

profitability

In 2002, Ventas produced its third consecutive year of profitability, with a 20 percent growth in FFO. Since 2000, it has delivered a 56 percent compounded annual total shareholder return.

Ventas, Inc. is a leading healthcare real estate investment trust (REIT). It has posted one of the best three-year performance records in the REIT sector, with compounded annual total shareholder return of 56 percent, about four times the REIT industry average. Ventas owns 44 hospitals, 220 nursing homes and nine other healthcare and senior housing facilities located in 37 states that span every region of the country. Together, these facilities contain 32,000 licensed beds. The Company also has investments in 25 other healthcare and senior housing assets. In 2003, Ventas will strive to increase profitability by focusing on financial strength and flexibility, diversification of its assets, FFO growth and building shareholder wealth.

Financial Highlights

(In thousands, except per share amounts)	For the Years Ended December 31, 2002	2001
Operating Data:		
Rental Revenue	$ 189,517	$ 183,329
Total Revenue	196,704	202,758
Gain (loss) on sale of assets (including gain on sale of Kindred stock)	28,528	15,715
EBITDA[1] from continuing operations	183,791	187,856
EBITDA from continuing operations (excluding gain on sale of Kindred stock)	178,777	172,431
EBITDA Margin (from continuing operations)	93.4%	92.7%
Interest expense (excluding swap ineffectiveness)	$ 76,524	$ 86,175
Net Income before discontinued operations and extraordinary loss	52,952	51,207
Net Income	65,706	50,566
Per Share Data:		
Normalized FFO[2]	$ 1.36	$ 1.13
FFO[3]	1.35	1.35
Net Income before discontinued operations and extraordinary loss	0.75	0.74
Net Income	0.93	0.73
Dividends Paid for Year	0.95	0.92
Closing Stock Price	11.45	11.50
Shares Outstanding	78,878	68,885
Weighted Average Shares Outstanding, diluted	70,290	69,363
Other Data:		
Senior Notes payable and other debt	$ 707,709	$ 848,368
Equity Market Capitalization	903,153	792,180
Total Capitalization	1,610,862	1,640,548
Debt/Total Capitalization	43.9%	51.7%

1 Earnings before interest, taxes, depreciation, and amortization.

2 Excludes gain on the sale of Kindred stock and the one-time loss on swap breakage.

3 Funds From Operations, as defined by NAREIT.

Debt/Total Capitalization


100%
80%
60%
40%
20%
0%
69.7%
51.7%
43.9%
'00
'01
'02

Quarter-End Stock Closing Price


$14
$12
$10
$8
$6
$4
$2
$0
$3.31
$8.50
$12.65
$3.20
$10.95
$12.75
$5.00
$10.85
$13.41
$5.63
$11.50
$11.45
'00 '01 '02
First
Second
Third
Fourth

Dividends/Share Paid for Year


$1.00
$0.80
$0.60
$0.40
$0.20
$0
$0.29
$0.92
$0.95
'00
'01
'02



Debra A. Cafaro
Chairman, President and
Chief Executive Officer

Dear Fellow Shareholder:

2002 was a year of remarkable productivity and profitability at Ventas. We achieved all of our objectives of strengthening our balance sheet, reducing our cost of debt, increasing Funds From Operations (FFO) and our dividend, and developing our senior management team. And, most importantly, we began to implement our business strategy of disciplined, intelligent diversification of our valuable portfolio of healthcare assets. The result is that Ventas continues to be a superior investment choice for our shareholders.

2002 Financial Results

Our financial results for the year show the benefits of persistent efforts to improve Ventas. In 2002, our normalized FFO per share increased by 20 percent over 2001 and our dividend grew to 95 cents per share. We continued to create value for our shareholders by delivering a third consecutive year of increased profitability. Since 2000, Ventas equity holders have enjoyed a 56.3 percent compounded annual total shareholder return.

Ventas Outperforms the Market


60%
40%
20%
0%
-20%
-40%
-14.6%
-22.1%
-7.5%
-20.5%
14.0%
3.6%
25.0%
7.1%
56.3%
7.4%
S&P 500 Index
Russell 2000 Index
Morgan Stanley REIT Index
NAREIT Composite Healthcare REIT Index
Ventas, Inc.

☐ 3-Year Compounded Annual Total Shareholder Return
☐ 2002 Total Shareholder Return

With a 7.4 percent total return in 2002, our results compare favorably with the Morgan Stanley REIT Index, which returned 3.6 percent for the year. Ventas's one and three year performances have dramatically surpassed the returns for all major market indices.

Strategic Imperative – Building Financial Strength

Over the long term, and particularly in uncertain times, financial strength is a strategic imperative. In 2002, we continued to focus on our balance sheet, which has improved markedly since we began Ventas's turnaround and repositioning. To put our progress in perspective, at December 31, 1999, Ventas had a debt-to-equity ratio of over 77 percent. At the close of 2002, our debt-to-equity ratio was less than 44 percent.

This achievement is the direct result of paying down debt from our free cash flow, non-dilutive asset sales and our December 2002 equity offering. This $100 million offering of Ventas common stock – our first – capped our three-year effort to move our key credit ratios into the range we have targeted and in line with our peers. Our enhanced financial profile should enable us to raise capital at a lower cost and improve our ability to weather disruptions in the healthcare operating environment.

Our stronger balance sheet gives Ventas more choices as we implement our strategic diversification plan. Lower cost of debt and equity capital will be the principal drivers for accretive acquisitions that will diversify our asset base. Moreover, our new debt arrangements crafted during 2002, coupled with our lower debt balances, created acquisition capacity that will allow us to be opportunistic in 2003 as we identify attractive investments.

As we paid down our debt, we also tapped multiple capital markets to significantly reduce our cost of debt. Taken together, our commercial mortgage-backed securitization, bond offering and credit facility recapitalized our entire Company and demonstrated that we could raise a billion dollars in financing in five months from a wide variety of capital sources. It also validated our restructuring strategy for our primary tenant, Kindred Healthcare, Inc., and the value of our extensive portfolio of healthcare assets.

Date	Market	Amount Raised
December 2001	CMBS	$225 million
April 2002	Senior Notes	$400 million
	7-year	$175 million
	10-year	$225 million
April 2002	Credit Facility	$350 million
	Term Loan	$60 million
	Revolver	$290 million
December 2002	Common Equity	$100 million
Total Capital Raised		$1.1 billion

During the year, we expanded our management team by adding executives who have broad and deep backgrounds in healthcare and senior housing operations, real estate, finance, accounting, and acquisitions. With an experienced Chief Financial Officer and Chief Investment Officer, and other key personnel additions, Ventas has the knowledge capital and talent to accomplish its goals.

Successful Diversification

With successful capital markets execution behind us and our management team in place, in 2002 we began to diversify our portfolio. In the fourth quarter, we invested $70 million in Trans Healthcare, Inc., a quality operator with productive, well-run assets that are located in attractive markets and that generate solid, sustainable cash flow. We were delighted that THI selected Ventas as its capital provider to help it expand and solidify its business.

The THI investment should produce a 13 percent unlevered return to Ventas and a 16 percent return on shareholder equity. We look forward to partnering with other operators and investing additional capital in 2003 to diversify our tenant, revenue and asset base and to generate additional earnings for our shareholders.

2003 – Building on Our Momentum

During 2003, we will continue to diversify our portfolio to create long-term value and reduce concentration risk. We also expect 2003 to provide our shareholders with near-term rewards, as we grow our FFO and increase our dividend. Our leases with operators have built-in escalators that result in meaningful increases in our year-over-year earnings projections. With REIT revenue at Ventas expected to increase by seven percent in 2003, and interest and other expenses projected to decline even more, we offer the highest organic growth rate in the healthcare REIT sector.

In making capital allocation decisions during the year, we will focus on diversifying acquisitions, dividend increases and further financial improvement, balancing these objectives for the benefit of our shareholders.

We will use our excess cash flow and monetize our non-income producing assets to create additional earnings through acquisitions. By making selective, well-structured investments in healthcare and senior housing assets, we expect to achieve our twin goals of increasing FFO and systematically improving our stock multiple by reducing the "risk discount" currently ascribed to Ventas shares.

We also intend to use our excess cash flow for the immediate benefit of our shareholders through a growing dividend. Our Board of Directors has already increased our expected 2003 annual dividend to $1.07 per share for 2003. This represents a 13 percent increase over the 2002 dividend.

And, we will continue to improve our credit profile and focus on "moving up the credit curve." During the year, we expect to reduce the amount payable for the 2000 Department of Justice settlement by $12 million and amortize other portions of our long-term debt.

Preparing for the Challenges of 2003

No doubt, 2003 will bring its share of challenges to Ventas and we are prepared to face them. Each of my four years at Ventas has been marked by surprises, difficulties and problems emanating from the healthcare operating sector – and this year will be no different. Yet Ventas has worked hard to anticipate and prepare for these challenges, and by doing so, has emerged stronger and more profitable. That pattern should repeat in 2003.

We have identified three areas of concern in the nursing home operating business: providers will suffer from Medicare rate cuts that took effect October 2002, state budget shortfalls will translate into Medicaid rate pressures on nursing home revenues, and plaintiffs' lawsuits will threaten the sector's stability. We believe Ventas's rent streams and earnings are insulated from these issues because we own the real estate assets and occupy the senior position in the operators' capital structure.

The lower reimbursement levels from Medicare have already been factored in our projected 2003 property level coverages. Because of the large cushion between our tenants' EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) at our facilities and the rent payments due to Ventas, our operators can experience significant margin compression and cash flow volatility without jeopardizing our rent stream.

The biggest wild card for skilled nursing providers is the amount of professional liability expense and funded reserves that our tenants may incur. This amount is estimated periodically by third party expert actuaries and remains unpredictable. Potential surprises in this expense for the operators could result in greater volatility and reduced profitability for the healthcare operators. The solution lies in national tort reform as well as improved legal and insurance structures that will thwart spurious lawsuits while still protecting patients' rights.

Should Congress or the federal government act responsibly to improve any one of these areas – through national tort reform, restoration of the Medicare funding cuts, and/or increased funding for the states' Medicaid programs – the nursing home operators will benefit directly. Ventas will gain as well, through greater cash flow at its properties and enhanced financial stability for its nursing home tenants.

Our long-term acute care (LTAC) hospital portfolio – from which we derive 31 percent of our rental revenues – currently operates as a profitable healthcare business. That sector is transitioning to a budget neutral prospective payment system during 2003. We expect that Kindred, which operates all of our LTACs, will make this change intelligently so that it will experience steady performance and profitability at our facilities.

Despite these operator challenges, Ventas is optimally positioned to emerge a winner in the long-term care arena and to profitably execute its business plan.

Rent Mix by Facility Type
January 1, 2003 – December 31, 2003
(Projected)



Personal Care 0.4%
Hospitals 30.9%
Assisted Living Facilities (ALFs) 0.2%
Skilled Nursing Facilities (SNFs) 68.5%

Board of Directors Oversight

Our Board of Directors is a mainstay of our success. Each Board member continues to dedicate his or her experience, time and judgment to our Company's business. A fully engaged and independent group, our Board tests and validates our strategy and direction and challenges us to make good decisions that will lead to long-term value creation. With the Board's support, we are confident that we will continue to move in the right direction.

In early 2003, Ventas's founder and chairman, W. Bruce Lunsford, resigned from our Board of Directors to pursue a return to public service. Bruce is a man of expansive ideas and exceptional talents. During my tenure at Ventas, he has been a valued and reliable colleague, resource and friend. For all of the Ventas employees and the other members of our Board, I thank Bruce sincerely for the contributions he has made to Ventas.

Commitment to Our Future

The Ventas management team has grown in 2002, to enhance our nucleus of high performers who have been responsible for so much of the Company's prior successes. They, with our talented and indefatigable support staff, deserve high praise for their continued commitment to the Company, their productivity and their effectiveness.

Our business philosophy at Ventas is founded on simple, common sense principles: make consistently sound decisions; work tenaciously, quickly and creatively toward clear objectives; operate credibly with all constituents; seize and create opportunity; remain disciplined, analytic and focused; attract the best management and Board talent; and expect and reward excellence and productivity. Commitment to these ideas leads to success.

As in prior years, I consider it an honor to have the opportunity to retain and deserve the confidence and trust of our shareholders, our Board, our employees and our lenders.

In 2003, through our strategy, our actions and our values, we expect to reward our long-standing shareholders with a fourth year of successful performance and provide our new shareholders with a superior return on their investment. While we intend to deliver excellent near-term results, we will remain focused on creating long-term shareholder value and positioning Ventas for a successful future.

Sincerely,



Debra A. Cafaro
Chairman, President and
Chief Executive Officer

March 13, 2003

2002 Checklist

- ✓ Increased FFO 20 percent
- ✓ Initiated diversification strategy
- ✓ Reduced cost of debt by 150 basis points
- ✓ Reduced debt-to-equity ratio to less than 41 percent
- ✓ Expanded senior management team
- ✓ Increased dividend

Worthiness is a measure of value, usefulness, merit, and esteem. At Ventas we have worked to earn your assessment of us as trustworthy by our reliable performance and as creditworthy by our continually improving capital structure. Our worth to you can be measured by our returns and the shareholder wealth we are building.

trust

In an era marked by corporate malfeasance, a corporation has no greater obligation than to earn the trust of its stakeholders. It must convince its owners and partners that it will perform with integrity, uphold its fiduciary responsibilities and follow through on promises.

We have worked to earn your trust, very simply, by doing what we say. Over the last three years, we have clearly identified our business objectives, worked tenaciously to achieve them and kept our constituents informed along the way. Our motto is No Surprises.

The second way we have earned the trust of our investors is by repeating our performance in a steady, reliable pattern. With escalator clauses in our leases that should generate revenue increases of between $6 million and $8 million every year, our shareholders can anticipate our revenues and our earnings.


FFO per Share
2002 Normalized FFO per Share grew 20%
$1.40
$1.30
$1.20
$1.10
$1.00
$1.12
$1.13
$1.36
'00
'01
'02

Third, we have remained committed to principles of sound corporate governance. Well ahead of new NYSE rules and Sarbanes-Oxley requirements, our Board of Directors was composed of a majority of independent members. And by mid-2002, we reconfigured our three key committees – audit, compensation and governance – to meet the stringent standards now imposed on public corporations. In January of 2003, we named Board member Douglas Crocker II as presiding director, to chair our regularly scheduled executive sessions among Ventas's independent directors.

Finally, we have worked to earn your trust by open and honest communication. Through our website and news releases, we keep you fully apprised of important activities and developments. We have worked to respond to your questions, inquiries and comments. We will continue to merit your trust in 2003.

Our primary financial goal for 2002 was to improve our creditworthiness in order to efficiently implement our business strategy. At a time when many corporations found it difficult to complete one transaction, Ventas tapped multiple capital markets to reduce our cost of debt by 150 basis points to 8.4 percent, fully fixed, and reduce our indebtedness by over $140 million.

Our $225 million commercial mortgage-backed securitization was a home run for the Company because it increased our cash flow significantly. In April 2002, we bootstrapped off that success by issuing $400 million of unsecured long-term bonds with a weighted interest rate of less than nine percent. Our bond transaction freed up the majority of our assets from liens, giving us greater financial and operating flexibility. Concurrently, we received $350 million in financing from a large consortium of lenders, priced at LIBOR plus 260 basis

credit

points. Finally, we raised $100 million at the end of the year in our first equity offering as a REIT, using the proceeds to improve our balance sheet and pay down debt.

As a result, our important credit statistics at the end of 2002 met our goals. Our debt-to-EBITDA (earnings before interest, taxes, depreciation and amortization) ratio improved to 3.5-4 times, and our fixed charge coverage ratio exceeded 2 times.


Driving Down Debt
$1,000
$800
$600
(in millions)
10%
9%
8%
9.87%
$886
9.41%
$848
$708
8.38%
12/31/00
12/31/01
12/31/02
Long-term Debt
Cost of Debt *

* Excludes overhedged or underhedged portion of the Company's interest rate protection agreements.

The power of our business derives from basic supply and demand principles. The number of individuals in this country who will require the services of a nursing home is expected to increase faster than the number of available beds. The economics of government reimbursement create challenges, but our strategy is to benefit from a large, diversified portfolio and to structure leases that will give the Company the optimal positioning to benefit from the demographic realities in long-term care.

staying

Skilled nursing homes are a $103.8 billion industry that is expected to grow to $157.4 billion by 2010. Currently there are 17,000 skilled nursing facilities in the U.S. with an average of 106 beds in each and a median occupancy of 82 percent. The industry's growth is driven by a population that is aging and living longer, and by the inflow of higher acuity patients from hospitals into nursing facilities. However, there is little-to-no new nursing home construction, due to regulatory barriers to development and economic forces.

We expect increasing demand for nursing homes to drive the value of our assets, but anticipate variations in government reimbursements to pressure operator profits. In October 2002, Congress cut certain Medicare rates, reducing the average per day Medicare payment for a nursing home patient by $30. As a result, the nursing home providers are girding for another rough patch. As a landlord to the healthcare industry, we endeavor to work with viable operators who can withstand these fluctuations and other uncertainties.


worthy

Ventas's desirable earnings profile is based on several significant provisions built into our leases.

Our leases contain an annual rent escalator. As a result, our rents should increase by $6 million to $8 million each year. The increased revenue falls directly to our bottom line and gives us the highest built-in FFO growth rate in the healthcare REIT sector.

Our earnings power is enhanced by our decision to retain free cash flow to grow earnings or pay down debt and reduce interest expense. The powerful combination of increased revenue and decreasing interest expense should allow Ventas to deliver solid, predictable earnings growth to our shareholders. Finally, our leases with our primary tenant, Kindred Healthcare, give Ventas the one-time option to increase our rents to market levels in 2006 if the long-term care industry enjoys increased profitability. This unique feature gives

earnings

us a way to boost our steady earnings power and capture upside in the long-term care sector.

As we implement our diversification strategy, our goal is to use our embedded earnings power to create long-term value for the benefit of our shareholders.

Projected Rental Revenues
January 1, 2001 - December 31, 2007



$240
$230
$220
$210
$200
$190
$180
$170
Annual Rent ($ in millions)
$183.3
$189.5
$200.8
$207.7
$215.2
$223.3
$231.7
'01
'02
'03
'04
'05
'06
'07


Cash Flow Cushion
Property Cash Flow
Rent
(dollars)
Ventas Cash Flow Cushion
(years)

Even more importantly, we restructured our primary tenant in 1999 and 2000 at the low point of Medicare reimbursement, to maximize its ability to meet all of its obligations in the future.

At the property level, in both existing and new leases, we set rents at a level that should allow our tenants to weather changes in reimbursement levels over time. This "cash flow cushion" between the operators' cash flow and Ventas rent enhances the reliability of Ventas's rent streams and its earnings to shareholders.

Structurally, our pooled multi-facility Master Leases contain important diversification between nursing homes and long-term acute care hospitals, payor mix, reimbursement programs and geography. This balance within each Master Lease allows segments of our portfolio to cycle through difficult periods without disturbing our aggregate rent payments.

These financial and structural protections give Ventas the staying power to benefit from the future growth in the long-term care industry.


power

At Ventas, we have used our collective knowledge of real estate, finance and healthcare to keep our sights squarely on our goals of protecting our shareholders from downside risk, while giving them access to future upside potential.



The healthcare REIT industry melds healthcare, real estate and finance, and at Ventas we stay focused on all three important areas. We manage our Company by thinking several steps ahead so that our actions will engender long-term success.

As we craft leases with our tenants, we seek structures that give us long-term flexibility and future benefits, while insuring that our operators will retain a sustainable capital structure and viability. Our leases contain staggered expiration dates that occur between 2008 and 2013. As a result, we will be in a position to re-lease our assets in an orderly manner over time.

We recently implemented a systematic process for on-site inspection of all of our properties to insure they are in good condition well before their scheduled renewal dates, which enhances their marketability and value.

Most importantly, we always look for creative opportunities to optimize future returns to our shareholders with unique features such as the reset right in the Kindred Master Leases that allows us to increase Kindred's rents to market levels in 2006.


2003
2004
2005
2006
Rent Reset

With our 2002 balance sheet refinancing, we received immediate benefits from reduced interest expense and an improved credit structure. We will also receive future benefits from our deliberate effort to stagger the maturity dates of our debt, thus avoiding large payoffs at any one time.

Furthermore, as we financed, we familiarized the diverse capital markets with Ventas. Each market has its own set of buyers who must be educated on our sector and our Company. By putting a Ventas footprint in four different markets within only 12 months, we believe we will be able to more easily return to those investors the next time we want to raise capital.

In arranging our $350 million credit facility, we negotiated a revolver with adjustable pricing that reduces our interest expense as we de-lever. We also deliberately arranged a facility large enough to accommodate future acquisition activity. And we received a $100 million "accordion" feature that expands the facility so we can move confidently when we identify attractive and accretive properties.

Finally, we filed a $750 million shelf registration for our securities in June of 2002, which enabled us to quickly pursue our equity offering in December when we determined that the time was right.

Ventas has a productive and experienced management team committed to achieving the Company's goals. This year we added two important members to senior management. Richard A. Schweinhart, our recently appointed Chief Financial Officer, brings 30 years of experience in the healthcare operating sector to Ventas. Raymond J. Lewis was named our Chief Investment Officer. Ray brings a decade of successful healthcare and senior housing finance to his credit and is leading our diversification and investment strategy.

With our personnel additions of 2002, Ventas has over 150 years collective experience in sophisticated aspects of healthcare, real estate, restructurings, finance, law, accounting and tax. The Ventas team is capable and eager to help our Company thrive and continue to deliver superior returns to our shareholders.

in

We expect to use a multidisciplinary approach as we implement our growth and diversification strategy, drawing on the talents of our excellent senior managers. Their backgrounds prepare the Company to tackle complicated, large, value-added transactions and remain a top performing company.

Our existing team and key additions during 2002 give us the knowledge capital and talent to accomplish our goals.


2002
2000


sight

Opportunity is a favorable combination of circumstances. Our ability to control our future is based on how well we manage the opportunities that occur and how we seek and create opportunities that are not readily apparent to others. As we watch the healthcare and senior housing sector, we are keeping an eye open for creative, innovative and thoughtful diversification opportunities.

seeking

Portfolio diversification is an important strategic business goal for Ventas because, over time, it will reduce our reliance on a single revenue source and enhance Ventas's value. We will be seeking opportunities to acquire high-quality assets in protected markets that generate sustainable cash flow, and that are operated by providers with good reputations, regulatory history and quality control systems.

The property types will span the continuum of care, from independent and assisted living facilities to hospitals. We will seek to broaden the ultimate payor sources within our portfolio, leavening our heavily government reimbursement portfolio with some private pay facilities. And we will seek investments in states that possess a favorable environment for hospital, long-term care and senior housing operators through their reimbursement rates, regulatory practices and tort policies.

At the same time, we may also consider selective dispositions of assets and redeployment of that capital. We will seek opportunities that we believe will provide our shareholders with a favorable risk/reward profile.

Partnering with Trans Healthcare, Inc. (THI) launched Ventas's diversification strategy in 2002. We created the opportunity to work with this operator by designing a value added investment structure that provided THI with a reliable partner to help it expand while providing Ventas with tenant, property, and geography diversification.

By drawing on our extensive capital markets experience as well as our senior housing knowledge, we created a unique solution that allowed Ventas to become a one-stop source for THI's capital needs by funding a $120 million investment divided into three parts: a sale-leaseback, a mezzanine loan and a first mortgage loan. Most importantly, THI selected Ventas because it possessed the capital and the character to provide certainty of closing the transaction. We structured the THI deal so that the yield on our investment met our return requirements yet also met THI's need for a lower cost of capital.

creating

The final step in the transaction occurred in December when we sold the lower yielding $50 million first mortgage loan for a gain to another investor.

THI was one of the largest healthcare REIT transactions during 2002, and it established Ventas as a serious, intelligent capital source that is able to work with operators to bring fresh thinking and certainty of execution to complicated transactions. We look forward to creating more opportunities in 2003.



Ventas's THI Investment
Initial Investment
$120 million
Final Investment
$70 million
$53 million
Sale Leaseback
$17 million
Mezzanine Loan
$50 million
Senior Loan
Sold for Gain
10%
Tenant
Cost of Capital
13%
Ventas
Return on Investment

Distribution of Ventas Properties
(273 Properties in 37 States)

- Nursing Facilities *(Total: 220)*
- Hospitals *(Total: 44)*
- Other Healthcare Facilities *(Total: 9)*
- Certificate of Need (CON) States Containing Ventas Properties

Our goal is for acquisitions to provide immediate benefit for our shareholders. These transactions must be carefully evaluated and underwritten to identify and properly price the risk inherent in any new investment, intelligently structured to minimize that risk and maximize Ventas's return, creatively and collaboratively negotiated with the operator to insure that the operator receives value in the transaction, and actively monitored to reduce volatility and improve performance in the portfolio as a whole.

We are confident about our ability to succeed at our diversification strategy. We expect acquisitions to increase our earnings. By reducing our concentration risk, we expect to increase our stock valuation through an increased FFO multiple, improved credit ratings and reduced borrowing costs.

opportunity



Ventas Senior Management

Debra A. Cafaro
Chairman, President and Chief Executive Officer

T. Richard Riney
Executive Vice President, General Counsel and Secretary

Richard A. Schweinhart
Senior Vice President and Chief Financial Officer

Raymond J. Lewis
Senior Vice President and Chief Investment Officer

over

Even before Congress and the NYSE required changes in board compositions to insure greater autonomy, Ventas sought a Board of Directors that would be comprised of smart, independent and vocal business executives. We sought experienced executives who understood our Company, our industries, and our challenges, and who brought significant insight, deep knowledge and critical thinking from their own business experiences. The oversight that the Ventas Board provides has been instrumental to our success.

Directors of the Company


sight

Douglas Crocker II | Sheli Z. Rosenberg | Jay M. Gellert | W. Bruce Lunsford | Debra A. Cafaro | Gary W. Loveman | Ronald G. Geary

We are committed to providing our shareholders with clear and reliable information about our Company and our financial results. We are proud of the returns we have delivered and prouder of our record of veracity and transparency. You can always be sure that our financial reporting provides a true reflection of our business and its prospects. We invite you to study our financial section.

sound results

Selected Financial Data	17
Management's Discussion and Analysis	18
Report of Independent Auditors	30
Consolidated Financial Statements	31
Notes to Consolidated Financial Statements	35
Market for the Company's Common Equity and Related Stockholder Matters	64
Corporate Information	65

Selected Financial Data

The following selected financial data with respect to the Company should be read in conjunction with the Company's Consolidated Financial Statements which are included in this Annual Report.

	For the Years ended December 31,				For the Period from May 1, 1998 to December 31,
	2002	2001	2000	1999	1998
(in thousands, except per share amounts)					
Operating Data					
Rental Income	$189,517	$ 183,329	$ 228,569	$ 224,405	$147,136
Gain on sale of Kindred common stock	5,014	15,425	—	—	—
General and administrative and other expenses	12,913	14,902	20,781	21,566	5,697
United States Settlement	—	—	96,493	—	—
Interest expense (including swap ineffectiveness)	78,374	86,175	93,570	87,124	58,337
Interest on United States Settlement	5,461	4,592	—	—	—
Loss on uncollectible amounts due from tenants	—	—	47,394	33,829	—
Discontinued operations	23,831	681	1,283	1,673	1,503
Income (loss) before extraordinary loss	76,783	51,888	(61,245)	42,535	34,809
Net income (loss)	65,706	50,566	(65,452)	42,535	26,758
Per Share Data					
Income (loss) per common share before discontinued operations and extraordinary loss, Basic	$ 0.76	$ 0.75	$ (0.92)	$ 0.60	$ 0.49
Net income (loss) per common share, Basic	0.95	0.74	(0.96)	0.63	0.39
Net income (loss) per common share, Diluted	0.93	0.73	(0.96)	0.63	0.39
Dividends declared per common share	0.95	0.92	0.91	0.39	—
Other Data					
Net cash provided by operating activities	$116,385	$ 79,893	$ 85,338	$ 103,580	$ 86,757
Net cash provided by (used in) investing activities	(34,140)	2,760	5,359	371	(908)
Net cash provided by (used in) financing activities	(98,386)	(151,458)	(142,890)	35,305	(85,511)
FFO[1]	95,160	93,502	76,479	85,023	84,660
Normalized FFO[2]	95,553	78,077	76,479	85,023	84,660
Weighted average shares outstanding, Basic	69,336	68,409	68,010	67,754	67,681
Weighted average shares outstanding, Diluted	70,290	69,363	68,131	67,989	67,865
Balance Sheet Data					
Real estate investments, net	$828,802	$ 806,336	$ 848,545	$ 894,791	$939,460
Cash and cash equivalents	2,455	18,596	87,401	139,594	338
Kindred common stock	16,713	55,118	—	—	—
Total assets	895,780	941,859	981,145	1,071,199	959,706
Senior Notes payable and other debt	707,709	848,368	886,385	974,247	931,127
United States Settlement	43,992	54,747	96,493	—	—

1 The Company considers funds from operations ("FFO") an appropriate measure of performance of an equity REIT and the Company uses the National Association of Real Estate Investment Trusts' ("NAREIT") definition of FFO. NAREIT defines FFO as net income (computed in accordance with accounting principles generally accepted in the United Sates ("GAAP")), excluding gains (or losses) from sales of real estate property, plus depreciation for real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO presented herein is not necessarily comparable to FFO presented by other real estate companies due to the fact that not all real estate companies use the same definition. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's financial performance or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is FFO indicative of sufficient cash flow to fund all of the Company's needs.

2 Normalized FFO excludes the gain on sale of Kindred Common Stock and the net loss on the swap breakage as follows for the years ended December 31,:

	2002	2001
FFO	$95,160	$ 93,502
Gain on Sale of Kindred Common Stock	(5,014)	(15,425)
Net loss on swap breakage	5,407	—
	$95,553	$ 78,077

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included in this Annual Report.

Forward-Looking Statements

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements regarding Ventas, Inc.'s ("Ventas" or the "Company") and its subsidiaries' expected future financial position, results of operations, cash flows, funds from operations, dividends and dividend plans, financing plans, business strategy, budgets, projected costs, capital expenditures, competitive positions, growth opportunities, expected lease income, continued qualification as a real estate investment trust ("REIT"), plans and objectives of management for future operations and statements that include words such as "anticipate," "if," "believe," "plan," "estimate," "expect," "intend," "may," "could," "should," "will" and other similar expressions are forward-looking statements. Such forward-looking statements are inherently uncertain, and security holders must recognize that actual results may differ from the Company's expectations. The Company does not undertake a duty to update such forward-looking statements.

Actual future results and trends for the Company may differ materially depending on a variety of factors discussed in the Company's filings with the Securities and Exchange Commission (the "Commission"), including the factors discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 under the heading "Business—Risk Factors." Factors that may affect the plans or results of the Company include, without limitation, (a) the ability and willingness of Kindred Healthcare, Inc. ("Kindred") and certain of its affiliates to continue to meet and/or perform their obligations under their contractual arrangements with the Company and the Company's subsidiaries, including without limitation the lease agreements and various agreements (the "Spin Agreements") entered into by the Company and Kindred at the time of the Company's spin-off of Kindred on May 1, 1998 (the "1998 Spin Off"), as such agreements may have been amended and restated in connection with Kindred's emergence from bankruptcy on April 20, 2001, (b) the ability and willingness of Kindred to continue to meet and/or perform its obligation to indemnify and defend the Company for all litigation and other claims relating to the healthcare operations and other assets and liabilities transferred to Kindred in the 1998 Spin Off, (c) the ability of Kindred and the Company's other operators to maintain the financial strength and liquidity necessary to satisfy their respective obligations and duties under the leases and other agreements with the Company, and their existing credit agreements, (d) the Company's success in implementing its business strategy, (e) the nature and extent of future competition, (f) the extent of future healthcare reform and regulation, including cost containment measures and changes in reimbursement policies and procedures, (g) increases in the cost of borrowing for the Company, (h) a downgrade in the rating of Ventas Realty, Limited Partnership's outstanding debt securities by one or more rating agencies which could have the effect of, among other things, an increase in the cost of borrowing for the Company, (i) the ability of the Company's operators to deliver high quality care and to attract patients, (j) the results of litigation affecting the Company, (k) changes in general economic conditions and/or economic conditions in the markets in which the Company may, from time to time, compete, (l) the ability of the Company to pay down, refinance, restructure, and/or extend its indebtedness as it becomes due, (m) the movement of interest rates and the resulting impact on the value of the Company's interest rate swap agreements and the Company's net worth, (n) the ability and willingness of the Company to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations, including without limitation, the risk that the Company may fail to qualify as a REIT due to its ownership of common stock in Kindred, (o) the outcome of the audit being conducted by the Internal Revenue Service for the Company's tax years ended December 31, 1997 and 1998, (p) final determination of the Company's taxable net income for the years ending December 31, 2002 and December 31, 2003, (q) the ability and willingness of the Company's tenants to renew their leases with the Company upon expiration of the leases and the Company's ability to relet its properties on the same or better terms in the event such leases expire and are not renewed by the existing tenants, (r) the impact on the liquidity, financial condition and results of operations of Kindred and the Company's other operators resulting from increased operating costs and uninsured liabilities for professional liability claims, particularly in the state of Florida, and the ability of Kindred and the Company's other operators to accurately estimate the magnitude of such liabilities and (s) the value of the Company's common stock in Kindred and the limitations on the ability of the Company to sell, transfer or otherwise dispose of its common stock in Kindred arising out of the securities laws and the registration rights agreement the Company entered into with Kindred and certain of the holders of common stock in Kindred. Many of such factors are beyond the control of the Company and its management.

Kindred Information

Kindred is subject to the reporting requirements of the Commission and is required to file with the Commission annual reports containing audited financial information and quarterly reports containing unaudited financial information. The information related to Kindred provided in this Annual Report is derived from filings made with the Commission or other publicly available information, or has been provided by Kindred. The Company has not verified this information either through an independent investigation or by reviewing Kindred's public filings. The Company has no reason to believe that such information is inaccurate in any material respect, but there can be no assurance that all such information is accurate. The Company is providing this data for informational purposes only, and the reader of this Annual Report is encouraged to obtain Kindred's publicly available filings from the Commission.

Critical Accounting Policies and Estimates

The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. The Company believes that the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Impairment of Long-Lived Assets

The Company periodically evaluates its long-lived assets, primarily consisting of its investments in real estate, for impairment indicators. If indicators of impairment are present, the Company evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying operations. The Company adjusts the net book value of leased properties and other long-lived assets to fair value, if the sum of the expected future cash flow or sales proceeds is less than book value. Future events could occur which would cause the Company to conclude that impairment indicators exist and an impairment loss is warranted.

Legal Contingencies

The Company is currently involved in certain legal proceedings. The Consolidated Financial Statements do not reflect any reserves with respect to such legal proceedings.

As described further in Note 14 to the Consolidated Financial Statements, litigation and other matters arose from the Company's operations prior to the time of the Company's spin-off of Kindred Healthcare, Inc. (together with its subsidiaries, "Kindred") on May 1, 1998 (the "1998 Spin Off") or relate to assets or liabilities transferred to Kindred in connection with the 1998 Spin Off. Under the agreements entered into by the Company and Kindred at the time of the 1998 Spin Off, as such agreements may have been amended and restated in connection with Kindred's emergence from bankruptcy (the "1998 Spin Agreements"), Kindred agreed to assume the defense, on behalf of the Company, of certain defined claims. Kindred is presently defending the Company in these matters as required under the 1998 Spin Agreements, however, there can be no assurance that Kindred will continue to defend the Company in such matters or that Kindred will have sufficient assets, income and access to financing to enable it to satisfy such obligations. A change in Kindred's ability to perform under these commitments could have a material adverse effect on the business, financial condition, results of operation and liquidity of the Company and on the Company's ability to service its indebtedness and its obligations under the United States Settlement and on the Company's ability to make distributions to its stockholders as required to continue to qualify as a REIT (a "Material Adverse Effect").

The Company is also involved in other litigation as further described in Note 14 to the Consolidated Financial Statements. It is the opinion of management that the disposition of such matters will not have a Material Adverse Effect on the Company. If management's assessment of the Company's liability with respect to these actions in incorrect, such matters could have a Material Adverse Effect on the Company.

Income Taxes

The Internal Revenue Service ("IRS") is currently reviewing the federal income tax returns of the Company for tax years ending December 31, 1997 and 1998. The IRS may challenge the Company's entitlement to capital loss and net operating loss carryforwards ("NOL Carryforwards"). To the extent such NOL Carryforwards and escrow amounts under a tax refund escrow agreement ("Tax Refund Escrow Agreement") between the Company and Kindred are not sufficient to satisfy such liabilities, if any, Kindred has indemnified the Company for certain, but not all of the tax liabilities under a tax allocation agreement between the Company and Kindred (the "Tax Allocation Agreement"). There can be no assurances as to the ultimate outcome of these matters with the IRS or whether such outcome will have a Material Adverse Effect on the Company. Additionally, there can be no assurance that Kindred will have sufficient assets, income and access to financing to enable it to satisfy its indemnity obligations under the Tax Allocation Agreement.

On January 16, 2003, the Company agreed to a revised IRS Revenue Agent's report quantifying the examination findings in connection with the 1997 and 1998 income tax periods. This report concluded that, pending final review by the Joint Committee of Taxation, the Company does not owe any additional taxes, and is entitled to an additional refund of $1.2 million, for the period in question. If received, this $1.2 million would be deposited into a joint tax escrow account between Ventas and Kindred. The revised report is under review by the Joint Committee of Taxation. Until the review of the Joint Committee of Taxation is final, however, there can be no assurance as to the ultimate outcome of these matters or whether such outcome will have a Material Adverse Effect on the Company.

During the year ended December 31, 2001, the Company recorded a provision for taxes on the 10% of its estimated 2001 taxable income that the Company did not distribute. In the third quarter of 2002, the Company filed its 2001 federal tax return on which it elected to apply certain 2002 dividend payments in excess of its 2002 taxable net income against such 2001 undistributed taxable net income. As a result, the Company recorded a $2.2 million tax benefit in the quarter ended September 30, 2002.

A provision for income tax for the 2002 tax year was not recorded in the year ended December 31, 2002 due to the Company's ability and intention to distribute to its stockholders at least 100% of its estimated 2002 taxable income.

Fair Value of Derivative Instruments
The valuation of derivative instruments under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" requires the Company to make estimates and judgments that affect the fair value of the instruments. Fair value for the Company's derivatives are obtained from a third party consultant which utilizes pricing models that consider forward yield curves and discount rates. Such amounts and the recognition of such amounts in the consolidated financial statements of the Company are subject to significant estimates which may change in the future.

Results of Operations

The Company elected to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 1999. Beginning with the tax year 1999, the Company believes that it has satisfied the requirements to continue to qualify as a REIT. The Company intends to continue to qualify as a REIT for federal income tax purposes for the year ended December 31, 2003 and subsequent years. It is possible that economic, market, legal, tax or other considerations may cause the Company to fail, or elect not, to continue to qualify as a REIT. If the Company were to fail, or elect not, to continue to qualify as a REIT, the Company would be subject to 35% federal income tax and to the applicable state and local income taxes for the affected years. Such tax obligations could have a Material Adverse Effect. Unless eligible for limited relief, if the Company failed, or revoked its election, to qualify as a REIT, the Company would not be eligible to elect again to be treated as a REIT before the fifth year after the year of such termination or revocation.

Effective January 1, 2002 the Company adopted the provisions of Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 extends the reporting requirements of discontinued operations to include components of an entity that have either been disposed or are classified as held for sale. During the year ended December 31, 2002, the Company disposed of a 125 licensed bed skilled nursing facility located in Las Vegas, Nevada and a 164 licensed bed hospital facility located in Arlington, Virginia. The operating results of these properties have been reclassified as discontinued operations in the consolidated statements of operations for each of the three years ended December 31, 2002 included herein. See "Note 5—Dispositions" to the Consolidated Financial Statements.

Years ended December 31, 2002 and December 31, 2001
Rental income for year ended December 31, 2002 was $189.5 million, of which $186.5 million (98.4%) resulted from leases with Kindred. The rental income from Kindred includes $2.5 million related to the amortization of deferred revenue recorded as a result of the Company's receipt of common stock in Kindred (the "Kindred Common Stock") and the $4.5 million of additional future rent under the five master lease agreements (the "Kindred Master Leases") with Kindred. The rental income for the year ended December 31, 2001 was $183.3 million, of which $181.0 million (98.7%) resulted from leases with Kindred. The $6.2 million increase in rental income consists primarily of (a) the 3.5% increase in the rent paid under the Kindred Master Leases effective May 1, 2002 and (b) additional rent received under the master lease (the "THI Master Lease") with Trans Healthcare, Inc. ("THI") entered into by the Company and THI properties on November 4, 2002. The Company reported two months of interest income from a mezzanine loan and senior loan of $1.0 million. The senior loan was sold in December 2002. Annualized interest on the mezzanine loan is expected to be approximately $3 million. See "Note 6—Other Acquisitions and Dispositions" to the Consolidated Financial Statements.

Interest and other income totaled approximately $1.2 million for the year ended December 31, 2002 as compared to approximately $4.0 million for the year ended December 31, 2001. The decrease in interest income was primarily the result of lower cash balances and reduced interest rates.

Expenses totaled $146.0 million for the year ended December 31, 2002 and included $42.0 million of depreciation expense and $78.4 million of interest on debt financing (inclusive of swap ineffectiveness) and $5.5 million of interest on the United States Settlement. For the year ended December 31, 2001, expenses totaled $149.2 million and included $41.8 million of depreciation expense on real estate assets, $86.2 million of interest on the Company's prior credit agreement (the "2000 Credit Agreement") and other debt and $4.6 million of interest on the United States Settlement. The $3.2 million decrease consists primarily of (a) a $7.8 million decrease in interest expense, and (b) a $2.0 million decrease in general and administrative expenses and professional fees, which were offset by (x) an additional expense of $5.4 million related to the loss on a

$350 million notional swap breakage (see "Note 7—Borrowing Arrangements" to the Consolidated Financial Statements), (y) a $0.9 million increase in interest on the United States Settlement which was entered into on April 20, 2001, and (z) a $0.3 million increase in depreciation and amortization.

Interest expense excluding the interest on the United States Settlement decreased $7.8 million to $78.4 million for the year ended December 31, 2002 from $86.2 million for the year ended December 31, 2001. $3.1 million of the decrease is primarily a result of reduced principal balances and $7.2 million relates to reduced interest rates resulting from the CMBS Transaction in December 2001, and the April 2002 closing of the 2002 Credit Agreement (as defined below) and the Senior Notes Offering (as defined below). $0.6 million of the decrease is included in discontinued operations. The decrease is offset by a $1.9 million "swap ineffectiveness" expense recognized in the Statement of Operations to reflect the value of the excess of the notional amount of the 1998 Swap and 2003-2008 Swap over the Company's anticipated variable rate debt balance in the future. See "Note 7—Borrowing Arrangements" to the Consolidated Financial Statements.

Professional fees totaled approximately $3.2 million for the year ended December 31, 2002, as compared to $4.7 million for the year ended December 31, 2001. The decrease relates primarily to the reduction in professional fees incurred as a result of the Company's stabilized operations in 2002.

During the year ended December 31, 2001, the Company recorded a provision for taxes on the 10% of its estimated 2001 taxable income that the Company did not distribute. In the third quarter of 2002, the Company filed its 2001 federal income tax return on which it elected to apply certain 2002 dividend payments in excess of its 2002 estimated taxable net income against such 2001 undistributed taxable net income. As a result, the Company recorded a $2.2 million tax benefit in the third quarter ended September 30, 2002.

In connection with the refinancing of its indebtedness under the 2000 Credit Agreement, the Company incurred an extraordinary loss of $6.9 million related to the write-off of unamortized deferred financing costs associated with the 2000 Credit Agreement. In December 2002, the Company incurred an additional $4.2 million extraordinary loss related to the repurchase of $34.0 million in Senior Notes consisting of the write-off of unamortized deferred financing costs and premiums paid to repurchase. In connection with the refinancing of a portion of its indebtedness under the 2000 Credit Agreement, the Company incurred an extraordinary loss of approximately $1.3 million related to the partial write-off of unamortized deferred financing fees associated with the 2000 Credit Agreement. See "Note 7—Borrowing Arrangements" to the Consolidated Financial Statements.

During the year ended December 31, 2002, the Company disposed of a total of 159,500 shares of Kindred Common Stock for an average net price of $43.39 per share and recognized a gain of $5.0 million. The Company applied net proceeds of $7.0 million as a prepayment of the Company's indebtedness under the 2002 Credit Agreement. As a result of Kindred's announcement relating to the Florida skilled nursing facilities and other events, the market value of the Company's Kindred Common Stock declined substantially in the fourth quarter of 2002. As of December 31, 2002, the Company owned 920,814 shares of Kindred Common Stock with a market value of $16.7 million, or $18.15 per share. The Company disposed of 418,186 shares of Kindred Common Stock in the fourth quarter of 2001 and recognized a gain of $15.4 million on the dispositions.

On March 13, 2002, the Company sold a 125 licensed bed skilled nursing facility located in Las Vegas, Nevada to an unrelated third party for $1.8 million and recognized a gain of $1.1 million which was reported as a component of Discontinued Operations. The Company applied net proceeds of $1.5 million as a prepayment of the Company's indebtedness under the 2000 Credit Agreement. On June 21, 2002, the Company sold a 164 licensed bed hospital facility located in Arlington, Virginia to an unrelated third party and recognized a gain of approximately $22.4 million which was reported as a component of Discontinued Operations. The Company applied net proceeds of $27.1 million as a prepayment of the Company's indebtedness under the 2002 Credit Agreement.

After income from discontinued operations of $23.8 million, or $0.34 per diluted share and an extraordinary loss of $11.1 million, or $0.16 per diluted share, net income for the year ended December 31, 2002 was $65.7 million or $0.93 per diluted share. Net income for year ended December 31, 2001 was $50.6 million or $0.73 per diluted share after discontinued operations of $0.7 million (or $0.01 per share) and an extraordinary loss of $1.3 million (or $0.02 per share).

Years ended December 31, 2001 and December 31, 2000

Net of total write-offs, rental revenue increased $2.1 million in 2001 compared to 2000. Rental income for the year ended December 31, 2001 was $183.3 million, of which $181.0 million (98.7%) resulted from leases with Kindred. The rental income from Kindred includes $1.7 million related to the amortization of deferred revenue recorded as a result of Ventas Realty' Limited Partnership's ("Ventas Realty") receipt of the Kindred Common Stock and the $4.5 million of additional future rent under the Kindred Master Leases. Net rental income for the year ended December 31, 2000 was $181.2 million, of which $178.4 million (98.5%) resulted from the Leases with Kindred. In 2000, the outcome of the Kindred bankruptcy was uncertain, and the difference between the rent provided for in the prior Kindred master leases and rent actually received from Kindred was written off to uncollectible amounts due from tenants. Kindred's plan of reorganization (the "Kindred Reorganization Plan") under Chapter 11 ("Chapter 11") of the U.S. Bankruptcy Code terminated the Company's right to the payment of the difference between rent required to be paid under the terms of the prior Kindred master leases and the rent received by the Company after the date that Kindred filed for protection under chapter 11 of title 11 of the Bankruptcy Code and prior to the beginning of the month immediately following the effective date of the Kindred Plan of Reorganization (the "Kindred Effective Date"). As a result, for the period from January 1, 2001 through April 30, 2001, the Company recorded revenue equal to the amount actually paid by Kindred under a stipulation entered into with Kindred at the commencement of its bankruptcy case. The Company included in its revenue computation for the period of May 1, 2001 through December 31, 2001 the amount of rent due and payable under the Kindred master leases for that period.

Interest and other income totaled approximately $4.0 million and $9.5 million for the years ended December 31, 2001 and 2000, respectively. The decrease in interest was primarily the result of lower cash balances during the year as well as reduced market interest rates.

Expenses totaled $149.2 million for the year ended December 31, 2001 and included $41.8 million of depreciation expense, $86.2 million of interest on the 2000 Credit Agreement and other debt and $4.6 million interest on the United States Settlement. For the year ended December 31, 2000 expenses totaled $301.5 million and included $42.0 million of depreciation expense on real estate assets and $93.6 million of interest on the 2000 Credit Agreement and other debt. The $152.3 million decrease in expenses in 2001 was due primarily to (a) a charge in 2000 of $96.5 million related to the United States Settlement, (b) a charge to earnings in 2000 of $47.4 million for unpaid rent from tenants, which primarily includes the difference between the minimum monthly base rent that would have been due under the terms of the prior Kindred master leases and the base rent that was paid under the terms of the rent stipulation entered into in connection with the Kindred bankruptcy, (c) decreased interest expense and (d) decreased professional fees.

In the fourth quarter of 2000, the Company recorded a $96.5 million charge related to the United States Settlement. Under the United States Settlement, the Company will pay $103.6 million to the federal government, of which $34.0 million was paid on the Kindred Effective Date. The balance of $69.6 million bears interest at 6% per annum and is payable in equal quarterly installments over a five-year term commencing on June 30, 2001. The charge for the United States Settlement was discounted for accounting purposes based on an imputed borrowing rate of 10.75%.

Professional fees totaled approximately $4.7 million for the year ended December 31, 2001, as compared to $10.8 million for the year ended December 31, 2000. The decrease relates primarily to the reduction in professional fees incurred as a result of Kindred's emergence from bankruptcy. See "Note 4—Concentration of Credit Risk" and "Note 11—Transactions with Kindred" to the Consolidated Financial Statements.

Interest expense, excluding the interest on the United States Settlement, decreased $7.4 million to $86.2 million for the year ended December 31, 2001 from $93.6 million for the year ended December 31, 2000. The decrease is primarily a result of reduced principal, reduced amortization of deferred financing fees and the favorable impact in the first quarter of 2001 of timing differences in the rate setting under the Company's interest rate swap agreement and the 2000 Credit Agreement. See "Note 7—Borrowing Arrangements" to the Consolidated Financial Statements. For the year ended December 31, 2000, interest expense includes a $13.8 million payment on the 1998 Swap Agreement (as defined below). For the year ended December 31, 2000, the Company received payments totaling $4.3 million related to the 1998 Swap, which offset interest expense.

The IRS is currently reviewing the federal income tax returns of the Company for the years ended December 31, 1997 and 1998. On January 16, 2003, the Company agreed to a revised IRS Revenue Agent's report quantifying the examination findings in connection with the 1997 and 1998 income tax periods. This report concludes that, pending final review by the Joint Committee of Taxation, the Company does not owe any additional taxes, and is entitled to an additional refund of $1.2 million, for the period in question. If received, this $1.2 million would be deposited into a joint tax escrow account between Ventas and Kindred. Until the review of the Joint Committee of Taxation is final, however, there can be no assurance as to the ultimate outcome of these matters or whether such outcome will have a Material Adverse Effect on the Company.

However, if there are any resulting tax liabilities, if any, for the tax years ended December 31, 1997 and 1998 will be satisfied first from the use of Net Operating Loss ("NOL") carryforwards (including the NOL carryforwards that were utilized to offset the Company's federal income tax liability for 1999 and 2000) to satisfy those liabilities.

As a result of the uncertainties relating to the Company's ability to retain its NOL carry forwards, the Company recorded a charge for taxes on the 10% of its estimated 2001 taxable income which the Company did not distribute as a dividend. The $2.7 million tax provision reported for the year ended December 31, 2001 included a $0.7 million provision related to Ventas Realty's receipt of the Kindred Common Stock, of which 100% was taxable income to the Company in the second quarter of 2001. See "Note 10—Income Taxes" to the Consolidated Financial Statements.

The Company disposed of 418,186 shares of Kindred Common Stock in the fourth quarter of 2001 and recognized a gain of $15.4 million on the dispositions. In connection with a registered offering of common stock by Kindred, Ventas Realty exercised its piggyback registration rights, and sold 83,300 shares of Kindred Common Stock, recognizing a gain of $2.6 million. The Company applied the net proceeds of $3.6 million from the sale of the 83,300 shares of Kindred Common Stock as a prepayment on the Company's indebtedness under the 2000 Credit Agreement. The Company distributed 334,886 shares of Kindred Common Stock as part of the 2001 dividend, resulting in a gain of $12.8 million. For every share of common stock of the Company that a stockholder owned at the close of business on December 14, 2001, the stockholder received 0.005 of a share of Kindred Common Stock and $0.0049 in cash (equating to one share of Kindred Common Stock and $0.98 in cash for every two hundred shares of common stock in the Company). For purposes of the 2001 dividend, the Kindred Common Stock was valued in accordance with the Code and applicable rulings and regulations on December 31, 2001 at $51.02 per share (the average of the high and low price on that day).

In connection with the refinancing of a portion of its indebtedness under the 2000 Credit Agreement, in the fourth quarter of 2001, the Company incurred an extraordinary loss of approximately $1.3 million related to the partial write-off of unamortized deferred financing fees associated with the 2000 Credit Agreement. See "Note 7—Borrowing Arrangements" to the Consolidated Financial Statements.

Net income for the year ended December 31, 2001 was $50.6 million or $0.73 per diluted share after an extraordinary loss of $1.3 million (or $0.02 per share). After an extraordinary loss of $4.2 million or $0.06 per diluted share, as discussed above, net loss for the year ended December 31, 2000, was $65.5 million or $0.96 per diluted share.

Funds from Operations

Funds from operations ("FFO") for the years ended December 31, 2002, 2001 and 2000 totaled $95.2 million, $93.5 million and $76.5 million, respectively. FFO net of the gain on the sale of the Kindred Common Stock and the net loss on swap breakage ("Normalized FFO") for the years ended December 31, 2002 and 2001 was $95.6 million and $78.1 million, respectively. FFO for the years ended December 31, 2002, 2001, and 2000 is summarized in the following table:

For the years ended December 31,

	2002	2001	2000
In thousands			
Net income (loss)	$ 65,706	$ 50,566	$(65,452)
Extraordinary loss on extinguishment of debt	11,077	1,322	4,207
Income (loss) before extraordinary loss	76,783	51,888	(61,245)
Depreciation on real estate assets	41,891	41,904	42,188
United States Settlement	—	—	96,493
Realized gain on sale of real estate assets	(23,514)	(290)	(957)
Funds from operations	95,160	93,502	76,479
Gain on sale of Kindred equity	(5,014)	(15,425)	—
Net loss on swap breakage	5,407	—	—
Normalized FFO	$ 95,553	$ 78,077	$ 76,479

The Company considers FFO an appropriate measure of performance of an equity REIT and the Company uses the NAREIT definition of FFO. NAREIT defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus depreciation for real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO presented herein is not necessarily comparable to FFO presented by other real estate companies due to the fact that not all real estate companies use the same definition. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's financial performance or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is FFO necessarily indicative of sufficient cash flow to fund all of the Company's needs. The Company believes that in order to facilitate a clear understanding of its consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the Consolidated Financial Statements and data included elsewhere in this Annual Report.

Asset/Liability Management

Asset/liability management is a key element of the Company's overall risk management program. The objective of asset/liability management is to support the achievement of business strategies while maintaining appropriate risk levels. The asset/liability management process focuses on a variety of risks, including market risk (primarily interest rate risk) and credit risk. Effective management of these risks is an important determinant of the absolute levels and variability of FFO and net worth. The following discussion addresses the Company's integrated management of assets and liabilities, including the use of derivative financial instruments. The Company does not use derivative financial instruments for speculative purposes.

Market Risk

The following discussion of the Company's exposure to various market risks contains "forward-looking statements" that involve risks and uncertainties. These projected results have been prepared utilizing certain assumptions considered reasonable in light of information currently available to the Company. Nevertheless, because of the inherent unpredictability of interest rates as well as other factors, actual results could differ materially from those projected in such forward-looking information.

The Company receives revenue primarily by leasing its assets under leases that are long-term triple net leases in which the rental rate is generally fixed with annual escalators, subject to certain limitations. The Company also earns revenue from its mezzanine loan to THI. The Company's obligations under the 2002 Credit Agreement are (and its obligations under the 2000 Credit Agreement were) floating rate obligations whose interest rate and related monthly interest payments vary with the movement in LIBOR. See "Note 7—Borrowing Arrangements" to the Consolidated Financial Statements. The general fixed nature of the Company's assets and the variable nature of the Company's obligations create interest rate risk. If interest rates were to rise significantly, the Company's lease and other revenue might not be sufficient to meet its debt obligations. In order to mitigate this risk, in connection with the 1998 Spin Off, the Company entered into the 1998 Swap to effectively convert most of its floating rate debt obligations to fixed rate debt obligations. Interest rate swaps generally involve the exchange of fixed and floating rate interest payments on an underlying notional amount. As of December 31, 2002, the Company had a $425.0 million interest rate swap outstanding (the "1998 Swap") with a highly rated counterparty in which the Company pays a fixed rate of 5.985% and receives LIBOR from the counterparty.

On September 28, 2001, the Company entered into a second interest rate swap agreement in the notional amount of $450.0 million (the "2003-2008 Swap") with a highly rated counterparty to hedge floating rate debt for the period between July 1, 2003 and June 30, 2008, under which the Company will pay a fixed rate of 5.385% and will receive LIBOR from the counterparty to this agreement. The 2003-2008 Swap is treated as a cash flow hedge for accounting purposes. There are no collateral requirements under the 2003-2008 Swap. The notional amount of the 2003-2008 Swap is scheduled to decline from $450.0 million as of July 1, 2003 as follows:

Notional Amount	Date
$300,000,000	June 30, 2006
150,000,000	June 30, 2007
—	June 30, 2008

In accordance with the terms of the CMBS Loan Agreement (as defined below), on December 11, 2001, Ventas Finance I, LLC ("Ventas Finance") purchased an interest rate cap from a highly rated counterparty (the "Buy Cap"). See "—Liquidity and Capital Resources—Credit Facility" and "Note 7—Borrowing Arrangements" to the Consolidated Financial Statements. Because the Company already hedged its consolidated interest rate risk through the 1998 Swap and the 2003-2008 Swap, on December 11, 2001 the Company sold an interest rate cap (the "Sell Cap") for the same notional value ($225.0 million) and on the same terms (5 year amortizing 8% LIBOR cap) as the Buy Cap. If LIBOR should exceed the 8% cap, the Sell Cap would require the Company to pay the counterparty and the Buy Cap would require the counterparty to pay Ventas Finance for the interest accruing in excess of the 8% LIBOR cap. The Buy Cap and the Sell Cap are shown separately as an asset and a liability on the Company's balance sheet, respectively. The Company believes that the economic substance of the Buy Cap offsets the net cash flow exposure of the Sell Cap.

When interest rates rise, the interest rate swaps increase in fair value to the Company and when interest rates fall, the interest rate swaps decline in fair value to the Company. Similarly, when interest rates increase, the Buy Cap increases in fair value and the Sell Cap decreases in fair value. As of December 31, 2002, interest rates had fallen and the 1998 Swap and the 2003-2008 Swap were in an unrealized loss position to the Company. Generally, interest rate swap agreements with longer terms evidence greater dollar values of variation when interest rates change. To highlight the sensitivity of the interest rate swaps and caps to changes in interest rates, the following summary shows the effects of a hypothetical instantaneous change of 100 basis points (BPS) in interest rates as of December 31, 2002:

	1998 Swap	2003-2008 Swap	Sell Cap	Buy Cap
Notional Amount	$425,000,000	$450,000,000	$225,000,000	$225,000,000
Fair Value to the Company	(9,842,703)	(37,828,893)	(1,285,574)	1,285,574
Fair Value to the Company Reflecting Change in Interest Rates				
– 100 BPS	(10,948,367)	(55,990,510)	(534,391)	534,391
+ 100 BPS	(8,752,995)	(20,626,126)	(2,507,871)	2,507,871

The carrying value of the Company's variable rate debt approximates fair value. There is no cash flow impact from the fluctuation of interest rates since the Company currently hedges 100% of its variable rate debt. The fair value of the fixed rate debt is $377.1 million based on open market trading activity provided by a third party.

Credit Risk

As a result of the 1998 Spin Off, the Company has a significant concentration of credit risk with Kindred under the Kindred Master Leases. For the years ended December 31, 2002 and 2001 lease rental revenues from Kindred totaled $186.5 million or 98.4% and $181.0 or 98.7%, respectively, of the Company's total rental and investment income for the period. For the year ended December 31, 2000, lease rental revenues from Kindred comprised 98.5% of the Company's total lease rental revenues. Accordingly, Kindred's financial condition and ability to meet its rent obligations will largely determine the Company's rental revenues and its ability to make distributions to its stockholders. In addition, any failure by Kindred to effectively conduct its operations could have a material adverse effect on its business reputation or on its ability to enlist and maintain patients in its facilities. Kindred, as well as certain other tenants of the Company, have experienced financial difficulty and/or filed for bankruptcy. Kindred emerged from bankruptcy on April 20, 2001. Despite Kindred's emergence from bankruptcy, there can be no assurance that Kindred will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Kindred Master Leases. Since the Company derives in excess of 98% of its rental revenues from Kindred and since the Kindred Master Leases are triple net leases under which Kindred is responsible for all insurance, taxes and maintenance and repair expenses required in connection with the leased properties, the inability or unwillingness of Kindred to satisfy its obligations under the Kindred Master Leases would have a material adverse effect on the condition of the Kindred leased properties, as well as a Material Adverse Effect on the Company. See "Note 4—Concentration of Credit Risk" to the Consolidated Financial Statements. The Company monitors its credit risk under its lease agreements with its tenants by, among other things, reviewing and analyzing (a) information regarding the healthcare industry generally, (b) publicly available information regarding tenants, (c) information provided by the tenants and borrowers under the Company's lease and other agreements, and (d) discussion with tenants, borrowers and their representatives.

Liquidity and Capital Resources

During 2002, the Company's principal sources of liquidity came from cash flow from operations, borrowings under the 2002 Credit Agreement, the issuance of the Senior Notes as defined below, disposition of assets, the Equity Offering (as defined below) and, until the 2002 Refinancing Date (as defined below), the 2000 Credit Agreement.

The Company intends to continue to fund future investments through cash flow from operations, borrowings under the 2002 Credit Agreement, disposition of assets and issuance of secured or unsecured long-term debt or other securities. As of December 31, 2002, the Company had cash and cash equivalents of $2.5 million, restricted cash of $20.0 million (comprised of $5.0 million of reserves under the CMBS Facility (as defined below), escrows under the THI Master Lease and the Company's portion of the amounts on deposit pursuant to the Tax Refund Escrow Agreement), outstanding revolving credit borrowings of $59.3 million under the 2002 Credit Agreement, and unused revolving credit availability of $185.3 million. Through the pledge of additional property as collateral to the lenders under the 2002 Credit Agreement, the Company, as of December 31, 2002, could have increased revolving credit availability to $231.0 million.

Net cash provided by operations totaled $116.4 million, $79.9 million and $85.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in 2002 cash flows is primarily a result of (a) the timing of interest payments on the Senior Notes and the 1998 Swap, (b) increases from rent escalators and (c) reduction of interest expense.

Net cash used in investing activities for the year ended December 31, 2002 was $34.1 million. The Company invested $53.0 million in real property and $64.9 million in loan financing from the THI Transaction (as defined below) which was financed through borrowings under the 2002 Credit Agreement. Investing activities also included $49.0 million in proceeds from the sale of the THI Senior Loan (as defined below), $28.6 million from the sale of real property, $7.0 million from the sale of Kindred Common Stock and $2.0 million from origination fees. Net cash provided by investing activities for the year ended December 31, 2001 of $2.8 million included the proceeds from the Company's sale of 83,300 shares of Kindred common stock. Net cash provided by investing activities for the year ended December 31, 2000 totaled $5.4 million and included proceeds from the sale of two nursing facilities.

Net cash used in financing totaled $98.4 million for the year ended December 31, 2002. The uses include (a) an aggregate of $106.7 million payment of principal on the 2000 Credit Agreement, the 2002 Credit Agreement and the CMBS Loan, (b) $15.1 million in financing fees, (c) $12.8 million in swap breakage costs, (d) $50.1 million of cash dividend payments, and (e) $10.8 million of principal payments on the United States Settlement. The financing uses are offset by net proceeds from the issuance of common stock of $97.2 million, including the net proceeds of $93.6 million from the issuance of nine million shares (the "Equity Offering") and $3.6 million from the exercise of stock options. Net cash used in financing activities for the year ended December 31, 2001 totaled $151.5 million and included payments of principal on the 2000 Credit Agreement in the aggregate amount of $263.0 million. $212.8 million of the payments were funded from the CMBS Transaction (as defined below), which generated gross proceeds of $225 million. The 2001 financing activities also included $6.9 million in financing costs, $41.7 million payment on the United States Settlement, and $65.3 million of cash dividend payments. For the year ended December 31, 2000, net cash used in financing activities was $142.9 and included dividend payments of $42.4 million, repayments of borrowings of $87.9 million and deferred financing costs of $12.6 million.

On December 31, 2002, the Company repurchased $34.0 million principal amount of Senior Notes out of the proceeds of the Equity Offering. The Company purchased $783,000 of 2009 Senior Notes (as defined below) and $33,179,000 of 2012 Senior Notes (as defined below) in open market purchases. The total purchase price aggregated $37.4 million. As a result of these purchases, the Company reported an extraordinary loss of $4.2 million in the fourth quarter ended December 31, 2002. The Company has no current intention to repurchase any additional Senior Notes.

The 2000 Credit Agreement

On January 31, 2000, the Company entered into the 2000 Credit Agreement. On April 17, 2002, the Company used the proceeds of the Senior Notes Offering (as defined below) and certain borrowings under the 2002 Credit Agreement, in addition to cash on hand, to repay all outstanding indebtedness under the 2000 Credit Agreement. See "—Use of Proceeds; Repayment of 2000 Credit Agreement."

Tax Refund Escrow Agreement

Kindred and the Company have entered into the Tax Refund Escrow Agreement governing their relative entitlement to certain tax refunds for the tax periods prior to and including May 1, 1998 (the "Subject Periods") that each received or may receive in the future. Under the terms of the Tax Refund Escrow Agreement, refunds ("Subject Refunds") received on or after September 13, 1999 by either Kindred or the Company with respect to federal, state or local income, gross receipts, windfall profits, transfer, duty, value-added, property, franchise, license, excise, sales and use, capital, employment, withholding, payroll, occupational or similar business taxes (including interest, penalties and additions to tax, but excluding certain refunds), for taxable periods ending on or prior to May 1, 1998, or including May 1, 1998 and received on or after September 13, 1999 ("Subject Taxes") must be deposited into an escrow account with a third-party escrow agent.

The Tax Refund Escrow Agreement provides generally that Subject Taxes will be satisfied first from the funds in the escrow account (the "Escrow Funds"). To the extent that the Escrow Funds are insufficient to satisfy all liabilities for Subject Taxes that are finally determined to be due (such excess amount, "Excess Taxes"), the relative liability of Kindred and the Company to pay such Excess Taxes shall be determined as provided in the Tax Refund Escrow Agreement. Disputes under the Tax Refund Escrow Agreement, and the determination of the relative liability of Kindred and the Company to pay Excess Taxes, if any, are governed by the arbitration provision of the Tax Allocation Agreement.

Interest earned on the Escrow Funds or included in refund amounts received from governmental authorities are distributed equally to each of Kindred and the Company on an annual basis and are accrued as interest income on the Consolidated Statement of Operations. Any Escrow Funds remaining in the escrow account after no further claims may be made by governmental authorities with respect to Subject Taxes or Subject Refunds (because of the expiration of statutes of limitation or otherwise) will be distributed equally to Kindred and the Company. See "Note 10—Income Taxes" to the Consolidated Financial Statements.

CMBS Transaction

On December 12, 2001, the Company raised $225.0 million in gross proceeds from the completion of a commercial mortgage backed securitization transaction (the "CMBS Transaction"). Under a Loan and Security Agreement dated as of December 12, 2001 (the "CMBS Loan Agreement"), Ventas Finance obtained a loan in the principal amount of $225.0 million (the "CMBS Loan") from Merrill Lynch Mortgage Lending, Inc., as lender (the "CMBS Lender"). The CMBS Loan bears interest at a weighted average of LIBOR plus 1.4651%. Principal of and interest on the CMBS Loan is payable monthly. Principal payments on the CMBS Loan were calculated based upon a 25-year amortization schedule using an assumed interest rate of 9.46% per annum. The CMBS Loan matures on December 9, 2006, at which time a principal balloon payment of approximately $211.0 million will be due, assuming all scheduled amortization payments are made and no prepayments are made on the CMBS Loan. The CMBS Loan may be prepaid in whole or in part at any time and from time to time without penalty or premium.

On December 12, 2001, the Company used $212.8 million of the proceeds from the CMBS Loan to pay down a portion of the outstanding principal under the 2000 Credit Agreement. The Company recognized a $1.3 million extraordinary loss in the fourth quarter of 2001 relating to the partial write-off of unamortized deferred financing costs as a result of the aforementioned prepayments under the 2000 Credit Agreement.

The CMBS Loan is secured by liens on the 40 skilled nursing facilities (the "CMBS Properties") transferred by Ventas Realty to Ventas Finance and leased to Kindred under a Kindred Master Lease (the "Kindred CMBS Master Lease"). Except for certain customary exceptions, the CMBS Loan is non-recourse to Ventas Finance and the Company.

Ventas Finance is required to maintain or cause to be maintained the following reserve accounts under the CMBS Loan Agreement: (a) a debt service reserve account in an amount of $5.0 million to cover shortfalls in cash available for debt service on the CMBS Loan, (b) an imposition and insurance reserve for the payment of real property taxes and insurance premiums with respect to the CMBS Properties, and (c) a replacement reserve account in the amount of $1.58 million for the payment of the cost of capital improvements made to the CMBS Properties. The impositions and insurance reserve and the replacement reserve under the CMBS Loan Agreement are being funded and/or maintained by Kindred as required under and in accordance with the terms of the Kindred CMBS Master Lease. If Kindred should be unwilling or unable to fund these reserves under the CMBS Loan Agreement, Ventas Finance will be required to fund and/or maintain such reserves. Restricted cash at December 31, 2002 included $5.0 million related to the debt service reserve account for the CMBS Loan. See "Note 7—Borrowing Arrangements" to the Consolidated Financial Statements.

The 2002 Credit Agreement

On April 17, 2002 (the "2002 Refinancing Date"), the Company, as guarantor, and Ventas Realty, as borrower, entered into a Second Amended and Restated Credit, Security and Guaranty Agreement. Under the 2002 Credit Agreement, Ventas Realty obtained a $350.0 million credit facility (the "Total Commitments") consisting of a $60.0 million term loan (the "Tranche B Term Loan") and a $290.0 million revolving credit facility (the "Revolving Credit Facility"). The 2002 Credit Agreement also permits Ventas Realty to obtain an additional term loan in an amount of not less than $50.0 million, but not more than the remaining unused portion of the Total Commitments, subject to the conditions set forth in the 2002 Credit Agreement (the "Tranche C Term Loan"). Subject to the terms of, and the satisfaction of certain conditions set forth in, the 2002 Credit Agreement, Ventas Realty has the option to increase the Total Commitments (in the form of term and/or revolving loans) to an amount not to exceed $450.0 million.

The outstanding aggregate principal balance of the Tranche B Term Loan, the Tranche C Term Loan and the Revolving Credit Facility may not collectively exceed either (a) the Borrowing Base (as described below) or (b) the Total Commitments. As of December 31, 2002, the outstanding principal balance of the Tranche B Term Loan was $59.7 million and the outstanding principal balance under the Revolving Credit Facility was $59.3 million. As of December 31, 2002, there was no Tranche C Term Loan.

Amounts under the Revolving Credit Facility may be borrowed and reborrowed from time to time, subject to the conditions set forth in the 2002 Credit Agreement; provided, however, that the Revolving Credit Facility matures and must be repaid in full on April 17, 2005. The principal amount of the Tranche B Term Loan is payable in installments of $150,000 on the last day of each fiscal quarter, beginning September 30, 2002, and matures and must be repaid in full on April 17, 2007.

Borrowings outstanding under the 2002 Credit Agreement bear interest at an Applicable Percentage over either (i) a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate (as defined in the 2002 Credit Agreement) in effect for the relevant period, plus one half of one percent (0.5%) and (b) the Prime Rate (as defined in the 2002 Credit Agreement) in effect for the relevant period (the "Base Rate") or (ii) a fluctuating LIBOR-based rate per annum (the "Eurodollar Rate"). The Applicable Percentage varies based on the Company's consolidated leverage ratio (as defined in the 2002 Credit Agreement). With respect to Tranche B Term Loans, the Applicable Percentage is (a) 2.50% for loans bearing interest at the Eurodollar Rate, and (b) 1.00% for loans bearing interest at the Base Rate. With respect to revolving loans under the Revolving Credit Facility, from the inception of the loan through December 31, 2002, the Applicable Percentage on the Eurodollar Rate was 2.75% and on the Base Rate was 1.25%.

Loans outstanding under the 2002 Credit Agreement are pre-payable without premium or penalty, provided that loans bearing interest at the Eurodollar Rate are subject to customary "breakage" costs if repaid prior to the end of an interest period. Ventas Realty has agreed to pay various fees in connection with the 2002 Credit Agreement, including without limitation, issuance fees for letters of credit and fees for the unused portion of the total committed amount of the Revolving Credit Facility. Ventas Realty may permanently reduce or terminate the total committed amount of the Revolving Credit Facility, subject to the conditions set forth in the 2002 Credit Agreement.

The Company (and any other owner of mortgaged property securing Ventas Realty's obligations under the 2002 Credit Agreement from time to time) has guaranteed Ventas Realty's obligations under the 2002 Credit Agreement. Such obligations are secured by liens on certain of Ventas Realty's real property assets and any related leases, rents and personal property, and, at Ventas Realty's option, may be secured by certain cash collateral from time to time. Currently, 59 real properties owned by Ventas Realty are mortgaged to secure the 2002 Credit Agreement (the "Borrowing Base Properties"). All 59 Borrowing Base Properties are leased to Kindred pursuant to Master Lease No. 1.

The Borrowing Base under the 2002 Credit Agreement is, as determined at any time, an amount equal to the sum of (i) sixty-five percent (65%) of the aggregate appraised property value of the Borrowing Base Properties, plus (ii) one hundred percent (100%) of amounts on deposit in certain cash collateral or pledged accounts. The aggregate principal amount of the obligations outstanding under the 2002 Credit Agreement (including the revolving loans under the Revolving Credit Facility, the Tranche B Term Loan and the Tranche C Term Loan) may not at any time exceed the Borrowing Base. As of December 31, 2002, the Borrowing Base was $304.3 million, and the outstanding aggregate principal balance of the obligations under the 2002 Credit Agreement was $119.0 million, and the remaining availability under the 2002 Credit Agreement was $185.3 million. Ventas Realty may at any time include additional real estate assets (which must satisfy certain conditions set forth in the 2002 Credit Agreement) in the Borrowing Base to increase its remaining availability, up to the Total Commitments. Subject to the terms and conditions set forth in the 2002 Credit Agreement, Ventas Realty may also obtain a release of various Borrowing Base Properties from the liens and security interests encumbering such properties.

The 2002 Credit Agreement contains a number of restrictive covenants and various potential events of default and is, among other things, cross-defaulted with certain other indebtedness and obligations of Ventas Realty and the Company. See "Note 7—Borrowing Arrangements" to the Consolidated Financial Statements.

Senior Notes Offering

On the 2002 Refinancing Date, Ventas Realty and Ventas Capital Corporation, a wholly owned subsidiary of Ventas Realty (collectively, the "Issuers"), completed the offering (the "Senior Notes Offering") of 8-3/4% Senior Notes due 2009 in the aggregate principal amount of $175.0 million (the "2009 Senior Notes") and 9% Senior Notes due 2012 in the aggregate principal amount of $225.0 million (the "2012 Senior Notes" and, together with the 2009 Senior Notes, the "Senior Notes"). The 2009 Senior Notes and the 2012 Senior Notes were issued under separate Indentures, each dated as of April 17, 2002 (collectively, the "Indentures") and mature on May 1, 2009 and May 1, 2012, respectively. As of December 31, 2002, $174.2 million principal amount was outstanding under the 2009 Senior Notes and $191.8 million principal amount was outstanding under the 2012 Senior Notes.

The Senior Notes are unconditionally guaranteed on a senior unsecured basis by the Company and by certain of the Company's current and future subsidiaries as described in the Indentures (collectively, the "Guarantors"). The Senior Notes are part of the general unsecured obligations of the Company and Ventas Realty, rank equal in right of payment with all existing and future senior obligations of the Company and Ventas Realty, and rank senior to all existing and future subordinated indebtedness of the Company and Ventas Realty. However, the Senior Notes are effectively subordinated to all borrowings under the 2002 Credit Agreement with respect to Borrowing Base Properties and any future assets securing indebtedness under the 2002 Credit Agreement. In addition, the Senior Notes are structurally subordinated to approximately $222.7 million of indebtedness relating to the CMBS Transaction that is secured by the CMBS Properties. The Issuers may redeem the Senior Notes, in whole or in part, at any time at a redemption price equal to the principal amount, plus accrued and unpaid interest to the date of redemption and a make-whole premium as described in the Indentures.

If the Company experiences certain kinds of changes of control, as described in the Indentures, the Issuers must make an offer to repurchase the Senior Notes, in whole or in part, at a purchase price in cash equal to 101% of the principal amount thereof, plus any accrued and unpaid interest to the date of purchase; provided, however, that in the event Moody's and S&P have confirmed their ratings of the Senior Notes and certain other conditions are met as set forth in the Indentures, this repurchase obligation will not apply.

The Indentures contain a number of restrictive covenants. See "Note 7 —Borrowing Arrangements" to the Consolidated Financial Statements.

Scheduled Maturities of Borrowing Arrangements

The Company's indebtedness has the following maturities (in thousands):

2003	$ 3,159
2004	3,412
2005	62,990
2006	214,810
2007	57,300
Thereafter	366,038
	$707,709

Use of Proceeds; Repayment of 2000 Credit Agreement

On April 17, 2002, the Company used (i) the $400.0 million gross proceeds from the Senior Notes Offering, (ii) $220.3 million of borrowings under the 2002 Credit Agreement (consisting of $60.0 million of borrowings under the Tranche B Term Loan and $160.3 million of borrowings under the Revolving Credit Facility) and (iii) approximately $14.3 million cash on hand to: (a) repay all outstanding indebtedness under the 2000 Credit Agreement, (b) pay certain closing costs, fees and expenses, and (c) pay a one-time $13.6 million breakage cost relating to the termination of $350.0 million notional amount of the 1998 Swap. The $13.6 million breakage cost is composed of (i) a $12.8 million swap breakage fee and (ii) $0.8 million of accrued interest on the terminated $350.0 million notional amount for the period April 1, 2002 through April 17, 2002. The Company recorded a $6.9 million extraordinary loss in the quarter ended June 30, 2002 to write-off unamortized deferred financing costs relating to the 2000 Credit Agreement.

Dividends

In order to continue to qualify as a REIT, the Company must make annual distributions to its stockholders of at least 90% of its "REIT taxable income" (excluding net capital gain). The Company declared dividends greater than 100% of its estimated taxable income for 2002. The Company declared or assigned dividends equal to or greater than 100% of its taxable income for 2001 and 95% for 2000. The Company intends to pay a dividend for 2003 equal to $1.07 per common share, but not less than 100% of the Company's taxable income for 2003. The Company intends to pay the 2003 dividend with cash but may also pay by a combination of cash and other property or securities, including shares of Kindred Common Stock.

It is expected that the Company's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash deductions in computing REIT taxable income. However, for 2001 this was partially offset by the value of the Kindred Common Stock received by the Company on the Kindred Effective Date which is included in taxable income in 2001. The Company anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the 90% distribution requirement. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation.

Capital Expenditures and Property Acquisitions

Capital expenditures to maintain and improve the leased properties generally will be incurred by the Company's tenants. Accordingly, the Company does not believe that it will incur any major expenditures in connection with the leased properties. After the terms of the leases expire, or in the event that the tenants are unable or unwilling to meet their obligations under the leases, the Company anticipates that any expenditures relating to the maintenance of leased properties for which it may become responsible will be funded by cash flows from operations or through additional borrowings. To the extent that unanticipated expenditures or significant borrowings are required, the Company's liquidity may be affected adversely. The Company's ability to make expenditures and borrow funds is restricted by the terms of the 2002 Credit Agreement and the Indentures.

Shelf Registration Statement and Equity Offering

On June 19, 2002, the Company filed a universal shelf registration statement on Form S-3 with the Commission relating to $750.0 million of common stock, preferred stock, debt securities, depository shares and warrants. The registration statement became effective on July 8, 2002. As of December 31, 2002, $651.0 million of these securities remained available for offering under the shelf registration statement.

During the fourth quarter ended December 31, 2002, the Company commenced and completed an equity offering of the Company's common stock with Tenet Healthcare Corporation ("Tenet"). Immediately prior to the completion of the Equity Offering, Tenet held 8,301,067 shares of Ventas common stock. The Equity Offering consisted of 9,000,000 newly issued shares of common stock sold by Ventas and 8,301,067 shares of Ventas common stock owned and sold by Tenet, all priced at $11.00 per share. After the Equity Offering, Tenet held no shares of Ventas common stock. The net proceeds received by Ventas from its sale of its newly issued common stock were $93.6 million and were used to repay outstanding indebtedness, including the indebtedness incurred by the Company to invest in the THI Transaction.

Agreement of Indemnity —Third-Party Leases and Contracts

In connection with the 1998 Spin Off, the Company assigned its former third party lease obligations and third party guarantee agreements to Kindred. The Company believes that the aggregate exposure under its third party lease obligations is approximately $36.4 million. The Company believes that it has no material exposure under the third party guarantee agreements. See "Note 11—Transactions with Kindred" to the Consolidated Financial Statements.

Other

In the fourth quarter of 2000, the Company recorded a $96.5 million charge related to the United States Settlement. Under the United States Settlement, the Company is required to pay $103.6 million to the federal government, of which $34.0 million was paid on the Kindred Effective Date. The balance of $69.6 million bears interest at 6% per annum and is payable in equal quarterly installments over a five-year term commencing on June 30, 2001. The charge in the fourth quarter of 2000 was discounted for accounting purposes based on an imputed borrowing rate of 10.75%. The Company will be required to pay $16.2 million in principal and interest in 2003 under the United States Settlement.

The Company has outstanding loans, with interest provisions of approximately $4.1 million, net of repayments, to certain current and former executive officers of the Company to finance the income taxes payable by them as a result of the vesting of common stock of the Company awarded as compensation to such officers and the 1998 Spin Off. The loans are payable over periods ranging from a four to a ten year period beginning in each case on the date such loan was made. See "Note 16—Related Party Transactions" to the Consolidated Financial Statements.

Report of Independent Auditors

Stockholders and Board of Directors
Ventas, Inc.

We have audited the accompanying consolidated balance sheets of Ventas, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ventas, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 5 to the consolidated financial statements, in 2002 the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In addition, as discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments.

Ernst & Young LLP

Chicago, Illinois
February 7, 2003

Consolidated Balance Sheets

December 31, 2002 and 2001
(In thousands, except per share amounts)

	2002	2001
Assets		
Real estate investments:		
Land	$ 119,559	$ 119,771
Building and improvements	1,101,847	1,056,067
	1,221,406	1,175,838
Accumulated depreciation	(409,132)	(369,502)
Total net real estate property	812,274	806,336
Loan receivable, net	16,528	—
Total net real estate investments	828,802	806,336
Cash and cash equivalents	2,455	18,596
Restricted cash	19,953	20,773
Investment in Kindred Healthcare, Inc. common stock	16,713	55,118
Kindred Healthcare, Inc. common stock reserved for distribution	—	17,086
Deferred financing costs, net	17,704	14,153
Notes receivable from employees	4,139	3,635
Other	6,014	6,162
Total assets	$ 895,780	$ 941,859
Liabilities and stockholders' equity (deficit)		
Liabilities:		
Senior Notes payable and other debt	$ 707,709	$ 848,368
United States Settlement	43,992	54,747
Securities settlement due (purchase of Senior Notes)	37,366	—
Deferred revenue	18,883	21,027
Interest rate swap agreements	47,672	27,430
Accrued dividend	16,596	17,910
Accounts payable and other accrued liabilities	32,639	18,154
Other liabilities—disputed tax refunds and accumulated interest	14,156	14,903
Deferred income taxes	30,394	30,394
Total liabilities	949,407	1,032,933
Commitments and contingencies		
Stockholders' equity (deficit):		
Preferred stock, 10,000 shares authorized, unissued	—	—
Common stock, $0.25 par value; authorized 180,000 shares; issued 82,608 shares in 2002 and 73,608 in 2001	20,652	18,402
Capital in excess of par value	191,779	122,468
Unearned compensation on restricted stock	(793)	(1,000)
Accumulated other comprehensive income (loss)	(26,116)	36,174
Retained earnings (deficit)	(134,279)	(134,088)
	51,243	41,956
Treasury stock—3,730 shares in 2002 and 4,723 shares in 2001	(104,870)	(133,030)
Total stockholders' equity (deficit)	(53,627)	(91,074)
Total liabilities and stockholders' equity (deficit)	$ 895,780	$ 941,859

See accompanying notes.

Consolidated Statements of Operations

For the Years Ended December 31, 2002, 2001 and 2000
(In thousands, except per share amounts)

	2002	2001	2000
Revenues:			
Rental income	$189,517	$183,329	$228,569
Interest income from loan receivable	995	—	—
Gain on sale of Kindred common stock	5,014	15,425	—
Interest and other income	1,178	4,004	9,481
Total revenues	196,704	202,758	238,050
Expenses:			
General and administrative	9,763	10,244	9,613
Professional fees	3,150	4,658	10,813
Non-recurring employee severance costs	—	—	355
United States Settlement	—	—	96,493
Loss on uncollectible amounts due from tenants	—	—	47,394
Amortization of restricted stock grants	1,853	1,734	1,339
Depreciation	42,008	41,787	41,958
Net loss on swap breakage	5,407	—	—
Swap ineffectiveness	1,850	—	—
Interest	76,524	86,175	93,570
Interest on United States Settlement	5,461	4,592	—
Total expenses	146,016	149,190	301,535
Income (loss) before provision (benefit) for income taxes, gain on disposal of real estate assets, discontinued operations and extraordinary loss	50,688	53,568	(63,485)
Provision (benefit) for income taxes	(2,200)	2,651	—
Income (loss) before gain on disposal of real estate assets, discontinued operations and extraordinary loss	52,888	50,917	(63,485)
Net gain on real estate disposals	64	290	957
Income (loss) before discontinued operations and extraordinary loss	52,952	51,207	(62,528)
Discontinued operations	23,831	681	1,283
Income (loss) before extraordinary loss	76,783	51,888	(61,245)
Extraordinary loss on extinguishment of debt	(11,077)	(1,322)	(4,207)
Net income (loss)	$ 65,706	$ 50,566	$ (65,452)
Earnings (loss) per common share:			
Basic:			
Income (loss) before discontinued operations and extraordinary loss	$ 0.76	$ 0.75	$ (0.92)
Net income (loss)	$ 0.95	$ 0.74	$ (0.96)
Diluted:			
Income (loss) before discontinued operations and extraordinary loss	$ 0.75	$ 0.74	$ (0.92)
Net income (loss)	$ 0.93	$ 0.73	$ (0.96)
Weighted average number of shares outstanding, basic	69,336	68,409	68,010
Weighted average number of shares outstanding, diluted	70,290	69,363	68,131

See accompanying notes.

Consolidated Statements of Stockholders' Equity (Deficit)

For the Years Ended December 31, 2002, 2001, and 2000 ($'s In thousands, except per share amounts)	Common Stock Par Value	Capital in Excess of Par Value	Unearned Compensation On Restricted Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Treasury Stock	Total
Balance at January 1, 2000	$18,402	$139,723	$(2,080)	$ —	$ 6,409	$(154,109)	$ 8,345
Net loss for the year ended December 31, 2000	—	—	—	—	(65,452)	—	(65,452)
Dividends to common stockholders — $0.91 per share	—	—	—	—	(62,280)	—	(62,280)
Proceeds from issuance of shares for stock incentive plans	—	(168)	—	—	—	190	22
Grant of restricted stock, net of forfeitures	—	(7,327)	(597)	—	—	8,436	512
Amortization of restricted stock grants	—	—	1,339	—	—	—	1,339
Balance at December 31, 2000	18,402	132,228	(1,338)	—	(121,323)	(145,483)	(117,514)
Comprehensive Income							
Net income	—	—	—	—	50,566	—	50,566
Cumulative effect from change in accounting for derivatives	—	—	—	17,476	—	—	17,476
Unrealized loss on interest rate swaps	—	—	—	(23,301)	—	—	(23,301)
Unrealized gain on Kindred common stock	—	—	—	41,999	—	—	41,999
Comprehensive Income							86,740
Dividends to common stockholders — $0.92 per share	—	—	—	—	(63,331)	—	(63,331)
Proceeds from issuance of shares for Stock Plans, net	—	(3,383)	—	—	—	3,936	553
Grant of restricted stock	—	(6,377)	(1,396)	—	—	8,517	744
Amortization of restricted stock grants	—	—	1,734	—	—	—	1,734
Balance at December 31, 2001	18,402	122,468	(1,000)	36,174	(134,088)	(133,030)	(91,074)
Comprehensive Income							
Net income	—	—	—	—	65,706	—	65,706
Unrealized loss on interest rate swaps	—	—	—	(55,957)	—	—	(55,957)
Reclassification adjustment for realized loss on interest rate swaps included in net income during the year	—	—	—	30,137	—	—	30,137
Unrealized loss on Kindred common stock	—	—	—	(31,456)	—	—	(31,456)
Reclassification adjustment for realized gain on Kindred Healthcare, Inc. common stock included in net income during the year	—	—	—	(5,014)	—	—	(5,014)
Comprehensive Income							3,416
Dividends to common stockholders — $0.95 per share	—	—	—	—	(65,897)	—	(65,897)
Proceeds from issuance of shares for offering, net	2,250	91,363	—	—	—	—	93,613
Proceeds from issuance of shares for Stock Plans, net	—	(18,627)	—	—	—	22,344	3,717
Grant of restricted stock, net of forfeitures	—	(3,425)	(1,646)	—	—	5,816	745
Amortization of restricted stock grants	—	—	1,853	—	—	—	1,853
Balance at December 31, 2002	$20,652	$191,779	$ (793)	$(26,116)	$(134,279)	$(104,870)	$(53,627)

See accompanying notes.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2002, 2001 and 2000
($'s In thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 65,706	$ 50,566	$ (65,452)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	42,107	42,038	42,264
Amortization of deferred financing costs	3,706	2,332	3,236
Amortization of restricted stock grants	1,853	1,734	1,339
Normalized rents	(188)	2	(117)
Gain on sale of assets	(28,528)	(15,715)	(957)
Extraordinary loss on extinguishment of debt	11,077	1,322	4,207
United States Settlement	—	—	96,493
Amortization of deferred revenue	(2,711)	(1,673)	—
Net loss on swap breakage	5,407	—	—
Swap ineffectiveness	1,850	—	—
Other	174	49	—
Changes in operating assets and liabilities:			
Decrease (increase) in restricted cash	820	6,120	(26,893)
Decrease (increase) in accounts receivable and other assets	(1,338)	(1,400)	23,378
Increase (decrease) in accounts payable and accrued and other liabilities	16,450	(5,482)	7,840
Net cash provided by operating activities	116,385	79,893	85,338
Cash flows from investing activities:			
Purchase of furniture and equipment	(308)	(1,117)	—
Investment in real estate property	(53,000)	—	—
Investment in loan receivable	(64,931)	—	—
Proceeds from sale of loan receivable, net	49,033	—	—
Sale of real estate properties	28,620	670	5,170
Proceeds from sale of Kindred Healthcare, Inc. common stock	6,950	3,420	—
Repayment (issuance) of notes receivable from employees	(504)	(213)	189
Net cash provided by (used in) investing activities	(34,140)	2,760	5,359
Cash flows from financing activities:			
Net change in borrowings under revolving line of credit	(101,301)	—	—
Proceeds from long-term debt	620,300	225,000	—
Repayment of long-term debt	(18,590)	(263,017)	(87,862)
Repayment of long-term debt through refinancing	(607,106)	—	—
Payment of swap breakage fee	(12,837)	—	—
Payment of deferred financing costs	(15,127)	(6,932)	(12,616)
Payment on the United States Settlement	(10,755)	(41,746)	—
Issuance of common stock	97,155	503	22
Cash distribution to stockholders	(50,125)	(65,266)	(42,434)
Net cash used in financing activities	(98,386)	(151,458)	(142,890)
Net decrease in cash and cash equivalents	(16,141)	(68,805)	(52,193)
Cash and cash equivalents at beginning of year	18,596	87,401	139,594
Cash and cash equivalents at end of year	$ 2,455	$ 18,596	$ 87,401
Supplemental disclosure of cash flow information:			
Interest paid including swap payments and receipts	$ 60,790	$ 84,700	$ 91,080
Supplemental schedule of noncash activities:			
Receipt of Kindred Healthcare, Inc. common stock	$ —	$ 18,200	$ —

See accompanying notes.

Notes to Consolidated Financial Statements

Note 1—Description of Business

Ventas, Inc. ("Ventas" or the "Company") is a healthcare real estate investment trust ("REIT") with a geographically diverse portfolio of healthcare related facilities. As of December 31, 2002, this portfolio consisted of 44 hospitals, 220 nursing facilities and nine other healthcare and senior housing facilities in 37 states. The Company leases these facilities to healthcare operating companies under "triple-net" or "absolute-net" leases. As of December 31, 2002, Kindred Healthcare, Inc. and its subsidiaries (collectively, "Kindred") lease 210 of the Company's nursing facilities and all but one of the Company's hospitals. The Company also has investments relating to 25 healthcare and senior housing facilities located in Ohio and Maryland. The Company operates in one segment which consists of financing, owning and leasing healthcare-related and senior housing facilities. See "Note 2—Summary of Significant Accounting Policies."

The Company conducts substantially all of its business through a wholly owned operating partnership, Ventas Realty, Limited Partnership ("Ventas Realty") and an indirect, wholly owned limited liability company, Ventas Finance I, LLC ("Ventas Finance"). As of December 31, 2002, Ventas Finance owned 40 of the Company's skilled nursing facilities, the Company owned two of the hospitals and Ventas Realty owned all of the Company's other properties and investments.

Note 2—Summary of Significant Accounting Policies

Impact of Recently Issued Accounting Standards

In April 2002, the FASB issued 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 1, and Technical Correction" ("SFAS No. 145"). Statement 4, "Reporting Gains and Losses from Extinguishment of Debt" ("SFAS No. 4"), required that gains and losses from the extinguishment of debt that were included in the determination of net income be aggregated and, if material, classified as an extraordinary item. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 will require the Company to reclassify prior period items into continuing operations, including those recorded in the current period, that do not meet the extraordinary classification. Additionally, future gains and losses related to debt extinguishment may be required to be classified in income from continuing operations. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 become effective in fiscal years beginning after May 15, 2002. The Company, from time to time, incurs such charges and is currently assessing the impact that this statement will have on its consolidated financial statements.

Derivative Instruments

In June of 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting ("SFAS") No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133, as amended, requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. As discussed in "Note 7—Borrowing Arrangements," the Company uses derivative instruments to protect against the risk of interest rate movements on future cash flows under its variable rate debt agreements. On January 1, 2001, the Company adopted SFAS No. 133, and at that time, designated anew the derivative instruments in accordance with the requirements of the new standard. The adoption of the standard as of January 1, 2001 resulted in the recognition of a liability of $4.1 million to reflect the fair value of the Company's interest rate swap agreement and an identical reduction to other comprehensive income, a component of stockholders' equity. In addition, the $21.6 million deferred gain recognized on a terminated derivative position (See "Note 7—Borrowing Arrangements") was reclassified to other comprehensive income, resulting in a cumulative adjustment to other comprehensive income of $17.5 million. The FASB continues to issue interpretive guidance that could require changes in the Company's application of the standard. SFAS No. 133 may increase or decrease reported net income and stockholders' equity prospectively, depending on future levels of interest rates, the computed "effectiveness" of the derivatives, as that term is defined by SFAS No. 133, and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows. The Company reports its derivative instruments at fair value on the Consolidated Balance Sheet. Changes in the fair value of derivatives deemed to be eligible for hedge accounting are reported in Accumulated Other Comprehensive Income exclusive of ineffectiveness amounts which are reported in the Statement of Operations. As of December 31, 2002, a $31.6 million net unrealized loss on the derivatives is included in Accumulated Comprehensive Income. Changes in fair value of derivative instruments that are not eligible for hedge accounting are reported in the Statement of Operations. See "Note 8—Fair Values of Financial Instruments." Fair value of derivative instruments are estimated by a third party consultant.

Discontinued Operations

In accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long Lived Assets," ("SFAS 144") effective for financial statements issued for fiscal years beginning after December 15, 2001, the results of operations and gain/(loss) on real estate properties sold or held for sale subsequent to December 31, 2001 are reflected in the consolidated statements of operations as "Discontinued Operations" for all periods presented. Interest expense allocated to Discontinued Operations has been estimated based on a proportional allocation of rental income among all of the Company's facilities.

Basis of Presentation
The consolidated financial statements include the accounts of the Company, Ventas Realty, Ventas Finance and all direct and indirect wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

Real Estate Investments
Investments in real estate properties are recorded at cost. The cost of the properties acquired is allocated between land and buildings based generally upon independent appraisals. Depreciation for buildings is recorded on the straight-line basis, using estimated useful lives ranging from 20 to 50 years.

Impairment of Assets
Provisions for impairment losses related to long-lived assets, if any, are recognized when expected future cash flows are less than the carrying values of the assets. If indicators of impairment are present, the Company evaluates the carrying value of the related real estate investments in relationship to the future undiscounted cash flows of the underlying operations. The Company adjusts the net book value of leased properties and other long-lived assets to fair value, if the sum of the expected future cash flow or sales proceeds is less than book value. During the years ended December 31, 2002, 2001 and 2000, the Company did not recognize an impairment loss.

Cash Equivalents
Cash equivalents consist of highly liquid investments with a maturity date of three months or less when purchased. These investments are stated at cost which approximates fair value.

Loan Receivable
The loan receivable is stated at the unpaid principal balance net of net deferred origination fees. Net deferred origination fees are comprised of loan fees collected from the borrower net of certain direct costs. Net deferred origination fees are amortized over the contractual life of the loan using the level yield method. Interest income on the loans receivable is recorded as earned.

Comprehensive Income
SFAS 130 "Reporting Comprehensive Income," establishes guidelines for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes net income and all other non-owner changes in stockholders' equity during a period including unrealized gains and losses on equity securities classified as available-for-sale and unrealized fair value adjustments on certain derivative instruments.

Marketable Equity Securities
Marketable equity securities are classified as available-for-sale and reported on the Company's Consolidated Balance Sheet at fair value. As of December 31, 2002, a $5.5 million unrealized gain relating to the Kindred common stock owned by the Company is included in Accumulated Other Comprehensive Income.

Deferred Financing Costs
Deferred financing costs are amortized as a component of interest expense over the terms of the related borrowings using a method that approximates a level yield, and are net of accumulated amortization of approximately $3.4 million and $4.6 million at December 31, 2002 and 2001, respectively.

Revenue Recognition
Rental revenue is recognized as earned over the terms of the related leases which are treated as operating leases. Such income includes periodic increases based on pre-determined formulas as defined in the lease agreements. See "Note 11—Transactions with Kindred." Certain leases with tenants other than Kindred contain provisions relating to increases in rental payments over the terms of the leases. Rental income under these leases is recognized over the term of each lease on a straight-line basis.

Stock Based Compensation
The Company grants stock options to employees and directors with an exercise price equal to the fair value of the shares at the date of the grant. In accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion No. 25"), compensation expense is not recognized for these stock option grants.

In addition, the Company grants shares of restricted stock to certain executive officers and directors. Shares of restricted stock vest cumulatively in two to four equal annual installments beginning either on the date of grant or on first anniversary of the date of the grant. In accordance with the provisions of Opinion No. 25, compensation expense is recognized for these restricted stock grants over the vesting period.

Accounting Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of rental revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting
The Company has one primary reportable segment, which consists of investment in real estate. The Company's primary business is financing, owning and leasing healthcare-related and senior housing facilities and leasing or subleasing such

facilities to third parties, primarily Kindred. See "Note 4—Concentration of Credit Risk." All of the Company's leases are triple-net leases, which require the tenants to pay all property related expenses. The Company does not operate these facilities nor does it allocate capital to maintain the properties. Substantially all depreciation and interest expenses, except for interest expense relating to the United States Settlement (as defined in "Note 11—Transactions with Kindred—Settlement of United States Claims"), reflected in the consolidated statement of operations relate to the ownership of the Company's investment in real estate.

Note 3—Revenues from Properties

Approximately 98.4% of the Company's rental revenue for the year ended December 31, 2002 was derived from the four amended and restated master lease agreements dated as of April 20, 2001 between Ventas Realty and Kindred (the "Kindred Amended Master Leases") and the master lease agreement dated as of December 12, 2001 between Ventas Finance and Kindred (the "Kindred CMBS Master Lease," and, collectively with the Kindred Amended Master Leases, the "Kindred Master Leases").

Each Kindred Master Lease is a "triple-net lease" or an "absolute-net lease" pursuant to which Kindred is required to pay all insurance, taxes, utilities, maintenance and repairs related to the properties.

Under each Kindred Master Lease, the aggregate annual rent is referred to as Base Rent (as defined in each Kindred Master Lease). The initial aggregate annual Base Rent was $180.7 million from May 1, 2001 to April 30, 2002. For the period from May 1, 2002 through April 30, 2004, Base Rent, payable all in cash, escalates on May 1 of each year at an annual rate of 3.5% over the Prior Period Base Rent (as defined in the Kindred Master Leases) if certain Kindred revenue parameters are met. Assuming such Kindred revenue parameters are met, annual Base Rent under the Kindred Master Leases would be $192.4 million from May 1, 2003 to April 30, 2004.

Each Master Lease provides that beginning May 1, 2004, if Kindred refinances its senior secured indebtedness entered into in connection with the Kindred Reorganization Plan or takes other similar action (a "Kindred Refinancing"), the 3.5% annual escalator will be paid in cash. If a Kindred Refinancing has not occurred, then on May 1, 2004, the annual aggregate Base Rent will be comprised of (a) Base Rent payable in cash which will escalate annually by an amount equal to 2% of Prior Period Base Rent, and (b) an additional annual non-cash accrued escalator amount of 1.5% of the Prior Period Base Rent which will accrete from year to year including an interest accrual at LIBOR (as defined in the Kindred Master Leases) plus 450 basis points (compounded annually) to be added to the annual accreted amount (but such interest will not be added to the aggregate Base Rent in subsequent years) (the "Unpaid Accrued Rent"). The Unpaid Accrued Rent will become payable, and all future Base Rent escalators will be payable in cash, upon the occurrence of a Kindred Refinancing. Under certain circumstances, the Company's right to receive payment of the Unpaid Accrued Rent is subordinate to the receipt of payment by the lenders of Kindred's senior secured indebtedness. Upon the occurrence of a Kindred Refinancing, the Base Rent payable in cash will thereafter escalate at the annual rate of 3.5% and there will be no further accrual feature for rents arising after the occurrence of such events.

The future contracted minimum rentals, excluding rent escalations and excluding the amortization of the value of the Kindred common stock and the $4.5 million in cash received on the date Kindred's plan of reorganization (the "Kindred Reorganization Plan") became effective (the "Kindred Effective Date"), but with normalized rents where applicable, for the remainder of the initial terms of the Kindred Master Leases and the Company's leases with tenants other than Kindred are as follows (see "Note 11—Transactions with Kindred"):

($'s in thousands)	Kindred	Other[1]	Total
2003	$ 185,896	$ 7,835	$ 193,731
2004	185,896	7,812	193,708
2005	185,896	7,812	193,708
2006	185,896	7,812	193,708
2007	185,896	7,812	193,708
Thereafter	442,142	39,764	481,906
Total	$1,371,622	$78,847	$1,450,469

(1) Excludes contractual rent obligations from certain tenants that are currently in default under the terms of their respective leases.

Note 4—Concentration of Credit Risk

As of December 31, 2002, 71.4% of the Company's real estate properties related to skilled nursing facilities, based on the original cost of such investments. The remaining real estate properties consist of hospitals, assisted living facilities and personal care facilities and real estate loans. The Company's facilities are located in 37 states with rental revenues from operations in only one state accounting for more than ten percent (10%) of the Company's rental revenues. Approximately 93.8% of the Company's real estate properties, based on the original cost of such investments, are operated by Kindred and approximately 98.4% of rental revenue in 2002 was derived from the Kindred Master Leases.

Because the Company leases substantially all of its properties to Kindred and Kindred is the primary source of the Company's rental revenues, Kindred's financial condition and ability and willingness to satisfy its rent obligations under the Kindred Master Leases and certain other agreements will significantly impact the Company's rental revenues and its ability to service its indebtedness and its obligations under the United States Settlement (as defined in "Note 11—Transactions with

Kindred—Settlement of United States Claims") and to make distributions to its stockholders. On September 13, 1999, Kindred filed for protection under the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware, and the Kindred Plan of Reorganization became effective and Kindred emerged from bankruptcy on April 20, 2001. Despite Kindred's emergence from bankruptcy, there can be no assurance that Kindred will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Kindred Master Leases or that Kindred will perform its obligations under the Kindred Master Leases. The inability or unwillingness of Kindred to satisfy its obligations under the Kindred Master Leases would have a material adverse effect on the business, financial condition, results of operation and liquidity of the Company, on the Company's ability to service its indebtedness and its obligations under the United States Settlement and on the Company's ability to make distributions to its stockholders as required to maintain its status as a REIT (a "Material Adverse Effect").

On October 10, 2002, Kindred announced that it will record a substantial increase in costs related to professional liability claims, primarily claims related to skilled nursing facility operations conducted in Florida. The cash rent from the 15 Florida skilled nursing facilities the Company leases to Kindred is approximately $8.5 million annually, which constitutes approximately 4.6% of the total $186 million in annualized rent payable to the Company by Kindred. The Company believes that under the terms of its leases with Kindred, Kindred is not entitled to abandon the leased properties, reduce the rent, or receive other concessions based on the increases in professional liability costs.

On December 11, 2002, Kindred publicly announced that it had entered into a non-binding letter of intent with Senior Health Management, LLC ("Senior Health Management") to transfer the operations of Kindred's 18 skilled nursing facilities in Florida, including the 15 skilled nursing facilities in Florida that Kindred leases from the Company, and to sublease the Company's 15 facilities to Senior Health Management or its designee. The announcement indicated that consummation of the proposed transaction is subject to a number of material closing conditions, including approval from Kindred's lenders and regulatory and governmental approvals. Kindred stated that the lease payments under the proposed subleases would be equal to the lease payments under the primary leases and that Kindred will remain a primary obligor under the lease with the Company. The Company believes that it has the right to consent to the proposed sublease of the 15 skilled facilities in Florida held by Kindred, and intends to defend vigorously any legal actions arising out of its withholding of such consent. However, there can be no assurance as to what the outcome of any such action on the part of Kindred might be or the ultimate effects it might have on the Company's financial condition, results of operations, or the share price of the Company's common stock.

The Company has been discussing strategic alternatives regarding the skilled nursing facilities in Florida with Kindred. The Company currently intends to work with Kindred to permit it to exit the Florida skilled nursing facility market on terms acceptable to the Company. The Company is evaluating its alternatives in the event no agreement is reached with Kindred, including the initiation of legal proceedings. However, there can be no assurance as to the outcome of the Company's discussion with Kindred or when or if any exit by Kindred from the Florida skilled nursing facility market will occur.

Note 5—Dispositions

In accordance with SFAS 144 effective for financial statements issued for fiscal years beginning after December 15, 2001, the results of operations and gain/(loss) on real estate properties sold or held for sale subsequent to December 31, 2001 are reflected in the consolidated statements of operations as "Discontinued Operations" for all periods presented. Interest expense allocated to Discontinued Operations has been estimated based on a proportional allocation of rental income among all of the Company's facilities.

On March 13, 2002, the Company sold a 125 licensed bed skilled nursing facility located in Las Vegas, Nevada to an unrelated third party for $1.8 million and recognized a gain of $1.1 million which was reported as a component of Discontinued Operations. The Company applied net proceeds of $1.5 million as a prepayment of the Company's indebtedness under the 2000 Credit Agreement. On June 21, 2002, the Company sold a 164 licensed bed hospital facility located in Arlington, Virginia to an unrelated third party and recognized a gain of approximately $22.4 million. The Company applied net proceeds of $27.1 million as a prepayment of the Company's indebtedness under the 2002 Credit Agreement.

Set forth below is a summary of the results of operations of the Arlington hospital and the Las Vegas skilled nursing facility through their respective disposition dates:

For the years ended December 31,

	2002	2001	2000
Rental income	$ 715	$1,823	$4,272
Interest	235	857	1,749
Loss on uncollectible amounts due from tenants	—	—	934
Depreciation	99	251	306
Income before gain on sale of real estate and income tax	381	715	1,283
Gain on sale of real estate	23,450	—	—
Income before income tax	23,831	715	1,283
Provision for income tax	—	34	—
Discontinued Operations	$23,831	$ 681	$1,283

Note 6—Other Acquisitions and Dispositions

Transactions with Trans Healthcare, Inc.

On November 4, 2002, the Company, through its wholly owned subsidiary Ventas Realty, completed a $120.0 million transaction (the "THI Transaction") with Trans Healthcare, Inc., a privately owned long-term care and hospital company ("THI"). The THI Transaction was structured as a $53.0 million sale leaseback transaction (the "THI Sale Leaseback") and a $67.0 million loan (the "THI Loan"), comprised of a first mortgage loan (the "THI Senior Loan") and a mezzanine loan (the "THI Mezzanine Loan"). Following a sale of the THI Senior Loan in December 2002 (see below), the Company's investment in THI was $70.0 million.

As part of the THI Sale Leaseback, Ventas Realty purchased 5 properties and is leasing them back to THI under a "triple-net" master lease (the "THI Master Lease"). The properties subject to the Sale Leaseback are four skilled nursing facilities and one continuing care retirement community that is comprised of one skilled nursing facility, one rehabilitation hospital, and one assisted living facility. Three of the properties are located in Maryland and two are located in Ohio. These properties contain a total of 770 beds. The THI Master Lease, which has an initial term of ten years, provides for annual base rent of $5.9 million. The THI Master Lease provides that if THI meets specified revenue parameters, annual base rent will escalate each year by the greater of (i) three percent or (ii) 50% of the consumer price index.

The THI Senior Loan, with an outstanding balance of approximately $50.0 million on December 27, 2002, is secured by 17 skilled nursing facilities and one related assisted living facility. Fourteen of these properties are located in Ohio and four are located in Maryland. These properties contain a total of 1,402 beds. The THI Senior Loan bears interest at LIBOR plus 367 basis points, inclusive of upfront fees (with a LIBOR floor of three percent). The THI Senior Loan matures in three years, and THI holds options to exercise two one-year extensions upon satisfaction of certain conditions.

The THI Mezzanine Loan, with a current principal balance of approximately $17.0 million, bears interest, inclusive of upfront fees, of 18% per annum and is secured by equity pledges in THI and certain of its subsidiaries that own and operate the 18 facilities that also collateralize the THI Senior Loan, liens on four additional healthcare/senior housing properties, and interests in three additional properties operated by THI. The THI Transaction collectively covers a total of 32 facilities: 18 skilled nursing facilities, four assisted living facilities, and one rehabilitation hospital containing 1,546 beds in Ohio; and nine skilled nursing facilities containing 1,206 beds in Maryland. Annualized interest on the THI Mezzanine Loan is expected to be approximately $3.0 million. The Company funded the transaction by drawing on its revolving credit facility under its Second Amended and Restated Credit, Security and Guaranty Agreement, dated as of April 17, 2002 (the "2002 Credit Agreement").

Sale of THI Senior Loan

On December 27, 2002, the Company sold the THI Senior Loan to GE Capital Credit Corporation ("GECC"), generating net proceeds of $49.0 million, recognizing a minimal gain as a result of the sale.

Note 7—Borrowing Arrangements

The following is a summary of the Company's long-term debt and certain interest rate and maturity information as of December 31, 2002 and 2001 (in thousands):

	December 31, 2002	December 31, 2001
2002 Credit Agreement—$290.0 million revolving credit line, bearing interest at LIBOR plus 2.75% or the Base Rate plus 1.25% (4.44% at December 31, 2002)	$ 59,300	$ —
2002 Credit Agreement—Tranche B Term Loan, bearing interest at LIBOR plus 2.50% (4.34% at December 31, 2002)	59,700	—
2000 Credit Agreement–$25.0 million revolving credit line, bearing interest at either LIBOR plus 2.75% or the Base Rate plus 1.75% ($17.8 million available as of December 31, 2001)	—	—
2000 Credit Agreement–Tranche B Loan, bearing interest at a rate of LIBOR plus 3.25% (5.16% at December 31, 2001)	—	150,000
2000 Credit Agreement–Tranche C Loan, bearing interest at a rate of LIBOR plus 4.25% (6.16% at December 31, 2001)	—	473,368
Senior Notes due 2009, bearing interest at 8¾%	174,217	—
Senior Notes due 2012, bearing interest at 9%	191,821	—
CMBS Loan, bearing interest at a nominal weighted average rate of LIBOR plus 1.4651% and 1.4589% at December 31, 2002 and 2001, respectively (2.8964% at December 31, 2002 and 3.4002% at December 31, 2001), due December 9, 2006	222,671	225,000
	$707,709	$848,368

The 2000 Credit Agreement

On January 31, 2000, the Company entered into the 2000 Credit Agreement. The loans under the 2000 Credit Agreement were pre-payable without premium or penalty. The 2000 Credit Agreement was secured by liens on substantially all of the Company's real property and any related leases, rents and personal property (other than the 40 skilled nursing facilities securing the CMBS Loan (as defined below)). On April 17, 2002, the Company used the proceeds of the Senior Notes Offering and certain borrowings under the 2002 Credit Agreement, in addition to cash on hand, to repay all outstanding indebtedness under the 2000 Credit Agreement. See "—Use of Proceeds; Repayment of 2000 Credit Agreement."

CMBS Transaction

On December 12, 2001, the Company raised $225 million in gross proceeds from the completion of a commercial mortgage backed securitization transaction (the "CMBS Transaction"). Under a Loan and Security Agreement dated as of December 12, 2001 (the "CMBS Loan Agreement"), Ventas Finance obtained a loan in the principal amount of $225.0 million (the "CMBS Loan") from Merrill Lynch Mortgage Lending, Inc., as lender (the "CMBS Lender"). The CMBS Loan is comprised of six components (i) a component in the original principal amount of $125,230,000 which bears interest at LIBOR plus 0.8665%; (ii) a component in the original principal amount of $17,970,000 which bears interest at LIBOR plus 1.1665%; (iii) a component in the original principal amount of $8,860,000 which bears interest at LIBOR plus 1.5165%; (iv) a component in the original principal amount of $26,830,000 which bears interest at LIBOR plus 1.9665%; (v) a component in the original principal amount of $26,830,000 which bears interest at LIBOR plus 2.6665%; and (vi) a component in the original principal amount of $19,280,000 which bears interest at LIBOR plus 3.1665%. Principal of and interest on the CMBS Loan is payable monthly. Principal payments on the CMBS Loan were calculated based upon a 25-year amortization schedule using an assumed interest rate of 9.46% per annum. The CMBS Loan matures on December 9, 2006, at which time a principal balloon payment of approximately $211.0 million will be due, assuming all scheduled amortization payments are made and no prepayments are made on the CMBS Loan. The CMBS Loan may be prepaid in whole or in part at any time and from time to time without penalty or premium.

On December 12, 2001, the Company used $212.8 million of the proceeds from the CMBS Loan to pay down a portion of the outstanding principal under the 2000 Credit Agreement. The Company recognized a $1.3 million extraordinary loss relating to the partial write-off of unamortized deferred financing costs as a result of the aforementioned prepayments under the 2000 Credit Agreement.

The CMBS Loan is secured by liens on the 40 skilled nursing facilities (the "CMBS Properties") transferred by Ventas Realty to Ventas Finance and leased to Kindred under a Kindred Master Lease (the "Kindred CMBS Master Lease"). Except for certain customary exceptions, the CMBS Loan is non-recourse to Ventas Finance and the Company.

Ventas Finance is required to maintain or cause to be maintained the following reserve accounts under the CMBS Loan Agreement: (a) a debt service reserve account in an amount of $5.0 million to cover shortfalls in cash available for debt service on the CMBS Loan, (b) an imposition and insurance reserve for the payment of real property taxes and insurance premiums with respect to the CMBS Properties, and (c) a replacement reserve account in the amount of $1.58 million for the payment of the cost of capital improvements made to the CMBS Properties. The impositions and insurance reserve and the replacement reserve under the CMBS Loan Agreement are being funded and/or maintained by Kindred as required under and in accordance with the terms of the Kindred CMBS Master Lease. If Kindred should be unwilling or unable to fund these reserves under the CMBS Loan Agreement, Ventas Finance will be required to fund and/or maintain such reserves. Restricted cash at December 31, 2002 included $5.0 million related to the debt service reserve account for the CMBS Loan.

Monthly rental amounts under the Kindred CMBS Master Lease are deposited directly by Kindred into a central account for the benefit of the CMBS Lender. Amounts in the central account are applied to pay the monthly principal and interest payments on the CMBS Loan and to fund the reserve accounts required under the CMBS Loan Agreement. Amounts remaining in the central account after the payment of the current month's principal and interest payment and the funding of the reserve accounts are distributed to Ventas Finance, provided no event of default has occurred and is continuing under the CMBS Loan Agreement and provided a Cash Flow Sweep Event (as defined below) has not occurred. The central account is swept on a daily basis.

During the continuance of an event of default or a Cash Flow Sweep Event, all amounts in the central account in excess of the current month's principal and interest payment and the required reserve payments will be deposited into an account and applied as a prepayment of the CMBS Loan on the next monthly payment date. A "Cash Flow Sweep Event" occurs as of any date of determination if (the "Coverage Test") (a) the ratio of (i) the aggregate net cash flow from the CMBS Properties for the applicable quarter to (ii) the debt service on the CMBS Loan for the same quarter, is less than 1.50 to 1, or (b) the aggregate net cash flow from the CMBS Properties for the applicable quarter does not equal or exceed the rent payable under the Kindred CMBS Master Lease for the same quarter. No Cash Flow Sweep Event will occur at any time while the Coverage Test is satisfied.

The 2002 Credit Agreement

On April 17, 2002 (the "2002 Refinancing Date"), the Company, as guarantor, and Ventas Realty, as borrower, entered into a Second Amended and Restated Credit, Security and Guaranty Agreement (the "2002 Credit Agreement").

Under the 2002 Credit Agreement, Ventas Realty obtained a $350.0 million credit facility (the "Total Commitments") consisting of a $60.0 million term loan (the "Tranche B Term Loan") and a $290.0 million revolving credit facility (the "Revolving Credit Facility"). The 2002 Credit Agreement also permits Ventas Realty to obtain an additional term loan in an amount of not less than $50.0 million, but not more than the remaining unused portion of the Total Commitments, subject to the conditions set forth in the 2002 Credit Agreement (the "Tranche C Term Loan"). Subject to the terms of, and the satisfaction of certain conditions set forth in, the 2002 Credit Agreement, Ventas Realty has the option to increase the Total Commitments (in the form of term and/or revolving loans) to an amount not to exceed $450.0 million.

The outstanding aggregate principal balance of the Tranche B Term Loan, the Tranche C Term Loan and the Revolving Credit Facility may not collectively exceed either (a) the Borrowing Base (as described below) or (b) the Total Commitments. As of December 31, 2002, the outstanding principal balance of the Tranche B Term Loan was $59.7 million and the outstanding principal balance under the Revolving Credit Facility was $59.3 million. As of December 31, 2002, there was no Tranche C Term Loan.

Amounts under the Revolving Credit Facility may be borrowed and reborrowed from time to time, subject to the conditions set forth in the 2002 Credit Agreement; provided, however, that the Revolving Credit Facility matures and must be repaid in full on April 17, 2005. The principal amount of the Tranche B Term Loan is payable in installments of $150,000 on the last day of each fiscal quarter, beginning September 30, 2002, and matures and must be repaid in full on April 17, 2007.

Borrowings outstanding under the 2002 Credit Agreement bear interest at an Applicable Percentage over either (i) a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate (as defined in the 2002 Credit Agreement) in effect for the relevant period, plus one half of one percent (0.5%) and (b) the Prime Rate (as defined in the 2002 Credit Agreement) in effect for the relevant period (the "Base Rate") or (ii) a fluctuating LIBOR-based rate per annum (the "Eurodollar Rate"). With respect to Tranche B Term Loans, the Applicable Percentage is (a) 2.50% for loans bearing interest at the Eurodollar Rate, and (b) 1.00% for loans bearing interest at the Base Rate (as defined in the 2002 Credit Agreement). With respect to revolving loans under the Revolving Credit Facility:

(a) If the senior unsecured (non-credit enhanced) long term debt of Ventas Realty or the Company is rated BBB- or better by Standard & Poor's ("S&P") and Baa3 or better by Moody's Investors Service, Inc. ("Moody's") (in the case of a split rating the lower rating will apply), the Applicable Percentage is as follows: (i) 0.25% for revolving loans bearing interest at the Base Rate and (ii) 2.25% for revolving loans bearing interest at the Eurodollar Rate.

(b) Otherwise, the Applicable Percentage is based on the Consolidated Leverage Ratio (as defined in the 2002 Credit Agreement) as follows:

Pricing Level	Consolidated Leverage Ratio	Applicable Percentage for Eurodollar Rate Loans	Applicable Percentage for Base Rate Loans
I	≤ 4.25	2.50%	1.00%
II	>4.25 but < 4.75	2.75%	1.25%
III	≥ 4.75	3.00%	1.50%

The Consolidated Leverage Ratio is generally the ratio of debt of the Company and its consolidated subsidiaries (excluding the United States Settlement, and net of unrestricted cash and cash equivalents) measured on the last day of the applicable fiscal quarter, to EBITDA of the Company and its consolidated subsidiaries for the period of four consecutive fiscal quarters ending as of such day, as more particularly described in the 2002 Credit Agreement. The Applicable Percentage as of the period ended December 31, 2002 was based on pricing level II.

Loans outstanding under the 2002 Credit Agreement are pre-payable without premium or penalty, provided that loans bearing interest at the Eurodollar Rate are subject to customary "breakage" costs if repaid prior to the end of an interest period. Ventas Realty has agreed to pay various fees in connection with the 2002 Credit Agreement, including without limitation, issuance fees for letters of credit and fees for the unused portion of the total committed amount of the Revolving Credit Facility. Ventas Realty may permanently reduce or terminate the total committed amount of the Revolving Credit Facility, subject to the conditions set forth in the 2002 Credit Agreement.

The Company (and any other owner of mortgaged property securing Ventas Realty's obligations under the 2002 Credit Agreement from time to time) has guaranteed Ventas Realty's obligations under the 2002 Credit Agreement. Such obligations are secured by liens on certain of Ventas Realty's real property assets and any related leases, rents and personal property, and, at Ventas Realty's option, may be secured by certain cash collateral from time to time. Currently, 59 real properties owned by Ventas Realty are mortgaged to secure the 2002 Credit Agreement (the "Borrowing Base Properties"). As of December 31, 2002, the carrying value of the 59 Borrowing Base Properties was $161.6 million. All 59 Borrowing Base Properties are leased to Kindred pursuant to Kindred Master Lease No. 1.

The Borrowing Base under the 2002 Credit Agreement is, as determined at any time, an amount equal to the sum of (i) sixty-five percent (65%) of the aggregate appraised property value of the Borrowing Base Properties, plus (ii) one hundred percent (100%) of amounts on deposit in certain cash collateral or pledged accounts. The aggregate principal amount of the obligations outstanding under the 2002 Credit Agreement (including the revolving loans under the Revolving Credit Facility, the Tranche B Term Loan and the Tranche C Term Loan) may not at any time exceed the Borrowing Base. As of

December 31, 2002, the Borrowing Base was $304.3 million, and the outstanding aggregate principal balance of the obligations under the 2002 Credit Agreement was $119.0 million, and the remaining availability under the 2002 Credit Agreement was $185.3 million. Ventas Realty may at any time include additional real estate assets (which must satisfy certain conditions set forth in the 2002 Credit Agreement) in the Borrowing Base to increase its remaining availability, up to the Total Commitments. Subject to the terms and conditions set forth in the 2002 Credit Agreement, Ventas Realty may also obtain a release of various Borrowing Base Properties from the liens and security interests encumbering such properties.

The 2002 Credit Agreement contains a number of restrictive covenants, including, without limitation, covenants pertaining to (i) the incurrence of additional indebtedness; (ii) limitations on liens; (iii) customary restrictions on certain dividends, distributions and other payments (the sum of all restricted payments made by the Company after the 2002 Refinancing Date cannot exceed the sum of (a) 95% of the Company's aggregate cumulative FFO and (b) certain additional amounts further described in the 2002 Credit Agreement); (iv) mergers, sales of assets and other transactions; (v) requirements regarding the maintenance of certain (a) consolidated leverage ratios, (b) consolidated fixed charge coverage ratios and (c) consolidated adjusted net worth; (vi) transactions with affiliates; (vii) permitted business and development activities and uses of loan proceeds; and (viii) changes to material agreements. The 2002 Credit Agreement contains various potential events of default and is, among other things, cross-defaulted with certain other indebtedness and obligations of Ventas Realty and the Company.

Senior Notes Offering

On the 2002 Refinancing Date, Ventas Realty and Ventas Capital Corporation, a wholly owned subsidiary of Ventas Realty (collectively, the "Issuers"), completed the offering (the "Senior Notes Offering") of 8-3/4% Senior Notes due 2009 in the aggregate principal amount of $175.0 million (the "2009 Senior Notes") and 9% Senior Notes due 2012 in the aggregate principal amount of $225.0 million (the "2012 Senior Notes" and, together with the 2009 Senior Notes, the "Senior Notes"). The 2009 Senior Notes and the 2012 Senior Notes were issued under separate Indentures, each dated as of April 17, 2002 (collectively, the "Indentures") and mature on May 1, 2009 and May 1, 2012, respectively. As of December 31, 2002, $174.2 million principal amount was outstanding under the 2009 Senior Notes and $191.8 million principal amount was outstanding under the 2012 Senior Notes.

The Senior Notes are unconditionally guaranteed on a senior unsecured basis by the Company and by certain of the Company's current and future subsidiaries as described in the Indentures (collectively, the "Guarantors"). The Senior Notes are part of the general unsecured obligations of the Company and Ventas Realty, rank equal in right of payment with all existing and future senior obligations of the Company and Ventas Realty, and rank senior to all existing and future subordinated indebtedness of the Company and Ventas Realty. However, the Senior Notes are effectively subordinated to all borrowings under the 2002 Credit Agreement with respect to Borrowing Base Properties and any future assets securing indebtedness under the 2002 Credit Agreement. In addition, the Senior Notes are structurally subordinated to approximately $222.7 million of indebtedness relating to the CMBS Transaction that is secured by the CMBS Properties. The Issuers may redeem the Senior Notes, in whole or in part, at any time at a redemption price equal to the principal amount, plus accrued and unpaid interest to the date of redemption and a make-whole premium as described in the Indentures.

If the Company experiences certain kinds of changes of control, as described in the Indentures, the Issuers must make an offer to repurchase the Senior Notes, in whole or in part, at a purchase price in cash equal to 101% of the principal amount thereof, plus any accrued and unpaid interest to the date of purchase; provided, however, that in the event Moody's and S&P have confirmed their ratings of the Senior Notes and certain other conditions are met as set forth in the Indentures, this repurchase obligation will not apply.

The Indentures contain covenants that limit the ability of the Company and certain of the Company's subsidiaries (collectively, the "Restricted Group") to, among other things (i) incur debt, (ii) incur secured debt, (iii) make certain dividend payments, distributions and investments (the sum of all restricted payments made by the Company after the 2002 Refinancing Date cannot exceed the sum of (a) 95% of the Company's aggregate cumulative FFO and (b) certain additional amounts further described in the Indentures), (iv) enter into certain transactions, including transactions with affiliates, (v) subject the Company's subsidiaries to restrictions on dividends or other payments to the Company, (vi) merge, consolidate or transfer all or substantially all of the Restricted Group's assets and (vii) sell assets. These covenants are subject to certain exceptions and qualifications as described in the Indentures. The Restricted Group is also required to maintain total unencumbered assets of at least 150% of the Restricted Group's unsecured debt. If the Company obtains an investment grade rating, certain of these covenants will be suspended while such rating remains in effect.

Pursuant to the registration rights agreement entered into in connection with the Senior Notes Offering, on July 25, 2002, the Issuers and Guarantors completed an offer to exchange the Senior Notes with a new series of notes that are registered under the Securities Act and are otherwise substantially identical to the outstanding Senior Notes, except that certain transfer restrictions, registration rights and liquidated damages relating to the outstanding Senior Notes do not apply to the new notes. The Company did not receive any additional proceeds in connection with the exchange offer.

On December 31, 2002, the Company repurchased $34.0 million principal of Senior Notes with a portion of the proceeds of the Equity Offering. The Company purchased $0.8 million principal of 2009 Senior Notes and $33.2 million principal of 2012 Senior Notes in open market purchases. The total purchase price aggregated $37.4 million and is reflected in the Consolidated Balance Sheet as securities settlement due. As a result of these purchases, the Company reported an extraordinary loss of $4.2 million in the fourth quarter ended December 31, 2002. The Company does not have any current intention to repurchase any additional Senior Notes.

Scheduled Maturities of Borrowing Arrangements
The Company's indebtedness has the following maturities (in thousands):

2003	$ 3,159
2004	3,412
2005	62,990
2006	214,810
2007	57,300
Thereafter	366,038
	$707,709

Use of Proceeds; Repayment of 2000 Credit Agreement
On April 17, 2002, the Company used (i) the $400.0 million gross proceeds from the Senior Notes Offering, (ii) $220.3 million of borrowings under the 2002 Credit Agreement (consisting of $60.0 million of borrowings under the Tranche B Term Loan and $160.3 million of borrowings under the Revolving Credit Facility) and (iii) approximately $14.3 million cash on hand to: (a) repay all outstanding indebtedness under the 2000 Credit Agreement, (b) pay certain closing costs, fees and expenses, and (c) pay a one-time $13.6 million breakage cost relating to the termination of $350.0 million notional amount of the 1998 Swap (defined below). The $13.6 million breakage cost is composed of (i) a $12.8 million swap breakage fee and (ii) $0.8 million of accrued interest on the terminated $350.0 million notional amount for the period April 1, 2002 through April 17, 2002. The Company recorded a $6.9 million extraordinary loss to write-off unamortized deferred financing costs relating to the 2000 Credit Agreement. For the year ended December 31, 2000, the Company also incurred an extraordinary loss of approximately $4.2 million relating to the write-off of the unamortized deferred financing costs associated with a prior credit agreement.

Derivatives and Hedging
In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives. For interest rate exposures, derivatives are used primarily to fix the rate on debt based on floating-rate indices and to manage the cost of borrowing obligations. The Company currently has two interest rate swaps to manage interest rate risk. The Company prohibits the use of derivative instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivative is designed to hedge, the Company does not anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

One of the Company's interest rate swap agreements has a notional principal amount as of December 31, 2002 of $425.0 million (the "1998 Swap"). Under the 1998 Swap the Company pays a fixed rate at 5.985% and receives LIBOR (floating rate) expiring June 30, 2003.

The terms of the 1998 Swap require that the Company make a cash deposit or otherwise post collateral to the counterparty if the fair value loss to the Company exceeds certain levels (the "Threshold Level"). On April 17, 2002, in connection with the partial swap breakage payment, the Company and the counterparty under the 1998 Swap agreed to reduce the Threshold Level to a nonvariable level of $20.0 million. The 1998 Swap was in an unrealized loss position to the Company of $9.8 million on December 31, 2002. Therefore, no collateral was required to be posted.

On August 4, 1999, the Company entered into an agreement with the 1998 Swap counterparty to shorten the maturity of the 1998 Swap from December 31, 2007 to June 30, 2003 in exchange for a payment in 1999 from the counterparty to the Company of $21.6 million. The Company expects to amortize such amount for financial accounting purposes in future periods beginning in July 2003 and ending December 2007, subject to the $7.4 million adjustment described below.

Prior to the 2002 Refinancing Date, the 1998 Swap had an $800.0 million notional amount. On the 2002 Refinancing Date, as a result of the consummation of the Senior Notes Offering and the establishment of the new credit facility under the 2002 Credit Agreement, all of the outstanding indebtedness under the 2000 Credit Agreement was repaid in full. Consequently, the Company no longer expects variable rate debt held by the Company to exceed $450.0 million in the foreseeable future. Accordingly, on April 17, 2002, the Company entered into an agreement with the 1998 Swap counterparty to break $350.0 million of the $800.0 million 1998 Swap notional amount in exchange for a payment to the counterparty of approximately $12.8 million. Additionally, a portion of the previously deferred gain recorded in connection with the 1999 transaction to shorten the maturity of the 1998 Swap also was impacted by the change in expectation. Based on the Company's previous designation of the 1998 Swap to hedge the Company's exposure to variable rate debt, the $12.8 million partial swap breakage cost and $7.4 million of the approximately $21.6 million deferred gain, both of which were previously recorded on the Consolidated Balance Sheet in Accumulated Other Comprehensive Income, were recognized as a net expense of $5.4 million in the Statement of Operations. The balance of the $21.6 million (or $14.2 million deferred gain) will be amortized in the Company's Statement of Operations as an offset to interest expense from July 1, 2003 through December 31, 2007.

The 1998 Swap is treated as a cash flow hedge. Cash flow hedges address the risk associated with future cash flows of debt transactions. Over time, the unrealized gains and losses recorded on the Consolidated Balance Sheet in Accumulated Other Comprehensive Income will be reclassified into earnings in the same periods in which the hedged interest payments affect earnings. Assuming no changes in interest rates, the Company estimates that approximately $8.7 million of the current balance recorded on the Consolidated Balance Sheet in Accumulated Other Comprehensive Income will be recognized as interest expense within the next twelve months consistent with historical reporting. The amount reclassified into interest expense on the 1998 Swap for the twelve months ended December 31, 2002 was $23.9 million, excluding the $5.4 million net loss on swap breakage. In addition, a portion of the unrealized loss on the 1998 Swap previously reported in Accumulated Other Comprehensive Income has been reclassified to operations for the year ended December 31, 2002 to reflect the excess of the notional amount of the 1998 Swap and 2003- 2008 Swap over the anticipated variable rate debt balances in the future. An expense of $1.9 million has been recognized in the Statement of Operations to reflect this anticipated overhedged position.

On September 28, 2001, the Company entered into a second interest rate swap agreement in the notional amount of $450.0 million (the "2003-2008 Swap") to hedge floating-rate debt for the period between July 1, 2003 and June 30, 2008, under which the Company pays a fixed rate at 5.385% and receives LIBOR from the counterparty to the agreement. The 2003-2008 Swap is treated as a cash flow hedge. The amount reclassified into interest expense on the 2003-2008 Swap for the twelve months ended December 31, 2002 was $0.8 million. Assuming no changes in interest rates, the Company estimates that approximately $9.7 million of the current balance recorded on the Consolidated Balance Sheet in Accumulated Other Comprehensive Income will be recognized as interest expense within the next twelve months consistent with historical reporting. There are no collateral requirements under this agreement. The notional amount of the 2003-2008 Swap is $450.0 million and is scheduled to decline as follows:

Notional Amount	Date
$300,000,000	June 30, 2006
150,000,000	June 30, 2007
—	June 30, 2008

The Company is exposed to credit loss in the event of the non-performance by the counterparty to an interest rate swap agreement. However, the Company does not anticipate non-performance by the counterparties to the 1998 Swap or the 2003-2008 Swap.

In accordance with the terms of the CMBS Loan Agreement, on December 11, 2001, Ventas Finance purchased an interest rate cap from a highly rated counterparty (the "Buy Cap"). Because the Company already hedged its consolidated interest rate risk through the 1998 Swap and 2003-2008 Swap, on December 11, 2001 the Company sold an interest rate cap (the "Sell Cap") for the same notional value ($225.0 million) and on the same terms (5 year amortizing 8% LIBOR cap) as the Buy Cap. If LIBOR should exceed the 8% cap, the Sell Cap would require the Company to pay the counterparty and the Buy Cap would require the counterparty to pay Ventas Finance for the interest accruing in excess of the 8% LIBOR cap. The Buy Cap and the Sell Cap are shown separately as an asset and a liability on the Company's balance sheet, respectively. The Company believes that the economic substance of the Buy Cap offsets the net cash flow exposure of the Sell Cap.

At December 31, 2002, the 1998 Swap and 2003-2008 Swap were reported at their fair value of $47.7 million in liabilities in the Consolidated Balance Sheet. The offsetting entry, exclusive of the $1.9 million ineffectiveness discussed above, is reported as a deferred loss in Accumulated Other Comprehensive Income. The Buy and Sell Caps are reported at their fair value of approximately $1.3 million in other assets and other liabilities, respectively, in the Consolidated Balance Sheet. The offsetting adjustments for the Buy Cap and the Sell Cap are reported in the Consolidated Statement of Operations and net to zero.

Note 8—Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

- Cash and cash equivalents: The carrying amount of cash and cash equivalents reported in the balance sheet approximates fair value because of the short maturity of these instruments.
- Investment in Kindred Common Stock: The fair value is based on the quoted market value on December 31, 2002.
- Real estate loan receivable: The fair value of the Company's loan receivable approximates its net carrying value, based on rates offered for similar arrangements.
- Notes receivable from employees: The fair values of the notes receivable from employees are estimated using a discounted cash flow analysis, using interest rates being offered for similar loans to borrowers with similar credit ratings.
- Interest rate swap and cap agreements: The fair values of the Company's interest rate swap and interest rate cap agreements are based on rates being offered for similar arrangements which consider forward yield curves and discount rates.
- 2000 Credit Agreement: The fair values of the Company's borrowings under variable rate agreements approximate their carrying value.
- 2002 Credit Agreement: The fair values of the Company's borrowings under variable rate agreements approximate their carrying value.

- Senior Notes payable: The fair values of the Company's borrowings under fixed rate agreements are estimated based on open market trading activity provided by a third party.
- United States Settlement: The fair value of the Company's settlement with the United States approximates its carrying value.
- Commercial Mortgage Backed Securities: The fair values of the Company's borrowings under the CMBS Loan's variable rate agreements approximate their carrying value.

At December 31, 2002 and 2001 the carrying amounts and fair values of the Company's financial instruments are as follows (in thousands):

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 2,455	$ 2,455	$ 18,596	$ 18,596
Investment in Kindred Common Stock	16,713	16,713	55,118	55,118
Purchased interest rate cap (Buy Cap)	1,286	1,286	3,051	3,051
Real estate loan receivable	16,528	16,528	—	—
Notes receivable from employees	4,139	4,529	3,635	3,324
Interest rate swap agreements	(47,672)	(47,672)	(27,430)	(27,430)
2000 Credit Agreement	—	—	(623,368)	(623,368)
2002 Credit Agreement	(119,000)	(119,000)	—	—
Senior Notes payable	(366,038)	(377,107)	—	—
United States Settlement	(43,992)	(43,992)	(54,747)	(54,747)
Commercial Mortgage Backed Securities ("CMBS Loan")	(222,671)	(222,671)	(225,000)	(225,000)
Written interest rate cap (Sell Cap)	(1,286)	(1,286)	(3,051)	(3,051)

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented above are not necessarily indicative of the amounts the Company would realize in a current market exchange.

Note 9—Stockholders' Equity and Stock Options

The Company has five plans under which options to purchase common stock have been, or may be, granted to officers, employees and non-employee directors and one plan under which certain directors may receive common stock of the Company in lieu of director fees (the following are collectively referred to as the "Plans"): (1) The 1987 Incentive Compensation Program (Employee Plan); (2) The 2000 Incentive Compensation Plan (Employee Plan); (3) The 1987 Stock Option Plan for Non-Employee Directors; (4) The 2000 Stock Option Plan for Directors; (5) The TheraTx, Incorporated 1996 Stock Option/Stock Issuance Plan; and (6) The Common Stock Purchase Plan for Directors (the "Directors Stock Purchase Plan"). On May 23, 2000, the Company's shareholders voted in favor of the amendment and restatement of the 1997 Stock Option Plan for Non-Employee Directors as the 2000 Stock Option Plan for Directors and the amendment and restatement of the 1997 Incentive Compensation Plan as the 2000 Incentive Compensation Plan (the "2000 Incentive Plan"). As part of the amendment and restatement of the 2000 Incentive Plan, the Company's Board of Directors increased the number of shares reserved for issuance under the 2000 Incentive Plan by 2.22 million shares and increased the maximum number of shares with respect to which stock options can be granted during a calendar year to any given individual to 750,000 shares.

Under the Plans (other than the Directors Stock Purchase Plan), options are exercisable at the market price at the date of grant, expire ten years from the date of grant, and vest over varying periods ranging from one to four years. The Company has also granted options and restricted stock to certain officers, employees and non-employee directors outside of the Plans. The options and shares of restricted stock that have been granted outside the Plans vest over varying periods and the options are exercisable at the market price at the date of grant and expire ten years from the date of grant. As of December 31, 2002, options for 3,794,092 shares had been granted to eligible participants and remained outstanding (including options granted prior to the 1998 Spin Off and held by Kindred employees) under the provisions of the Plans. As of December 31, 2002, options for 391,361 shares had been granted outside of the Plans to certain employees and non-employee directors and remained outstanding. The Company granted 200,634, 308,250 and 466,705 shares of restricted stock for the years ended December 31, 2002, 2001 and 2000, respectively. The market value of the restricted shares on the date of the award has been recorded as unearned compensation on restricted stock, with the unamortized balance shown as a separate component of stockholders' equity. Unearned compensation is amortized to expense over the vesting period, with charges to operations of approximately $1.9 million in 2002, $1.7 million in 2001 and $1.3 million in 2000, respectively.

The Company only utilizes the 2000 Incentive Compensation Plan (Employee Plan), the 2000 Stock Option Plan for Directors and the Directors Stock Purchase Plan for option and stock grants and stock issuances. Under the terms of the Ventas, Inc. 2000 Incentive Compensation Plan (Employee Plan), 5,620,000 shares are reserved for grants to be issued to employees. Under the terms of the Ventas, Inc. 2000 Stock Option Plan for Directors, 200,000 shares are reserved for grants or issuance to the chairman of the board and non-employee directors. Under the terms of the Directors Stock Purchase Plan, 200,000 shares are reserved for issuance to the chairman of the board and non-employee directors in lieu of the payment of all or a portion of their retainer and meeting fees, at their option. As of December 31, 2002, the number of shares available for future grants or issuance under the Ventas, Inc. 2000 Incentive Compensation Plan (Employee Plan), the Ventas, Inc. 2000 Stock Option Plan for Directors, and the Directors Stock Purchase Plan are 1,977,241, 88,000 and 181,284, respectively. No additional grants are permitted under the 1987 Incentive Compensation Program, the 1987 Stock Option Plan for Non-Employee Directors and the TheraTx, Incorporated 1996 Stock Option/Stock Issuance Plan. As a result, the shares reserved under these three Plans equal the options outstanding under such Plans. As of December 31, 2002, the Company has reserved 2,200,023 shares for these Plans.

The following is a summary of stock option activity for the Company in 2002, 2001 and 2000:

A. 2002 *Activity*

Activity	Shares	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding at beginning of year	4,834,219	$0.1231 – $26.0476	$12.0116
Options Granted	379,390	11.86 – 13.41	11.9621
Options Exercised	(774,770)	3.3125 – 10.8125	4.5710
Options Canceled	(253,386)	0.1970 – 19.8531	13.5480
Outstanding at end of year	4,185,453	3.3125 – 26.0476	13.3002
Exercisable at end of year	3,798,409	$3.3125 – $26.0476	$13.6476

B. 2001 *Activity*

Activity	Shares	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding at beginning of year	4,745,636	$0.1231 – $26.0476	$12.7134
Options Granted	603,705	5.875 – 12.0600	7.3180
Options Exercised	(134,408)	3.3125 – 10.3421	5.5095
Options Canceled	(380,714)	3.3125 – 24.1623	15.6160
Outstanding at end of year	4,834,219	0.1231 – 26.0476	12.0116
Exercisable at end of year	4,053,519	$0.1231 – $26.0476	$12.6054

C. 2000 *Activity*

Activity	Shares	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding at beginning of year	5,066,530	$0.1231 – $27.0095	$13.4575
Options Granted	319,739	3.3125 – 4.0000	3.3481
Options Exercised	(19,688)	0.8000 – 3.0595	1.1228
Options Canceled	(620,945)	0.6279 – 27.0095	14.3051
Outstanding at end of year	4,745,636	0.1231 – 26.0476	12.7134
Exercisable at end of year	3,631,587	$0.1231 – $26.0476	$13.2590

A summary of stock options outstanding at December 31, 2002 follows:

Range of Exercise Prices	Outstanding as of December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable as of December 31, 2002	Weighted Average Exercise Price
$ 3.3125 to $ 8.0000	875,917	7.3	$ 5.8556	723,866	$ 5.7065
$ 8.0001 to $13.7400	1,292,497	5.8	12.6412	1,057,504	12.7744
$13.7401 to $18.6200	1,475,200	3.8	16.2284	1,475,200	16.2284
$18.6201 to $26.0500	541,839	4.1	18.9346	541,839	18.9346
	4,185,453	5.2	$13.3002	3,798,409	$13.6476

In 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). This standard prescribes a fair value based method of accounting for employee stock options or similar equity instruments and requires certain pro forma disclosures. For purposes of the pro forma disclosures required under SFAS No. 123, the estimated fair value of the options is amortized to expense over the option's vesting period. The estimated fair value of options granted for the years ended December 31, 2002, 2001 and 2000 was approximately $337,100, $633,300 and $135,800, respectively.

Pro forma information follows (in thousands, except per share amounts):

	2002	2001	2000
Pro forma income (loss) available to common stockholders	$65,137	$47,338	$(69,138)
Pro forma earnings (loss) per common share:			
Diluted	$ 0.93	$ 0.68	$ (1.02)

In determining the estimated fair value of the Company's stock options as of the date of grant, a Black-Scholes option pricing model was used with the following assumptions:

	2002	2001	2000
Risk free interest rate	4.1%	5.2%	6.7%
Dividend yield	9.0%	8.0%	14.0%
Volatility factors of the expected market price for the Company's common stock	.276%	.437%	.567%
Weighted average expected life of options	9 years	9 years	8 years

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Note 10—Income Taxes

The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986 as amended (the "Code"), commencing with the year that ended December 31, 1999. The Company intends to continue to operate in such a manner as to enable it to qualify as a REIT. The Company's actual qualification and taxation as a REIT depends upon its ability to meet, on a continuing basis, distribution levels, stock ownership, and the various qualification tests imposed under the Code.

No net provision for income taxes has been recorded in the Consolidated Financial Statements for the year ended December 31, 2000 due to the Company's belief that it qualified as a REIT, the distribution of 95% of its 2000 taxable income as a dividend and the existence of carryforward operating losses that offset the remaining 2000 liability for federal corporate income taxes. As a result of the uncertainties relating to the Company's ability to retain its operating loss carryforwards, the Company has recorded a provision for taxes on the 10% of its estimated 2001 taxable income which the Company did not distribute as a dividend. The 5.0% effective tax rate for 2001 was determined based on the 35% federal statutory rate plus an incremental state rate less the dividends paid deduction. In the third quarter of 2002, the Company filed its 2001 federal tax return on which it elected to apply certain 2002 dividend payments in excess of its 2002 taxable net income. As a result, the Company recorded a $2.2 million tax benefit for 2002.

The 2002 and 2001 provision (benefit) for income taxes consists of the following including the provision on discontinued operations (in thousands):

	2002	2001
Current tax expense :		
Federal	$(1,952)	$2,310
State	(248)	375
	(2,200)	2,685
Less tax included in Discontinued Operations	—	(34)
	$(2,200)	$2,651

Although the Company believes that it satisfied the requirements to qualify as a REIT for the years ended December 31, 1999 through 2002 and although the Company intends to continue to qualify as a REIT in subsequent years, it is possible that economic, market, legal, tax or other considerations may cause the Company to fail, or elect not to, continue to qualify as a REIT in any such tax year.

The Company believes it has met the annual distribution requirement by payment of at least 90% of its estimated taxable income for 2002 and 2001. The Company believes that it met the annual distribution requirement for 2000 by payment of at least 95% of the estimated taxes for 2000. The Company's dividends for the tax years ended December 31, 2002, 2001 and 2000 constitute ordinary income to the Company's stockholders for tax purposes.

Net taxable income for federal income tax purposes results from net income for financial reporting purposes adjusted for the differences between the financial reporting and tax bases of assets and liabilities, including depreciation, prepaid rent, impairment losses on real estate, the United States Settlement liability, and the interest rate swap agreement. The net difference between tax bases of the Company's asset and liabilities for federal income tax purposes was $160.0 and $51.4 million more than the book bases of those assets and liabilities for financial reporting for the years ended December 31, 2002 and 2001, respectively.

The Company made no income tax payments for the years ended December 31, 2002, 2001 and 2000. The Company utilized net operating loss ("NOL") carryforwards of $1.0 million in 2000 to offset taxes due on the 5% of undistributed net taxable income of the Company for that year.

The Company has recorded a tax contingency liability of $7.1 million at December 31, 2002 and 2001 and $3.7 million at December 31, 2000 for contingencies arising from and prior to the 1998 Spin Off. Included in general administrative expenses on the Company's statement of operations is a tax contingency expense of $1.5 million and $2.6 million for 2001 and 2000, respectively, for federal, state, local, franchise and other miscellaneous taxes, net of the Company's receipt of refunds referred to above.

As a former C corporation for federal income tax purposes, the Company potentially remains subject to corporate level taxes for any asset dispositions for the period January 1, 1999 through December 31, 2008 ("built-in gains tax"). The amount of income potentially subject to this special corporate level tax is generally equal to (a) the excess of the fair value of the asset as of December 31, 1998 over its adjusted tax basis as of December 31, 1998, or (b) the actual amount of gain, whichever of (a) and (b) is lower. Some but not all gains recognized during this period of time could be offset by available net operating losses and capital loss carryforwards. The deferred income tax liability of $30.4 million at December 31, 2002 and 2001, reflects a previously established liability to be utilized for any built-in gain tax incurred on assets that are disposed of prior to January 1, 2009. During 2001, the Company utilized $0.1 million of the deferred income tax liability in connection with a sales transaction.

On February 3, 2000 the Company received a refund (the "Refund") of approximately $26.6 million from the Internal Revenue Service representing $25.3 million from the refund of income taxes paid by it from 1996 and 1997 and $1.3 million from accrued interest thereon as a result of a carryback of losses reported in the Company's 1998 federal income tax return. The Company, Ventas Realty and Kindred entered into a stipulation relating to certain of these federal, state and tax refunds (including the Refund) on or about May 23, 2000 (the "Tax Stipulation"). On the Kindred Effective Date, Kindred and the Company entered into the Tax Refund Escrow Agreement and First Amendment of the Tax Allocation Agreement (the "Tax Refund Escrow Agreement") governing their relative entitlement to certain tax refunds for the tax periods prior to and including May 1, 1998 (the "Subject Periods") that each received or may receive in the future. The Tax Refund Escrow Agreement amends and supplements the Tax Allocation Agreement and supersedes the Tax Stipulation. See "Note 11—Transactions with Kindred—The Tax Refund Escrow Agreement and Tax Allocation Agreement."

The Internal Revenue Service ("IRS") is currently reviewing the federal income tax returns of the Company for the years ended December 31, 1997 and 1998. On January 16, 2003, the Company agreed to a revised IRS Revenue Agent's report quantifying the examination findings in connection with the 1997 and 1998 income tax periods. This report concludes that, pending final review by the Joint Committee of Taxation, the Company does not owe any additional taxes, and is entitled to an additional refund of $1.2 million, for the period in question. If received, this $1.2 million would be deposited into a joint tax escrow account between Ventas and Kindred. The revised report is under review by the Joint Committee of Taxation. Until the review of the Joint Committee of Taxation is final, however, there can be no assurance as to the ultimate outcome of these matters or whether such outcome will have a Material Adverse Effect on the Company.

However, if there are any, the resulting tax liabilities for the tax years ended December 31, 1997 and 1998 will be satisfied first from the use of Net Operating Loss ("NOL") carryforwards (including the NOL carryforwards that were utilized to offset the Company's federal income tax liability for 1999 and 2000) to satisfy those liabilities, and if the tax liabilities exceed the amount of NOL carryforwards, then the Company will use the escrowed amounts under the Tax Refund Escrow Agreement. As of December 31, 2002, $29 million was escrowed under the Tax Refund Escrow Agreement. To the extent that NOL carryforwards and escrowed amounts are not sufficient to satisfy such liabilities, Kindred has indemnified the Company for specific tax liabilities under the Tax Allocation Agreement. There can be no assurance that the NOL carryforwards and the escrowed amounts will be sufficient to satisfy these liabilities or that Kindred has any obligation to indemnify the Company for particular liabilities or that Kindred will have sufficient assets, income and access to financing to enable it to satisfy its indemnity obligations under the Tax Allocation Agreement or that Kindred will continue to honor such indemnification obligations.

The Company's 1998 federal income tax return reflected capital loss carryforwards of approximately $200.1 million of which $0.6 million was carried back to 1996. The Company utilized $26.1 million and $16.4 million of capital loss carryforwards for the tax years ended December 31, 2002 and 2001, respectively. The remaining $157.0 million is available against future capital gains, if any. After fully utilizing NOL carrybacks, the Company also has an NOL carryforward of $13.0 million at December 31, 2002. These amounts can be used to offset future taxable income (and/or taxable income for prior years if audits of any prior year's return determine that amounts are owed), if any, remaining after the dividends paid deduction. The Company will be entitled to utilize NOLs and tax credit carryforwards only to the extent that REIT taxable income exceeds the Company's deduction for dividends paid. The NOL carryforwards expire in 2018 and the capital loss carryforwards expire in 2003. The availability of the carryforwards are subject to the results of the IRS examination for the 1997-1998 tax years.

As a result of the uncertainties relating to the ultimate utilization of favorable tax attributes described above, no net deferred tax benefit has been ascribed to capital loss and net operating loss carryforwards as of December 31, 2001 and 2000. The IRS may challenge the Company's entitlement to these tax attributes during its current review of the Company's tax returns for the 1997 and 1998 tax years. The Company believes it is entitled to these tax attributes, but there can be no assurance as to the outcome of these matters.

Note 11—Transactions with Kindred

Kindred Master Leases

Under the Kindred Reorganization Plan, Kindred assumed its five pre-existing leases with the Company and Ventas Realty, which were then amended and restated Kindred Master Leases.

In connection with the consummation on December 12, 2001 of the CMBS Transaction, Ventas Realty removed 40 skilled nursing facilities from Kindred Amended Master Lease No. 1 and placed the CMBS Properties in the Kindred CMBS Master Lease. Simultaneously with the closing of the CMBS Transaction, Ventas Realty transferred the CMBS Properties and the Kindred CMBS Master Lease to Ventas Finance, the borrower under the CMBS Transaction.

On the Kindred Effective Date, the Company also received a $4.5 million cash payment as additional future rent under the Kindred Master Leases. The value of the Company's Kindred common stock and the $4.5 million additional future rent is amortized as future rent over the weighted average remaining term of the Kindred Master Leases for financial reporting purposes.

Each Kindred Master Lease includes land, buildings, structures and other improvements on the land, easements and similar appurtenances to the land and improvements, and permanently affixed equipment, machinery and other fixtures relating to the operation of the properties covered by the Kindred Master Leases. There are several renewal bundles of properties under each Master Lease, with each bundle containing a varying number of properties. All properties within a bundle have primary terms ranging from 10 to 15 years from May 1, 1998, subject to certain exceptions, and are subject to three five-year renewal terms.

For a discussion of the rent payable under the Kindred Master Leases see "Note 3—Revenues from Properties."

The Company has a one-time right to reset the rents under the Kindred Master Leases (the "Reset Right"), exercisable during a one-year period commencing July 19, 2006 by notice given on or after January 20, 2006 on a Master Lease by Master Lease basis, to a then fair market rental rate, for a total fee of $5.0 million payable on a pro-rata basis at the time of exercise under the applicable Master Lease. The Reset Right under the Kindred CMBS Master Lease can only be exercised in conjunction with the exercise of the Reset Right under Master Lease No. 1. The Company cannot exercise the Reset Right under the Kindred CMBS Master Lease without the prior written consent of the CMBS Lender if, as a result of such reset, the aggregate rent payable for the CMBS Properties would decrease.

As a result of the Company's determination that such an amount was uncollectible, the Company wrote off approximately $48.3 million of rents receivable from tenants for the year ended December 31, 2000. The write-off consists of the following ($'s in thousands):

	2000
The difference between the minimum monthly base rent under the Prior Master Lease and the rent stipulation	$48,018
August 1999 monthly base rent under the Prior Kindred Master Leases	—
Charge for rent due under a lease with Kindred under dispute	(124)
Rent due from non-Kindred tenants	434
	48,328
Less write-off included in discontinued operations	(934)
	$47,394

Tax Allocation Agreement, Tax Stipulation and Tax Refund Escrow Agreement

The Tax Allocation Agreement, entered into at the time of the 1998 Spin Off and described in more detail below, was assumed by Kindred under the Kindred Reorganization Plan and then amended and supplemented by the Tax Refund Escrow Agreement, also described below. The Tax Stipulation, entered into by Kindred and the Company during the pendency of the Kindred bankruptcy proceedings, was superseded by the Tax Refund Escrow Agreement.

The Tax Allocation Agreement provides that Kindred will be liable for, and will hold the Company harmless from and against, (i) any taxes of Kindred and its then subsidiaries (the "Kindred Group") for periods after the 1998 Spin Off, (ii) any taxes of the Company and its then subsidiaries (the "Company Group") or the Kindred Group for periods prior to the 1998 Spin Off (other than taxes associated with the Spin Off) with respect to the portion of such taxes attributable to assets owned by the Kindred Group immediately after completion of the 1998 Spin Off and (iii) any taxes attributable to the 1998 Spin Off to the extent that Kindred derives certain tax benefits as a result of the payment of such taxes. Under the Tax Allocation Agreement, Kindred would be entitled to any refund or credit in respect of taxes owed or paid by Kindred under (i), (ii) or (iii) above. Kindred's liability for taxes for purposes of the Tax Allocation Agreement would be measured by the Company's actual liability for taxes after applying certain tax benefits otherwise available to the Company other than tax benefits that the Company in good faith determines would actually offset tax liabilities of the Company in other taxable years or periods. Any right to a refund for purposes of the Tax Allocation Agreement would be measured by the actual refund or credit attributable to the adjustment without regard to offsetting tax attributes of the Company.

Under the Tax Allocation Agreement, the Company would be liable for, and would hold Kindred harmless against, any taxes imposed on the Company Group or the Kindred Group other than taxes for which the Kindred Group is liable as described in the above paragraph. The Company would be entitled to any refund or credit for taxes owed or paid by the Company as described in this paragraph. The Company's liability for taxes for purposes of the Tax Allocation Agreement would be measured by the Kindred Group's actual liability for taxes after applying certain tax benefits otherwise available to the Kindred Group other than tax benefits that the Kindred Group in good faith determines would actually offset tax liabilities of the Kindred Group in other taxable years or periods. Any right to a refund would be measured by the actual refund or credit attributable to the adjustment without regard to offsetting tax attributes of the Kindred Group. See "Note 10—Income Taxes."

Prior to and during the Kindred bankruptcy, the Company and Kindred were engaged in disputes regarding the entitlement to federal, state and local tax refunds for the Subject Periods which had been received or which would be received by either company. Under the terms of the Tax Stipulation, the companies agreed that the proceeds of certain federal, state and local tax refunds for the Subject Periods, received by either company on or after September 13, 1999, with interest thereon from the date of deposit at the lesser of the actual interest earned and 3% per annum, were to be held by the recipient of such refunds in segregated interest bearing accounts.

On the Kindred Effective Date, Kindred and the Company entered into the Tax Refund Escrow Agreement governing their relative entitlement to certain tax refunds for the Subject Periods that each received or may receive in the future. The Tax Refund Escrow Agreement amends and supplements the Tax Allocation Agreement and supersedes the Tax Stipulation. Under the terms of the Tax Refund Escrow Agreement, refunds ("Subject Refunds") received on or after September 13, 1999 by either Kindred or the Company with respect to federal, state or local income, gross receipts, windfall profits, transfer, duty, value-added, property, franchise, license, excise, sales and use, capital, employment, withholding, payroll, occupational or similar business taxes (including interest, penalties and additions to tax, but excluding certain refunds), for taxable periods ending on or prior to May 1, 1998, or including May 1, 1998 and received on or after September 13, 1999 ("Subject Taxes") must be deposited into an escrow account with a third-party escrow agent on the Kindred Effective Date.

The Tax Refund Escrow Agreement provides generally that Kindred and the Company waive their rights under the Tax Allocation Agreement to make claims against each other with respect to Subject Taxes satisfied by the funds in the escrow account (the "Escrow Funds"), notwithstanding the indemnification provisions of the Tax Allocation Agreement. To the extent that the Escrow Funds are insufficient to satisfy all liabilities for Subject Taxes that are finally determined to be due (such excess amount, "Excess Taxes"), the relative liability of Kindred and the Company to pay such Excess Taxes shall be determined as provided in the Tax Refund Escrow Agreement. Disputes under the Tax Refund Escrow Agreement, and the determination of the relative liability of Kindred and the Company to pay Excess Taxes, if any, are governed by the arbitration provision of the Tax Allocation Agreement.

Interest earned on the Escrow Funds or included in refund amounts received from governmental authorities is distributed equally to each of Kindred and the Company on an annual basis and are accrued as interest income on the Consolidated Statement of Operations. Any Escrow Funds remaining in the escrow account after no further claims may be made by governmental authorities with respect to Subject Taxes or Subject Refunds (because of the expiration of statutes of limitation or otherwise) will be distributed equally to Kindred and the Company. At December 31, 2002, approximately $14.4 million of disputed Subject Refunds and accrued interest, representing 50% of the Escrow Funds, is recognized in restricted cash and other liabilities on the Company's Consolidated Balance Sheet.

Agreement of Indemnity—Third Party Leases

In connection with the 1998 Spin Off, the Company assigned its former third party lease obligations (i.e., leases under which an unrelated third party is the landlord) as a tenant or as a guarantor of tenant obligations to Kindred (the "Third Party Leases"). The lessors of these properties may claim that the Company remains liable on the Third Party Leases assigned to

Kindred. Under the terms of the Agreement of Indemnity—Third Party Leases, Kindred and its subsidiaries have agreed to indemnify and hold the Company harmless from and against all claims against the Company arising out of the Third Party Leases assigned by the Company to Kindred. Either prior to or following the 1998 Spin Off, the tenant's rights under a subset of the Third Party Leases were assigned or sublet to third parties unrelated to Kindred (the "Subleased Third Party Leases"). If Kindred or such third party subtenants are unable to or do not satisfy the obligations under any Third Party Lease assigned by the Company to Kindred, and if the lessors prevail in a claim against the Company under the Third Party Leases, then the Company may be liable for the payment and performance of the obligations under any such Third Party Lease. The Company believes it may have valid legal defenses to any such claim by certain lessors under the Third Party Leases. However, there can be no assurance the Company would prevail in a claim brought by a lessor under a Third Party Lease. In the event that a lessor should prevail in a claim against the Company, the Company may be entitled to receive revenues from those properties that would mitigate the costs incurred in connection with the satisfaction of such obligations. The Third Party Leases relating to nursing facilities, hospitals, offices and warehouses have remaining terms (excluding renewal periods) of 1 to 10 years. The Third Party Leases relating to ground leases have remaining terms from 1 to 80 years. Under the Kindred Reorganization Plan, Kindred assumed and has agreed to fulfill its obligations under the Agreement of Indemnity—Third Party Leases. There can be no assurance that Kindred will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Agreement of Indemnity—Third Party Leases or that Kindred will continue to honor its obligations under the Agreement of Indemnity—Third Party Leases. If Kindred does not satisfy or otherwise honor the obligations under the Agreement of Indemnity—Third Party Leases, then the Company may be liable for the payment and performance of such obligations. Under the Kindred Reorganization Plan, Kindred has agreed not to renew or extend any Third Party Lease unless it first obtains a release of the Company from liability under such Third Party Lease.

The total aggregate remaining minimum rental payments under the Third Party Leases are as follows (in thousands):

Agreement of Indemnity—Third Party Contracts
In connection with the 1998 Spin Off, the Company assigned its former third party guaranty agreements to Kindred (the "Third Party Guarantees"). The Company may remain liable on the Third Party Guarantees assigned to Kindred. Under the terms of the Agreement of Indemnity—Third Party Contracts, Kindred and its subsidiaries have agreed to indemnify and hold the Company harmless from and against all claims against the Company arising out of the Third Party Guarantees assigned by the Company to Kindred. If Kindred is unable to or does not satisfy the obligations under any Third Party Guarantee assigned by the Company to Kindred, then the Company may be liable for the payment and performance of the obligations under any such agreement.

The Third Party Guarantees were entered into in connection with certain acquisitions and financing transactions. Under the Kindred Reorganization Plan, Kindred assumed and has agreed to fulfill its obligations under the Agreement of Indemnity—Third Party Contracts. There can be no assurance that Kindred will have sufficient assets, income and access to financing to enable it to satisfy its obligations incurred in connection with the Agreement of Indemnity—Third Party Contracts or that Kindred will continue to honor its obligations under the Agreement of Indemnity—Third Party Contracts. If Kindred does not satisfy or otherwise honor the obligations under the Agreement of Indemnity—Third Party Contracts, then the Company may be liable for the payment and performance of such obligations. The Company believes that it has no material exposure under these Third Party Guarantees.

Assumption of Certain Operating Liabilities and Litigation
In connection with the 1998 Spin Off, Kindred agreed in various agreements (the "Spin Agreements") to, among other things, assume and to indemnify the Company for any and all liabilities that may arise out of the ownership or operation of the healthcare operations either before or after the date of the 1998 Spin Off. The indemnification provided by Kindred also covers losses, including costs and expenses, which may arise from any future claims asserted against the Company based on these healthcare operations. In addition, at the time of the 1998 Spin Off, Kindred agreed to assume the defense, on behalf of the Company, of any claims that were pending at the time of the 1998 Spin Off, and which arose out of the

	Skilled Nursing Facilities	Hospitals	Land	Sub Leased Third Party Leases	Other	Total
2003	$1,054	$2,225	$ 497	$1,224	$265	$ 5,265
2004	942	2,225	473	1,117	265	5,022
2005	716	1,925	473	1,117	265	4,496
2006	235	1,025	552	1,117	88	3,017
2007	—	1,025	467	1,117	—	2,609
Thereafter	—	1,025	11,293	3,722	—	16,040
	$2,947	$9,450	$13,755	$9,414	$883	$36,449

ownership or operation of the healthcare operations. Kindred also agreed to defend, on behalf of the Company, any claims asserted after the 1998 Spin Off which arise out of the ownership and operation of the healthcare operations. Under the Kindred Reorganization Plan, Kindred assumed and agreed to perform its obligations under these indemnifications. There can be no assurance that Kindred will have sufficient assets, income and access to financing to enable it to satisfy its obligations incurred in connection with the 1998 Spin Off or that Kindred will continue to honor its obligations incurred in connection with the 1998 Spin Off. If Kindred does not satisfy or otherwise honor the obligations under these arrangements, then the Company may be liable for the payment and performance of such obligations and may have to assume the defense of such claims.

Kindred Common Stock and Registration Rights Agreement
On the Kindred Effective Date, Ventas Realty received 1,498,500 shares of the common stock in Kindred Common Stock, representing not more than 9.99% of the issued and outstanding common stock in Kindred as of the Kindred Effective Date. Based on applicable laws, regulations, advice from experts, an appraisal, the trading performance of Kindred common stock at the time and other appropriate facts and circumstances, the illiquidity and lack of registration of the Kindred Common Stock when received and the Company's lack of significant influence over Kindred, the Company determined the value of the Kindred Common Stock was $18.2 million on the date received by Ventas Realty. The Kindred Common Stock received by Ventas Realty is subject to dilution from stock issuances occurring after the Kindred Effective Date. The Kindred Common Stock was issued to the Company as additional future rent in consideration of the Company's agreement to charge the base rent as provided in the Kindred Master Leases.

On the Kindred Effective Date, Kindred executed and delivered to Ventas Realty and other signatories, a Registration Rights Agreement, which, among other things, provides that Kindred must file a shelf registration statement with respect to the Kindred Common Stock and keep such registration statement continuously effective for a period of two years with respect to such securities (subject to customary exceptions). The shelf registration statement was declared effective on November 7, 2001.

The Company disposed of 418,186 shares of Kindred Common Stock in the fourth quarter of 2001 and recognized a gain of $15.4 million on the dispositions. In connection with a registered offering of common stock by Kindred, Ventas Realty exercised its piggyback registration rights, and sold 83,300 shares of Kindred Common Stock, recognizing a gain of $2.6 million. The Company applied the net proceeds of $3.6 million from the sale of the 83,300 shares of Kindred Common Stock as a prepayment on the Company's indebtedness under the 2000 Credit Agreement. The Company distributed 334,886 shares of Kindred Common Stock as part of the 2001 dividend, resulting in a gain of $12.8 million. For every share of common stock of the Company that a stockholder owned at the close of business on December 14, 2001, the stockholder received 0.005 of a share of Kindred common stock and $0.0049 in cash (equating to one share of Kindred common stock and $0.98 in cash for every two hundred shares of common stock in the Company). For purposes of the 2001 dividend, the Kindred Common Stock was valued in accordance with the Code and applicable rulings and regulations on December 31, 2001 at $51.02 per share (the average of the high and low price on that day).

During the year ended December 31, 2002, the Company disposed of a total of 159,500 shares of Kindred Common Stock for an average net price of $43.39 per share and recognized a gain of $5.0 million. The Company applied net proceeds of $6.9 million as a prepayment of the Company's indebtedness under the 2002 Credit Agreement. As of December 31, 2002, the Company owned 920,814 shares of Kindred Common Stock. As a result of Kindred's announcement relating to the Florida skilled nursing facilities and other events, the market value of the Company's Kindred Common Stock has declined substantially to approximately $16.7 million, or $18.15 per share, as of December 31, 2002.

Settlement of United States Claims
Kindred and the Company were the subject of investigations by the United States Department of Justice regarding the Company's prior healthcare operations, including matters arising from lawsuits filed under the qui tam, or whistleblower, provision of the Federal Civil False Claims Act, which allows private citizens to bring a suit in the name of the United States. See "Note 14—Litigation." The Kindred Reorganization Plan contains a comprehensive settlement of all of these claims by the United States (the "United States Settlement").

Under the United States Settlement, the Company is required to pay $103.6 million to the United States, of which $34.0 million was paid on the Kindred Effective Date. The balance of $69.6 million bears interest at 6% per annum and is payable in equal quarterly installments over a five-year term commencing on June 30, 2001 and ending in 2006. The Company also paid approximately $0.4 million to legal counsel for the relators in the qui tam actions. In the fourth quarter of 2000, the Company recorded the full amount of the obligation under the United States Settlement for $96.5 million based on an imputed interest rate of 10.75%.

Note 12—Commitments and Contingencies
The Company may be subject to certain liabilities assumed by Kindred in connection with the 1998 Spin Off. See "Note 11—Transactions with Kindred."

Note 13—Earnings Per Share

The following table shows the amounts used in computing basic and diluted earnings per share (in thousands, except per share amounts):

Years Ended December 31,	2002	2001	2000
Numerator for Basic and Diluted Earnings Per Share:			
Income (loss) before Discontinued Operations and Extraordinary Item	$ 52,952	$51,207	$(62,528)
Discontinued Operations	23,831	681	1,283
Extraordinary Loss	(11,077)	(1,322)	(4,207)
Net Income (loss)	$ 65,706	$50,566	$(65,452)
Denominator:			
Denominator for Basic Earnings Per Share—Weighted Average Shares	69,336	68,409	68,010
Effect of Dilutive Securities:			
Stock Options	883	810	67
Time Vesting Restricted Stock Awards	71	144	54
Dilutive Potential Common Stock	954	954	121
Denominator for Diluted Earnings Per Share—Adjusted Weighted Average	70,290	69,363	68,131
Basic Earnings (loss) Per Share			
Income (loss) before Discontinued Operations and Extraordinary Item	$ 0.76	$ 0.75	$ (0.92)
Discontinued Operations	0.35	0.01	0.02
Extraordinary Loss	(0.16)	(0.02)	(0.06)
Net Income (loss)	$ 0.95	$ 0.74	$ (0.96)
Diluted Earnings (loss) Per Share			
Income (loss) before Discontinued Operations and Extraordinary Item	$ 0.75	$ 0.74	$ (0.92)
Discontinued Operations	0.34	0.01	0.02
Extraordinary Loss	(0.16)	(0.02)	(0.06)
Net Income (loss)	$ 0.93	$ 0.73	$ (0.96)

Options to purchase 2.8 million shares of common stock ranging from $13.13 to $26.0476, were outstanding at December 31, 2002 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the year ended December 31, 2002 and, therefore, the effect would be anti-dilutive. Options to purchase 3.1 million shares of common stock ranging from $10.8125 to $26.0476 were outstanding at December 31, 2001, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the year ended December 31, 2001 and, therefore, the effect would be anti-dilutive. Options to purchase 3.4 million shares of common stock ranging from $5.885 to $26.0476 were outstanding at December 31, 2000, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the year ended December 31, 2000 and, therefore, the effect would be anti-dilutive.

Note 14—Litigation

Legal Proceedings Presently Defended and Indemnified by Kindred Under the Spin Agreements

The following litigation and other matters arose from the Company's operations prior to the time of the 1998 Spin Off or relate to assets or liabilities transferred to Kindred in connection with the 1998 Spin Off. Under the Spin Agreements, Kindred agreed to assume the defense, on behalf of the Company, of any claims that (a) were pending at the time of the 1998 Spin Off and which arose out of the ownership or operation of the healthcare operations or any of the assets or liabilities transferred to Kindred in connection with the 1998 Spin Off, or (b) were asserted after the 1998 Spin Off and which arose out of the ownership and operation of the healthcare operations or any of the assets or liabilities transferred to Kindred in connection with the 1998 Spin Off, and to indemnify the Company for any fees, costs, expenses and liabilities arising out of such operations (the "Indemnification"). Kindred is presently defending the Company in the matters described below, among others. Pursuant to the Kindred Reorganization Plan, Kindred assumed and agreed to abide by the Indemnification and to defend the Company in these and other matters as required under the Spin Agreements. However, there can be no assurance that Kindred will continue to defend the Company in such matters or that Kindred will have sufficient assets, income and access to financing to enable it to satisfy such obligations or its obligations incurred in connection with the 1998 Spin Off. In addition, many of the following descriptions are based primarily on information included in Kindred's public filings and on information provided to the Company by Kindred. There can be no assurance that Kindred has included in its public filings and provided the Company complete and accurate information in all instances.

A class action lawsuit entitled *A. Carl Helwig v. Vencor, Inc. et al.* was filed on December 24, 1997 in the United States District Court for the Western District of Kentucky (Civil Action No. 3-97CV-8354). The putative class action claims were brought by an alleged stockholder of the Company against the Company and certain executive officers and directors of the Company. The complaint alleged that the Company and certain current and former executive officers of the Company during a specified time period violated Sections 10(b) and 20(a) of the Exchange Act, by, among other things, issuing to the investing public a series of false and misleading statements concerning the Company's current operations and the inherent value of the Company's Common Stock. The complaint further alleged that as a result of these purported false and misleading statements concerning the Company's revenues and acquisitions, the price of the Company's Common Stock was artificially inflated. This case was settled and dismissed with prejudice pursuant to the Order and Final Judgment of the District Court entered on May 16, 2002. The Company did not pay any amount in connection with the settlement.

A stockholder derivative suit entitled *Thomas G. White on behalf of Kindred, Inc. and Ventas, Inc. v. W. Bruce Lunsford, et al.*, Case No. 98 C103669 was filed in June 1998 in the Jefferson County, Kentucky, Circuit Court. The Complaint alleges, among other things, that the defendants damaged Kindred and the Company by engaging in violations of the securities laws, including engaging in insider trading, fraud and securities fraud and damaging the reputation of Kindred and the Company. The suit seeks unspecified damages, interest, punitive damages, reasonable attorneys' fees, expert witness fees and other costs, and any extraordinary equitable and/or injunctive relief permitted by law or equity to assure the plaintiff has an effective remedy. The Company believes the allegations in the Complaint are without merit. On October 4, 2002, Kindred filed with the Court a motion to dismiss this action as to all defendants, including the Company, for lack of prosecution by the plaintiffs. On October 17, 2002, the Court granted Kindred's motion to dismiss with prejudice. On October 17, 2002, the plaintiffs filed with the Court a motion to vacate that order of dismissal in order to allow further briefing. Kindred, on behalf of the Company, intends to continue to defend this action vigorously.

A class action lawsuit entitled *Sally Pratt, et al. v. Ventas, Inc. et al.* was filed on May 25, 2001 in the United States District Court for the Western District of Kentucky (Civil Action No. 3-01CV-317-H). The putative class action complaint alleges that the Company and certain current and former officers and employees of the Company engaged in a fraudulent scheme to conceal the true nature and substance of the 1998 Spin Off resulting in (a) a violation of the Racketeer Influenced and Corrupt Organizations Act, (b) bankruptcy fraud, (c) common law fraud, and (d) a deprivation of plaintiffs' civil rights. The plaintiffs allege that the defendants failed to act affirmatively to explain and disclose the fact that the Company was the entity that had been known as Vencor, Inc. prior to the 1998 Spin Off and that a new separate and distinct legal entity assumed the name of Vencor, Inc. after the 1998 Spin Off. The plaintiffs contend that the defendants filed misleading documents in the plaintiffs' state court lawsuits that were pending at the time of the 1998 Spin Off and that the defendants deceptively used the Delaware bankruptcy proceedings of Vencor, Inc. (now known as Kindred Healthcare, Inc.) to stay lawsuits against the Company. As a result of these actions, the plaintiffs maintain that they and similarly situated individuals suffered and will continue to suffer severe financial harm. The suit seeks compensatory damages (trebled with interest), actual and punitive damages, reasonable attorneys' fees, costs and expenses, declaratory and injunctive and any and all other relief to which the plaintiffs may be entitled. Before any class of plaintiffs was certified, this action was dismissed in its entirety on February 4, 2002 because it was deemed to be an impermissible collateral attack on the Delaware Bankruptcy Court's confirmation order. The plaintiffs thereafter filed an appeal of the District Court's dismissal to the United States Court of Appeals for the Sixth Circuit. However, on plaintiffs' motion, the appeal was stayed after the plaintiffs separately filed a motion with the Delaware Bankruptcy Court seeking, among other things, to have the Delaware Bankruptcy Court set aside portions of the releases of the Company contained in the Kindred Reorganization Plan, as such releases might apply to the plaintiffs. On September 19, 2002, the Delaware Bankruptcy Court denied the plaintiffs' motion. The Sixth Circuit appeal has been resumed by the plaintiffs. Kindred, on behalf of the Company, intends to contest the Sixth Circuit appeal vigorously.

Kindred is a party to certain legal actions and regulatory investigations arising in the normal course of its business. The Company is a party to certain legal actions and regulatory investigations that arise from the normal course of its prior healthcare operations, which legal actions and regulatory investigations are being defended by Kindred under the Indemnification. Neither the Company nor Kindred is able to predict the ultimate outcome of pending litigation and regulatory investigations. In addition, there can be no assurance that the Centers for Medicare and Medicaid Services ("CMS") or other regulatory agencies will not initiate additional investigations related to Kindred's business or the Company's prior healthcare business in the future, nor can there be any assurance that the resolution of any litigation or investigations, either individually or in the aggregate, would not have a material adverse effect on Kindred's liquidity, financial position or results of operations, which in turn could have a Material Adverse Effect on the Company.

Other Litigation

The Company and Atria, Inc. ("Atria") have been engaged in ongoing discussions regarding the parties' respective rights and obligations relative to the issuance of mortgage resident bonds (the "Bonds") to the new residents of New Pond Village, a senior housing facility in Walpole, Massachusetts, owned by the Company and leased to and operated by Atria. On August 6, 2001, Atria filed a lawsuit styled *Atria, Inc. v. Ventas Realty, Limited Partnership* in the Superior Court Department of the Trial Court in Norfolk County, Massachusetts (Civil Action Number 01 01233). The complaint alleged that the Company had a duty to sign and issue Bonds to new residents of New Pond Village and that, as a result of an alleged failure of the Company to issue Bonds, the Company has, among other things, breached contractual obligations under the Bond Indenture. This case was settled and dismissed with prejudice pursuant to the Order and Final Judgment of the District Court entered on January 7, 2003. Ventas was not required to pay any amounts in connection with the settlement.

The Company is a plaintiff in an action seeking a declaratory judgment and damages entitled *Ventas Realty, Limited Partnership et al. v. Black Diamond CLO 1998-1 Ltd., et al.*, Case No. 99C107076, filed November 22, 1999 in the Circuit Court of Jefferson County, Kentucky. Two of the three defendants in that action, Black Diamond International Funding, Ltd. and BDC Finance, LLC (collectively "Black Diamond"), have asserted counter-claims against the Company under theories of breach of contract, tortious interference with contract and abuse of process. The Company disputes the material allegations contained in Black Diamond's counterclaims and the Company intends to continue to pursue its claims and defend the counterclaims vigorously.

The Company is party to various lawsuits arising in the normal course of the Company's business. It is the opinion of management that, except as set forth in this Note 14, the disposition of these lawsuits will not, individually or in the aggregate, have a Material Adverse Effect on the Company. If management's assessment of the Company's liability with respect to these actions is incorrect, such lawsuits could have a Material Adverse Effect on the Company.

No provision for liability, if any, resulting from the aforementioned litigation has been made in the consolidated financial statements as of December 31, 2002.

Note 15—Capital Stock

The authorized capital stock of the Company at December 31, 2002 and 2001 consisted of 180,000,000 shares of Common Stock, par value of $.25 per share, and 10,000,000 shares of preferred stock of which 300,000 shares have been designated Series A Participating Preferred Stock.

On June 19, 2002, the Company filed a universal shelf registration statement on Form S-3 with the Commission relating to $750 million of common stock, preferred stock, debt securities, depository shares and warrants. The registration statement became effective on July 8, 2002. As of December 31, 2002, $651 million of these securities remained available for offering off the shelf registration statement.

During the fourth quarter ended December 31, 2002, the Company commenced and completed an equity offering of the Company's common stock with Tenet Healthcare Corporation ("Tenet"). The Equity Offering consisted of 9,000,000 newly issued shares of common stock sold by Ventas and 8,301,067 shares of Ventas common stock owned and sold by Tenet, all priced at $11.00 per share. The net proceeds received by Ventas from its sale of its newly issued common stock were $93.6 million and were used to repay outstanding indebtedness including the indebtedness incurred by the Company to invest in the THI Transaction.

Excess Share Provision

In order to preserve the Company's ability to maintain REIT status, the Company's certificate of incorporation provides that if a person acquires beneficial ownership of greater than 9% of the outstanding stock of the Company, the shares that are beneficially owned in excess of such 9% limit are deemed to be "Excess Shares." Excess Shares are automatically deemed transferred to a trust for the benefit of a charitable institution or other qualifying organization selected by the Board of Directors of the Company. The trust is entitled to all dividends with respect to the Excess Shares and the trustee may exercise all voting power over the Excess Shares.

The Company has the right to buy the Excess Shares for a purchase price equal to the lesser of (1) the price per share in the transaction that created the Excess Shares, or (2) the market price on the date the Company buys the shares. The Company has the right to defer payment of the purchase price for the Excess Shares for up to five years. If the Company does not purchase the Excess Shares, the trustee of the trust is required to transfer the Excess Shares at the direction of the Board of Directors. The owner of the Excess Shares is entitled to receive the lesser of the proceeds from the sale of the Excess Shares or the original purchase price for such Excess Shares; any additional amounts are payable to the beneficiary of the trust.

Under the Company's certificate of incorporation, certain holders ("Existing Holders") who owned the Company's common stock in excess of the foregoing limits on the date of the 1998 Spin Off, are not subject to the general ownership limits applicable to other stockholders. Existing Holders are generally permitted to own up to the same percentage of the Company's common stock that was owned on the date of the 1998 Spin Off, provided such ownership does not jeopardize the Company's status as a REIT. Until the fourth quarter of 2002, Tenet Healthcare Corporation ("Tenet") had owned approximately 12% of the Company's issued and outstanding Common Stock and, therefore, was treated as an Existing Holder under the Company's Certificate of Incorporation. Except as explained below, as an Existing Holder, Tenet was generally permitted to own in excess of the ownership limits in the Company's Certificate of Incorporation. During the fourth quarter 2002, Tenet sold all of its 8,301,067 shares of Ventas common stock and is no longer deemed an Existing Holder.

The Company's Board of Directors is empowered to grant waivers from the "Excess Share" provisions of the Company's Certificate of Incorporation. On October 14, 2002, the Company granted such a waiver (the "C&S Waiver") from the 9% ownership limitation provisions of Article XII of the Company's Certificate of Incorporation to Cohen & Steers Capital Management, Inc. ("C&S"). Under the C&S Waiver, C&S may beneficially own, in the aggregate, up to 12.50%, in number of shares or value, of the Common Stock.

Preferred Stock Purchase Rights
The Company has issued Preferred Stock Purchase Rights (the "Rights") pursuant to the terms of the Rights Agreement, dated July 20, 1993, as amended, with National City Bank as Rights Agent (the "Rights Agreement"). Under the terms of the Rights Agreement, the Company declared a dividend of one Right for each outstanding share of Common Stock of the Company to common stockholders of record on August 1, 1993. Each Right entitles the holder to purchase from the Company one-hundredth of a share of Series A Preferred Stock at a purchase price of $110. A total of 300,000 shares of Series A Preferred Stock are subject to the Rights.

The Rights have certain anti-takeover effects and are intended to cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of the Rights being acquired.

Under the terms of the Rights Agreement, if at such time as any person becomes the beneficial owner of 9.9% or more of the Common Stock (an "Acquiring Person"), (i) the Company is involved in a merger or other business combination in which the Common Stock is exchanged or changed (other than a merger with a person or group which both (a) acquired Common Stock pursuant to a Permitted Offer (as defined below) and (b) is offering not less than the price paid pursuant to the Permitted Offer and the same form of consideration paid in the Permitted Offer) or (ii) 50% or more of the Company's assets or earning power are sold, the Rights become exercisable for that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Flip-over"). A "Permitted Offer" is a tender or exchange offer which is for all outstanding shares of Common Stock at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by at least a majority of the members of the Board of Directors who are not officers of the Company and who are not Acquiring Persons or affiliates, associates, nominees or representatives of an Acquiring Person, to be adequate and otherwise in the best interests of the Company and its stockholders (other than the person or any affiliate or associate thereof on whose behalf the offer is being made) taking into account all factors that such directors deem relevant.

In the event any person becomes an Acquiring Person, for a 60 day period after such event, if the Flip-over right is not also triggered, the Rights become exercisable for that number of shares of Common Stock having a market value of two times the exercise price of the Right, to the extent available, and then (after all authorized and unreserved shares of Common Stock have been issued), a common stock equivalent having a market value of two times the exercise price of the Right.

Upon any person becoming an Acquiring Person (other than pursuant to a Permitted Offer), any rights issued to or beneficially owned by such Acquiring Person become null and void and thereafter may not be transferred to any other person.

Certain persons and transactions are exempted from the operation of the Rights. Prior to a person becoming an Acquiring Person, the Board has the power to amend the Rights Agreement or cause the redemption of the Rights, at a purchase price of $0.01 in cash per Right. After the time a person becomes an Acquiring Person, the Board can only amend the Rights Agreement to make changes that do not adversely affect the interests of the holders of Rights. For purposes of the Rights Agreement a person is not deemed to be the beneficial owner of securities designated as Excess Shares under the Company's Certificate of Incorporation.

DRIP
The Company's Distribution Reinvestment and Stock Purchase Plan (the "Plan" or "DRIP") was declared effective by the Securities and Exchange Commission on December 31, 2001. Under the Plan's terms, existing stockholders may purchase shares of common stock in the Company by reinvesting all or a portion of the cash distribution on their shares of the Company's common stock. In addition, existing stockholders of the Company, as well as new investors may purchase shares of common stock in the Company by making optional cash payments.

Note 16—Related Party Transactions
At December 31, 2002 and 2001, the Company had receivables of approximately $4.1 million and $3.6 million, respectively, due from certain current and former executive officers of the Company. The loans include interest provisions (with a 5.0% average rate) and were to finance the income taxes payable by the executive officers resulting from: (i) the 1998 Spin Off and (ii) vesting of Restricted Shares. The loans are payable over periods ranging from four years to ten years with the majority of the obligations amortizing quarterly. Interest expense on a note relating to the 1998 Spin Off in the principal amount of $2.3 million at December 31, 2002 (the "1998 Spin Off Note"), is forgiven on a periodic basis, provided that the officer remains an employee of the Company. The payee of the 1998 Spin Off Note resigned as an employee and director of the Company on January 30, 2003, and will begin paying interest in accordance with the terms of the 1998 Spin Off Note. In the event of a change in control as defined in the Company's 1997 Incentive Compensation Plan, accrued interest on and the principal balance of the 1998 Spin Off Note is forgiven. Interest expense on the note relating to taxes paid for the vested portion of

Restricted Shares (the "Restricted Share Note") is payable annually out of and only to the extent of dividends from the vested restricted shares. In the event of a change in control of the Company (as defined in the relevant employment agreement) or upon termination of the officer without cause (as defined in the relevant employment agreement), the principal balance of the Restricted Share Note is forgiven. The Restricted Share Note is secured by a pledge of all of the restricted shares to which the Restricted Share Note relates and the Restricted Share Note is otherwise non-recourse. The 1998 Spin Off Note is not secured.

On October 15, 1998, the Company acquired eight personal care facilities and related facilities for approximately $7.1 million from Tangram Rehabilitation Network, Inc. ("Tangram"). Tangram is a wholly owned subsidiary of Res-Care, Inc. ("Res-Care") of which a director of the Company is the Chairman, President and Chief Executive Officer and another director of the Company was a member of its board of directors as of December 31, 2002. The Company leases the Tangram facilities to Tangram pursuant to a master lease agreement which is guaranteed by Res-Care. For the years ended December 31, 2002, 2001 and 2000, Tangram has paid the Company approximately $799,000, $779,000 and $754,000, respectively, in rent payments.

Note 17—Quarterly Financial Information (Unaudited)

Summarized unaudited consolidated quarterly information for the years ended December 31, 2002 and 2001 is provided below (amounts in thousands, except per share amounts).

For the Quarters Ended 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$46,444	$51,346	$49,079	$49,835
Income before Discontinued Operations and Extraordinary Item	11,530	10,727[1]	17,093[2]	13,602
Discontinued Operations	1,171	22,660	—	—
Extraordinary Loss	—	(6,919)	—	(4,158)
Net Income	12,701	26,468[1]	17,093[2]	9,444
Earnings per share				
Basic				
Income before Discontinued Operations and Extraordinary Item	$ 0.16	$ 0.15[1]	$ 0.25[2]	$ 0.19
Discontinued Operations	0.02	0.33	—	—
Extraordinary Loss	—	(0.10)	—	(0.06)
Net Income	$ 0.18	$ 0.38[1]	$ 0.25[2]	$ 0.13
Diluted				
Income before Discontinued Operations and Extraordinary Item	$ 0.16	$ 0.15[1]	$ 0.24[2]	$ 0.19
Discontinued Operations	0.02	0.33	—	—
Extraordinary Loss	—	(0.10)	—	(0.06)
Net Income	$ 0.18	$ 0.38[1]	$ 0.24[2]	$ 0.13
Dividends declared	$0.2375	$0.2375	$0.2375	$0.2375

(1) Includes a $3.8 million gain from the sale of Kindred Common Stock and a $5.4 million loss on swap breakage.
(2) Includes a $1.2 million gain from the sale of Kindred Common Stock and a $2.2 million tax benefit.

For the Quarters Ended 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$46,847	$46,899	$47,002	$62,010
Income before Discontinued Operations and Extraordinary Item	10,097	7,936	9,144	24,030
Discontinued Operations	482	169	13	17
Extraordinary Loss	—	—	—	(1,322)
Net Income	10,579	8,105	9,157	22,725[1]
Earnings per share				
Basic				
Income before Discontinued Operations and Extraordinary Item	$ 0.15	$ 0.12	$ 0.13	$ 0.35[1]
Discontinued Operations	0.01	—	—	—
Extraordinary Loss	—	—	—	(0.02)
Net Income	$ 0.16	$ 0.12	$ 0.13	$ 0.33[1]
Diluted				
Income before Discontinued Operations and Extraordinary Item	$ 0.14	$ 0.12	$ 0.13	$ 0.35[1]
Discontinued Operations	0.01	—	—	—
Extraordinary Loss	—	—	—	(0.02)
Net Income	$ 0.15	$ 0.12	$ 0.13	$ 0.33[1]
Dividends declared	$ —	$ 0.22	$ 0.44	$ 0.26

(1) *Reflects a $15.4 million gain from the sale and distribution of Kindred Common Stock.*

Note 18—Condensed Consolidating Information

The following summarizes the condensed consolidating information for the Company as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002:

Condensed Consolidating Balance Sheet

December 31, 2002 (In Thousands)	Ventas, Inc. and Ventas LP Realty, LLC	Ventas Realty, Limited Partnership	Unrestricted Group (a)	Consolidated Elimination	Consolidated
Assets					
Total net real estate investments	$ 14,194	$706,728	$ 107,880		$828,802
Cash and cash equivalents	48	2,406	1		2,455
Restricted cash	14,395	510	5,048		19,953
Investment in Kindred Healthcare, Inc. common stock	—	16,713	—		16,713
Deferred financing costs, net	—	12,311	5,393		17,704
Notes receivable from employees	1,716	2,423	—		4,139
Equity in affiliates	55,766	—	—	$(55,766)	—
Other	688	3,735	1,591		6,014
Total assets	$ 86,807	$744,826	$ 119,913	$(55,766)	$895,780
Liabilities and stockholders' equity (deficit)					
Liabilities:					
Notes payable and other debt	$ —	$485,038	$ 222,671		$707,709
United States Settlement	43,992	—	—		43,992
Securities settlement due (purchase of Senior Notes)	—	37,366	—		37,366
Deferred revenue	123	15,517	3,243		18,883
Interest rate swap agreements	—	47,672	—		47,672
Accrued dividend	16,596	—	—		16,596
Accounts payable, intercompany and other accrued liabilities	7,451	24,794	394		32,639
Other liabilities – disputed tax refunds and accumulated interest	14,156	—	—		14,156
Deferred income taxes	30,394	—	—		30,394
Total liabilities	112,712	610,387	226,308		949,407
Total stockholders' equity (deficit)	(25,905)	134,439	(106,395)	$(55,766)	(53,627)
Total liabilities and stockholders' equity (deficit)	$ 86,807	$744,826	$ 119,913	$(55,766)	$895,780

(a) Includes Ventas Specialty I, Inc., Ventas Finance I, Inc., Ventas Specialty I, LLC and Ventas Finance I, LLC which were formed in 2001 in conjunction with the CMBS transaction.

Condensed Consolidating Balance Sheet

December 31, 2001 (In Thousands)	Ventas, Inc. and Ventas LP Realty, LLC	Ventas Realty, Limited Partnership	Unrestricted Group (a)	Consolidated Elimination	Consolidated
Assets					
Total net real estate investments	$ 14,888	$678,119	$113,329		$ 806,336
Cash and cash equivalents	1,651	16,945	—		18,596
Restricted cash	15,731	—	5,042		20,773
Investment in Kindred Healthcare, Inc. common stock	—	55,118	—		55,118
Kindred Healthcare, Inc. common stock reserved for distribution	—	17,086	—		17,086
Deferred financing costs, net	—	7,398	6,755		14,153
Notes receivable from employees	845	2,790	—		3,635
Equity in affiliates	3,358	—	—	$(3,358)	—
Other	1,084	2,027	3,051		6,162
Total assets	$ 37,557	$779,483	$128,177	$(3,358)	$ 941,859
Liabilities and stockholders' equity (deficit)					
Liabilities:					
Notes payable and other debt	$ —	$623,368	$225,000		$ 848,368
United States Settlement	54,747	—	—		54,747
Deferred revenue	184	17,167	3,676		21,027
Interest rate swap agreements	—	27,430	—		27,430
Accrued dividend	17,910	—	—		17,910
Accounts payable, intercompany and other accrued liabilities	9,473	9,474	(793)		18,154
Other liabilities – disputed tax refunds and accumulated interest	14,903	—	—		14,903
Deferred income taxes	30,394	—	—		30,394
Total liabilities	127,611	677,439	227,883		1,032,933
Total stockholders' equity (deficit)	(90,054)	102,044	(99,706)	(3,358)	(91,074)
Total liabilities and stockholders' equity (deficit)	$ 37,557	$779,483	$128,177	$(3,358)	$ 941,859

(a) Includes Ventas Specialty I, Inc., Ventas Finance I, Inc., Ventas Specialty I, LLC and Ventas Finance I, LLC which were formed in 2001 in conjunction with the CMBS transaction.

Condensed Consolidating Statement of Operations

Year ended December 31, 2002 (In Thousands)	Ventas, Inc. and Ventas LP Realty, LLC	Ventas Realty, Limited Partnership	Unrestricted Group (a)	Consolidated Elimination	Consolidated
Revenues:					
Rental income	$ 1,959	$155,244	$32,314		$189,517
Interest income on real estate loans	—	995	—		995
Gain on sale of Kindred common stock	—	5,014	—		5,014
Equity earnings in affiliate(s)	68,108	—	—	$(68,108)	—
Interest and other income	283	822	73		1,178
Total revenues	70,350	162,075	32,387	(68,108)	196,704
Expenses:					
General and administrative	101	8,003	1,659		9,763
Professional fees	33	2,582	535		3,150
Amortization of restricted stock grants	19	1,519	315		1,853
Depreciation	694	35,865	5,449		42,008
Net loss on swap breakage	—	5,407	—		5,407
Interest	—	67,897	10,477		78,374
Interest on United States Settlement	5,461	—	—		5,461
Total expenses	6,308	121,273	18,435		146,016
Income (loss) before benefit for income taxes, gain on disposal of real estate assets, discontinued operations and extraordinary loss	64,042	40,802	13,952	(68,108)	50,688
Benefit for income taxes	(2,200)	—	—		(2,200)
Income (loss) before gain on disposal of real estate assets, discontinued operations and extraordinary loss	66,242	40,802	13,952	(68,108)	52,888
Net gain on real estate disposals	—	64	—		64
Income (loss) before discontinued operations and extraordinary loss	66,242	40,866	13,952	(68,108)	52,952
Discontinued operations	—	23,831	—		23,831
Income (loss) before extraordinary loss	66,242	64,697	13,952	(68,108)	76,783
Extraordinary loss on extinguishment of debt	—	(11,077)	—		(11,077)
Net income (loss)	$66,242	$ 53,620	$13,952	$(68,108)	$ 65,706

(a) Includes Ventas Specialty I, Inc., Ventas Finance I, Inc., Ventas Specialty I, LLC and Ventas Finance I, LLC which were formed in 2001 in conjunction with the CMBS transaction.

Condensed Consolidating Statement of Operations

Year ended December 31, 2001 (In Thousands)	Ventas, Inc. and Ventas LP Realty, LLC	Ventas Realty, Limited Partnership	Unrestricted Group (a)	Consolidated Elimination	Consolidated
Revenues:					
Rental income	$ 2,233	$179,780	$ 1,316		$183,329
Gain on sale of Kindred common stock	—	15,425	—		15,425
Equity earnings in affiliate(s)	55,577	—	—	$(55,577)	—
Interest and other income	1,442	2,562	—		4,004
Total revenues	59,252	197,767	1,316	(55,577)	202,758
Expenses:					
General and administrative	123	10,053	68		10,244
Professional fees	56	4,571	31		4,658
Amortization of restricted stock grants	21	1,701	12		1,734
Depreciation	694	40,864	229		41,787
Interest	—	88,801	(2,626)		86,175
Interest on United States Settlement	4,592	—	—		4,592
Total expenses	5,486	145,990	(2,286)		149,190
Income (loss) before provision for income taxes, gain on disposal of real estate assets, discontinued operations and extraordinary loss	53,766	51,777	3,602	(55,577)	53,568
Provision for income taxes	2,651	—	—		2,651
Income (loss) before gain on disposal of real estate assets, discontinued operations and extraordinary loss	51,115	51,777	3,602	(55,577)	50,917
Net gain on real estate disposals	—	290	—		290
Income (loss) before discontinued operations and extraordinary loss	51,115	52,067	3,602	(55,577)	51,207
Discontinued operations	—	681	—		681
Income (loss) before extraordinary loss	51,115	52,748	3,602	(55,577)	51,888
Extraordinary loss on extinguishment of debt	—	(1,322)	—		(1,322)
Net income (loss)	$51,115	$ 51,426	$ 3,602	$(55,577)	$ 50,566

(a) Includes Ventas Specialty I, Inc., Ventas Finance I, Inc., Ventas Specialty I, LLC and Ventas Finance I, LLC which were formed in 2001 in conjunction with the CMBS transaction.

Condensed Consolidating Statement of Operations

Year ended December 31, 2000 (In Thousands)	Ventas, Inc. and Ventas LP Realty, LLC	Ventas Realty, Limited Partnership	Consolidated Elimination	Consolidated
Revenues:				
Rental income	$ 3,626	$224,943		$228,569
Equity earnings in affiliate(s)	27,555	—	$(27,555)	—
Interest and other income	1,932	7,549		9,481
Total revenues	33,113	232,492	(27,555)	238,050
Expenses:				
General and administrative	149	9,464		9,613
Professional fees	168	10,645		10,813
Non-recurring employee severance cost	6	349		355
United States Settlement	96,493	—		96,493
Loss on uncollectible amounts due from tenants	758	46,636		47,394
Amortization of restricted stock grants	21	1,318		1,339
Depreciation	697	41,261		41,958
Interest	—	93,570		93,570
Total expenses	98,292	203,243		301,535
Income (loss) before gain on sale of real estate assets discontinued operations and extraordinary loss	(65,179)	29,249	(27,555)	(63,485)
Net gain on sale of real estate assets	—	957		957
Income (loss) before discontinued operations and extraordinary loss	(65,179)	30,206	(27,555)	(62,528)
Discontinued operations	—	1,283		1,283
Income (loss) before extraordinary loss	(65,179)	31,489	(27,555)	(61,245)
Extraordinary loss on extinguishment of debt	—	(4,207)		(4,207)
Net income (loss)	$(65,179)	$ 27,282	$(27,555)	$ (65,452)

Condensed Consolidating Statement of Cash Flows

Year ended December 31, 2002
(In Thousands)

	Ventas, Inc. and Ventas LP Realty, LLC	Ventas Realty, Limited Partnership	Unrestricted Group (a)	Consolidated Elimination	Consolidated
Net cash provided by (used in) operating activities	$ 66,377	$ 95,145	$ 22,971	$(68,108)	$ 116,385
Net cash provided by (used in) investing activities	(871)	(33,269)	—		(34,140)
Cash flows from financing activities:					
Net change in borrowings under revolving line of credit	—	(101,301)	—		(101,301)
Proceeds from long-term debt	—	620,300	—		620,300
Repayment of long-term debt	—	(16,261)	(2,329)		(18,590)
Repayment of long-term debt through refinancing	—	(607,106)	—		(607,106)
Payment of swap breakage fee	—	(12,837)	—		(12,837)
Payment of deferred financing costs	—	(15,127)	—		(15,127)
Payment on the United States Settlement	(10,755)	—	—		(10,755)
Cash distributions from affiliates	(103,384)	55,917	(20,641)	68,108	—
Issuance of common stock	97,155	—	—		97,155
Cash distribution to stockholders	(50,125)	—	—		(50,125)
Net cash provided by (used in) financing activities	(67,109)	(76,415)	(22,970)	68,108	(98,386)
Increase (decrease) in cash and cash equivalents	(1,603)	(14,539)	1		(16,141)
Cash and cash equivalents at beginning of year	1,651	16,945	—		18,596
Cash and cash equivalents at end of year	$ 48	$ 2,406	$ 1		$ 2,455

Condensed Consolidating Statement of Cash Flows

Year ended December 31, 2001
(In Thousands)

	Ventas, Inc. and Ventas LP Realty, LLC	Ventas Realty, Limited Partnership	Unrestricted Group (a)	Consolidated Elimination	Consolidated
Net cash provided by (used in) operating activities	$ 50,951	$ 89,524	$ (5,005)	$(55,577)	$ 79,893
Net cash provided by (used in) investing activities	(1,697)	4,457	—		2,760
Cash flows from financing activities:					
Proceeds from long-term debt	—	—	225,000		225,000
Repayment of long-term debt	—	(263,017)	—		(263,017)
Payment of deferred financing costs	—	(121)	(6,811)		(6,932)
Payment on the United States Settlement	(41,746)	—	—		(41,746)
Cash distributions from affiliates	57,285	100,322	(213,184)	55,577	—
Issuance of common stock	503	—	—		503
Cash distribution to stockholders	(65,266)	—	—		(65,266)
Net cash provided by (used in) financing activities	(49,224)	(162,816)	5,005	55,577	(151,458)
Increase (decrease) in cash and cash equivalents	30	(68,835)	—		(68,805)
Cash and cash equivalents at beginning of year	1,621	85,780	—		87,401
Cash and cash equivalents at end of year	$ 1,651	$ 16,945	$ —		$ 18,596

Condensed Consolidating Statement of Cash Flows

Year ended December 31, 2000
(In Thousands)

	Ventas, Inc. and Ventas LP Realty, LLC	Ventas Realty, Limited Partnership	Consolidated Elimination	Consolidated
Net cash provided by (used in) operating activities	$ (63,476)	$ 176,370	$(27,556)	$ 85,338
Net cash provided by (used in) investing activities	(199)	5,558		5,359
Cash flows from financing activities:				
Repayment of long-term debt	—	(87,862)		(87,862)
Payment of deferred financing costs	—	(12,616)		(12,616)
Cash distributions from affiliates	107,708	(135,264)	27,556	—
Issuance of common stock	22	—		22
Cash distribution to stockholders	(42,434)	—		(42,434)
Net cash provided by (used in) financing activities	65,296	(235,742)	27,556	(142,890)
Increase (decrease) in cash and cash equivalents	1,621	(53,814)		(52,193)
Cash and cash equivalents at beginning of year	—	139,594		139,594
Cash and cash equivalents at end of year	$ 1,621	$ 85,780		$ 87,401

(a) Includes Ventas Specialty I, Inc., Ventas Finance I, Inc., Ventas Specialty I, LLC and Ventas Finance I, LLC which were formed in 2001 in conjunction with the CMBS transaction.

Market for the Company's Common Equity and Related Stockholder Matters

Stock Trading Symbol: – VTR

Stock Exchange Listing
The Company's common stock, $0.25 par value, is listed and traded on the New York Stock Exchange ("NYSE").

Stockholders
As of February 18, 2003, there were 79,032,489 shares of Common Stock outstanding and approximately 3,457 stockholders of record.

Stock Performance
The prices in the table below for the calendar quarters indicated since the first quarter of 2001 represent the high and low closing sales prices for the Common Stock as reported on the NYSE.

Calendar Quarter	Sales Price of Common Stock	
	High	Low
2001		
First Quarter 2001	$ 8.62	$5.5625
Second Quarter 2001	11.02	8.50
Third Quarter 2001	12.85	10.14
Fourth Quarter 2001	12.80	10.75
2002		
First Quarter 2002	$12.90	$ 11.54
Second Quarter 2002	13.54	12.65
Third Quarter 2002	13.41	11.56
Fourth Quarter 2002	13.70	10.12
2003		
First Quarter 2003 (through February 18, 2003)	$11.70	$ 11.20

Dividend Policy
Aggregate dividends of $0.95 per share were paid in cash for the year ended December 31, 2002 in equal quarterly installments of $0.2375 per share. Aggregate distributions equaling $0.92 per share were paid for the year ended December 31, 2001. A cash dividend of $0.22 per share was paid for the first, second and third quarters of the year ended December 31, 2001. A quarterly dividend of $0.22 per share and a special dividend of $0.04 per share were paid in the first quarter of 2002 for the 2001 tax year through a distribution of approximately $824,000 in cash and 334,886 shares of Kindred Common Stock.

As previously announced, we expect to pay total dividends to our stockholders for 2003 at the annual rate of $1.07 per share, consistent with our intention to distribute 100% or more of our taxable net income to its stockholders (the "Distribution Policy"). In accordance with the Distribution Policy, the Company declared the first quarterly dividend for 2003 of $0.2675 per share on February 21, 2003, which dividend will be paid in cash on March 17, 2003 to stockholders of record on March 4, 2003. The Company expects that dividends for 2003 will continue to be paid quarterly, in cash, although the Company could choose to pay dividends by distributing a combination of cash and other property or securities, including the Kindred Common Stock.

A number of factors are considered by the Company's Board of Directors when making the final determination regarding the frequency and amount of the Company's dividends. These decisions regarding dividends are normally made at least quarterly. Therefore, there can be no assurance that the Company will maintain this Distribution Policy. Please refer to the Cautionary Statements and Risk Factors contained elsewhere in this Annual Report, and the Risk Factors contained in our Annual Report on Form 10-K for the year ended December 31, 2002, for a description of other factors that may affect its Distribution Policy.

The Company's stockholders may reinvest all or a portion of any cash distribution on their shares of the Company's common stock by participating in the Company's Distribution Reinvestment and Stock Purchase Plan.

Executive Officer 10b5-1 Plans
In August of 2002, each of Debra A. Cafaro and T. Richard Riney entered into written 10b5-1 sales plans for estate and financial planning purposes. As of December 31, 2002, Ms. Cafaro's sales plan provided for the future sale of up to 433,361 shares of our common stock, solely upon the exercise of options owned by Ms. Cafaro which have a weighted average exercise price of $6.13. As of January 31, 2003, Ms. Cafaro owned an additional 719,837 shares of the Company's common stock that are not subject to any sales plans. As of December 31, 2002, Mr. Riney's sales plan provided for the future sale of up to 162,500 shares of our common stock, solely upon the exercise of options owned by Mr. Riney which have a weighted average exercise price of $6.24. As of January 31, 2002, Mr. Riney owned an additional 269,047 shares of the Company's common stock that are not subject to any sales plans. Ms. Cafaro's and Mr. Riney's plans both expire at the end of 2003.

Directors of the Company

Debra A. Cafaro (45)
Chairman of the Board,
President and Chief Executive Officer
Ventas, Inc.

Douglas Crocker II (62)
Presiding Director of Ventas, Inc.;
Vice Chairman
Equity Residential Properties Trust

Ronald G. Geary (55)
Chairman of the Board, President
and Chief Executive Officer
Res-Care, Inc.

Jay M. Gellert (48)
President and Chief Executive Officer
Health Net, Inc.

Gary W. Loveman (42)
President and Chief Executive Officer
Harrah's Entertainment, Inc.

Sheli Z. Rosenberg (61)
Vice Chairman
Equity Group Investments, LLC

Corporate Headquarters

Ventas, Inc.
4360 Brownsboro Road
Suite 115
Louisville, KY 40207-1642
502.357.9000
www.ventasreit.com

Annual Meeting

The Annual Meeting of Stockholders will convene Thursday, May 15, 2003, at 9:00 a.m. (Central Time) at The Ritz-Carlton Chicago, 160 E. Pearson Street, Chicago, Illinois.

Stock Information

Ventas, Inc. is traded on the NYSE under the ticker symbol "VTR." As of March 13, 2003, Ventas had 79,043,745 outstanding shares.

Transfer Agent and Registrar

National City Bank
Corporate Trust Administration
629 Euclid Avenue, Room 635
Cleveland, OH 44114

Information

Copies of the Annual Report, Form 10-K or other published information may be obtained by contacting the corporate office or through our website at www.ventasreit.com.

Independent Auditors

Ernst & Young LLP

Legal Counsel

Willkie Farr & Gallagher

Design: Slattery Design Group


Ventas

Ventas, Inc.
4360 Brownsboro Road
Suite 115
Louisville, KY 40207-1642
502.357.9000
www.ventasreit.com